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[redacted]

09045527

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schneider Electric

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 1 0 2009
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03706 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 3/9/09

082-03706

2009 MAR -6 P 3:11

AR/S
12-31-08

Consolidated Financial Statements

For the year ended December 31, 2008

Schneider Electric

Consolidated Statement of Income

(in millions of euros except for earnings per share)

		2008	2007
Revenue	*(note 21)*	**18,311**	**17,309**
Cost of sales		(10,896)	(10,210)
Gross profit		**7,415**	**7,099**
Research and development expenses	*(note 22)*	(402)	(417)
Selling, general and administrative expenses		(4,120)	(3,978)
Other operating income and expenses	*(note 24)*	(139)	(142)
EBITA (*)		**2,754**	**2,562**
Amortization and impairment of purchase accounting intangibles	*(note 25)*	(174)	(79)
Operating profit		**2,580**	**2,483**
Finance costs, net		(246)	(247)
Other financial income and expenses		(68)	(19)
Finance costs and other financial income and expense, net	*(note 26)*	**(314)**	**(266)**
Share of profit /(losses) of associates	*(note 6)*	12	4
Profit before tax		**2,278**	**2,221**
Income tax expense	*(note 11)*	(555)	(600)
Profit for the period		**1,723**	**1,621**
- Attributable to equity holders of the parent		1,682	1,583
- Attributable to minority interests		41	38
Basic earnings per share (in euros)	*(note 13.3)*	7.02	6.78
Diluted earnings per share (in euros)	*(note 13.3)*	7.00	6.70

* EBITA (Earnings Before Interest Taxes and Amortization of purchase accounting intangibles)
Effective January 1, 2007, the Group adopted a new presentation for operating performance that separates out amortization and impairment of intangible assets rec

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

(in millions of euros)		2008	2007
I - Cash flows from operating activities:			
Profit attributable to equity holders of the parent		1,682	1,583
Minority interests		41	38
Share of (profit)/ losses of associates, net of dividends received		(12)	(4)
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation of property, plant and equipment		328	309
Amortization of intangible assets other than goodwill		220	185
Losses on non current assets		72	41
Increase/(decrease) in provisions		93	101
Change in deferred taxes		(23)	11
Losses/(gains) on disposals of assets		18	(81)
Other		81	28
Net cash provided by operating activities before changes in operating assets and liabilities		**2,500**	**2,211**
(Increase)/decrease in accounts receivable		(31)	(367)
(Increase)/decrease in inventories and work in process		(50)	(44)
Increase/(decrease) in accounts payable		(5)	151
Change in other current assets and liabilities		14	139
Change in working capital requirement		**(72)**	**(121)**
	Total I	**2,428**	**2,090**
II - Cash flows from investing activities:			
Purchases of property, plant and equipment		(416)	(403)
Proceeds from disposals of property, plant and equipment		14	79
Purchases of intangible assets		(298)	(233)
Proceeds from disposals of intangible assets		7	(3)
Net cash used by investment in operating assets		**(693)**	**(560)**
Purchases of financial investments - net	*(note 2)*	(598)	(5,291)
Purchases of other long-term investments		(17)	(1)
Increase in long-term pension assets		28	(25)
Sub-total		**(587)**	**(5,317)**
	Total II	**(1,280)**	**(5,877)**
III - Cash flows from financing activities:			
Issuance of long-term debt	*(note 16)*	435	708
Repayment of long-term debt		(749)	(5,160)
Sale/(purchase) of treasury shares		(70)	15
Increase/(reduction) in other financial debt		366	6,386
Issuance of shares		144	1,271
Dividends paid: Schneider Electric SA (1)		(796)	(670)
Minority interests		(36)	(29)
	Total III	**(706)**	**2,520**
IV - Net effect of exchange rate :	**Total IV**	**(83)**	**(2)**
Net increase/(decrease) in cash and cash equivalents : I + II + III + IV		**359**	**(1,268)**
Cash and cash equivalents at beginning of period		1,158	2,426
Increase/(decrease) in cash and cash equivalents		359	(1,268)
Cash and cash equivalents at end of period	*(note 12)*	**1,517**	**1,158**

(1) Includes a *précompte* withholding tax back payment in 2006

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros)

ASSETS		Dec. 31, 2008	Dec. 31, 2007
Non-current assets			
Goodwill, net	*(note 3)*	8,542	8,141
Intangible assets, net	*(note 4)*	3,991	3,714
Property, plant and equipment, net	*(note 5)*	1,970	1,856
Total tangible and intangible assets		5,961	5,570
Investments in associates	*(note 6)*	281	172
Available-for-sale financial assets	*(note 7)*	200	323
Other financial assets	*(note 7)*	113	124
Total non current financial assets		313	447
Deferred taxes	*(note 11)*	932	688
Total non-current assets		**16,029**	**15,018**
Current assets			
Inventories and work in process	*(note 8)*	2,584	2,481
Trade accounts receivable	*(note 9)*	3,537	3,463
Other receivables and prepaid expenses	*(note 10)*	925	951
Assets held for sale		2	2
Current financial assets	*(note 7)*	78	84
Cash and cash equivalents	*(note 12)*	1,652	1,269
Total current assets		**8,778**	**8,250**
Total assets		**24,807**	**23,268**

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros)

LIABILITIES		Dec. 31, 2008	Dec. 31, 2007
Equity	*(note 13)*		
Share capital		1,979	1,962
Share premium account		5,378	5,254
Retained earnings		4,503	3,931
Translation reserve		(954)	(962)
Equity attributable to equity holders of the parent		**10,906**	**10,185**
Minority interests		145	129
Total equity		**11,051**	**10,314**
Long-term provisions			
Provisions for pensions and other post-employment benefits	*(note 14)*	1,463	996
Provisions for contingencies	*(note 15)*	302	264
Total long-term provisions		1,765	1,260
Non-current liabilities			
Ordinary and convertible bonds	*(note 16)*	3,367	3,196
Other long-term debt	*(note 16)*	1,272	590
Total non-current financial liabilities		4,639	3,786
Deferred tax liabilities	*(note 11)*	888	910
Other non-current liabilities	*(note 17)*	20	77
Total non-current liabilities		**7,312**	**6,033**
Current liabilities			
Trade accounts payable		2,312	2,133
Accrued taxes and payroll costs		1,320	1,305
Short-term provisions	*(note 15)*	538	445
Other current liabilities		708	637
Short-term debt	*(note 16)*	1,566	2,401
Total current liabilities		**6,444**	**6,921**
Total equity and liabilities		**24,807**	**23,268**

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Changes in Equity and Minority Interests

(in millions of euros except for number of shares)

	Number of shares (thousands)	Share capital	Share premium account	Retained earnings	Treasury stock	Other reserves	Translation reserve	Equity attributable to equity holders of the parent	Minority Interests	TOTAL
December 31, 2006	**227,698**	**1,822**	**4,121**	**3,200**	**(265)**	**(9)**	**(152)**	**8,717**	**121**	**8,838**
Profit for the year				1,583				1,583	38	1,621
Valuation gains/(losses) taken to equity (note 13)						12		12		12
Exchange differences on translating foreign operations							(810)	(810)	(1)	(811)
Total recognized income and expense for the period (comprehensive income)				**1,583**		**12**	**(810)**	**785**	**37**	**822**
Issuance of shares	15,781	126	1,052					1,178		1,178
Exercise of stock options (note 13)	1,820	14	81					95		95
Dividends (note 13)				(670)				(670)	(29)	(699)
Change in treasury stock (note 13)					24			24		24
Stock options					26			26		26
Other (1)				19	11			30		30
December 31, 2007	**245,299**	**1,962**	**5,254**	**4,132**	**(204)**	**3**	**(962)**	**10,185**	**129**	**10,314**
Profit for the year				1,682				1,682	41	1,723
Valuation gains/(losses) taken to equity (note 13)						(424)		(424)		(424)
Exchange differences on translating foreign operations							8	8	10	18
Total recognized income and expense for the period (comprehensive income)				**1,682**		**(424)**	**8**	**1,266**	**51**	**1,317**
Issuance of shares	2,000	16	118					134		134
Exercise of stock options (note 13)	127	1	6					7		7
Dividends (note 13)				(796)				(796)	(36)	(832)
Change in treasury stock (note 13)					(70)			(70)		(70)
Stock options					26			26		26
Other (2)				152	2			154	1	155
December 31, 2008	**247,426**	**1,979**	**5,378**	**5,170**	**(246)**	**(421)**	**(954)**	**10,906**	**145**	**11,051**

(1) Of which €12 million in connection with the employee share purchase plan and €6.0 million from reclassification of capital gains on own shares.

(2) Of which €152 million in long term receivable on tax authorities, €5 million in connection with the employee share purchase plan and €(2) million from reclassification of capital gains on own shares.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

All amounts in millions of euros unless otherwise indicated.
The following notes are an integral part of the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2008 were reviewed by the Management Board of Schneider Electric on February 13, 2009 and by the Supervisory Board on February 18, 2009. They will be submitted to shareholders for approval at the Annual General Meeting of April 23, 2009.

The Group's main businesses are described in Chapter 1 of the Registration Document.

Note 1 - Summary of significant accounting policies

1.1 Accounting standards

Schneider Electric's consolidated financial statements have been prepared in compliance with the international accounting standards adopted by the European Union as of December 31, 2008. The same accounting methods were used as for the consolidated financial statements for the year ended December 31, 2007, with the exception of the following standards and interpretations adopted in 2008, whose impact on the Group's accounts was not material:

- IFRIC 11 – *IFRS 2 Group and Treasury Share Transactions*
- IFRIC 14 – *IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*
- Amendments to IAS 39 and IFRS 7 – *Reclassification of Financial Assets*

There are no differences in practice between the standards applied by the Group and the IFRSs issued by the International Accounting Standards Board (IASB), as the application from January 1, 2008 of the following standards and interpretations not yet adopted by the European Union would not have a material impact on the Group's accounts:

- IFRIC 12 - *Service Concession Arrangements*
- Amendments to IFRIC 9 and IAS 39 – *Embedded Derivatives*
- Amendment to IFRS 7 – *Investments in Debt Instruments*

The Group did not early adopt the following standards and interpretations adopted by the European Union that are applicable after January 1, 2008:

- Amendment to IAS 1 – *Presentation of Financial Statements*
- Amendment to IAS 23 – *Borrowing Costs*
- IFRS 8 – *Operating Segments*
- IFRIC 13 – *Customer Loyalty Programmes*
- Amendment to IFRS 2 – *Share-based Payment: Vesting Conditions and Cancellations*

Lastly, the Group did not apply the following standards and interpretations that had not been adopted by the European Union as of December 31, 2008:

- Amendment to IFRS 3 – *Business Combinations*
- Amendment to IAS 27 – *Consolidated and Separate Financial Statements*
- Amendment to IAS 39 – *Financial Instruments: Recognition and Measurement – Exposures Qualifying for Hedge Accounting*
- Amendments to IAS 32 and IAS 1 – *Puttable Financial Instruments and Obligations Arising on Liquidation*
- IFRIC 15 – *Agreements for the Construction of Real Estate*
- IFRIC 16 – *Hedges of a Net Investment in a Foreign Operation*
- IFRIC 17 – *Distributions of Non-cash Assets to Owners*
- *IFRS improvements*

The potential impact of these standards and interpretations on the consolidated financial statements is currently being assessed. At this stage of analysis, the Group does expect their impact to be material, except for:

- IFRS 8, which will modify the presentation of segment information.

- The amendment to IFRS 3, which will modify prospectively the accounting treatment of business combinations.

The financial statements present data prepared in accordance with IFRS for the years ended December 31, 2008 and December 31, 2007. The financial statements for the year ended December 31, 2006, presented in the Registration Document registered with Autorité des Marchés Financiers (AMF) under number D.07-223 on March 26, 2007, are incorporated by reference.

1.2 Basis of presentation

The financial statements have been prepared on a historical cost basis, with the exception of derivatives and available-for-sale financial assets, which are measured at fair value. Financial liabilities are measured using the cost model. The carrying amount of hedged assets and liabilities and the related hedging instruments corresponds to their fair value.

1.3 Use of estimates

The preparation of financial statements requires Group and subsidiary management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities at the date of the financial statements, revenues and expenses for the reporting period and related disclosures. Actual results could differ from those estimates.

These estimates mainly concern:

- The recoverable amount of goodwill, property, plant and equipment and intangible assets (described in note 1.10).
- The net realizable value of inventories and work in process (described in note 1.12).
- The recoverable amount of accounts receivable (described in note 1.13).
- The valuation of share-based payments (described in note 1.18).
- The calculation of provisions for contingencies, in particular for warranties (described in note 1.19).
- Pension and other post-employment benefit obligations (described in note 14).

1.4 Consolidation principles

Companies over which the Group exercises exclusive control, either directly or indirectly, are fully consolidated. Exclusive control is control by all means, including ownership of a majority voting interest, significant minority ownership, and contracts or agreements with other shareholders.

Investments in operating entities controlled jointly with a limited number of partners, such as joint ventures and alliances, are accounted for by the equity method in accordance with the alternative treatment allowed under IAS 31 - *Interests in Joint Ventures*.

Companies over which the Group has significant influence ("associates") are accounted for by the equity method. Significant influence is presumed to exist when more than 20% of outstanding voting rights are held.

Companies acquired or sold during the year are included in or removed from the consolidated financial statements as of the date when effective control is acquired or relinquished.

Intragroup balances and transactions are eliminated in consolidation.
The list of the main consolidated subsidiaries and associates is provided in note 30.

All of the companies included in the scope of consolidation have a December 31 year-end.

1.5 Business combinations

Business combinations are accounted for using the purchase method, in accordance with IFRS 3 – *Business Combinations*. In accordance with the option provided by IFRS 1 – *First-Time Adoption of IFRS* – business combinations recorded before January 1, 2004 have not been restated.

All identified acquired assets, liabilities and contingent liabilities are recognized at their fair value as of the date of acquisition. Provisional fair values are adjusted within a maximum of twelve months following the date of acquisition.

If the cost of acquisition is higher than the fair value of assets acquired and liabilities assumed at the date of acquisition, the excess is recorded under goodwill. If the cost of acquisition is lower than the fair value of assets acquired and liabilities assumed at the date of acquisition, the negative goodwill is immediately recognized in the income statement.

Goodwill is not amortized, but tested for impairment at least annually and when there is an indication that it may be impaired (note 1.10 below). Any impairment losses are recognized under "Amortization and impairment of purchase accounting intangibles".

1.6 Translation of the financial statements of foreign subsidiaries

The consolidated financial statements are drawn up in euros.

The financial statements of subsidiaries that use another functional currency are translated into euros as follows:

- Assets and liabilities are translated at official year-end exchange rates.
- Income statement and cash flow items are translated at weighted-average annual exchange rates.

Differences arising on translation are recorded in equity under "Translation reserve". In accordance with IFRS 1 – *First Time Adoption of IFRS* – cumulative translation adjustments were reset to zero at January 1, 2004 by adjusting opening retained earnings, without any impact on total equity.

1.7 Foreign currency transactions

Foreign currency transactions are recorded using the official exchange rate in effect at the date the transaction is recorded or the hedging rate. At year-end, foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates or the hedging rate. Gains or losses on foreign currency conversion are recorded in the income statement under "Other financial income and expense, net". Foreign currency hedging is described below, in note 1.22.

1.8 Intangible assets

➢ **Intangible assets acquired separately or as part of a business combination**

Intangible assets acquired separately are initially recognized in the balance sheet at historical cost. They are subsequently measured using the cost model, in accordance with IAS 38 – *Intangible Assets*.

Trademarks, customer lists and other identifiable assets of acquired companies are recognized in the balance sheet at fair value, determined by qualified experts for the most significant assets and internally for the rest. The valuations are performed using generally accepted methods, based on expected future cash flows. The assets are regularly tested for impairment.

Intangible assets other than trademarks are amortized on a straight-line basis over their useful life or the period of legal protection. Amortized intangible assets are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount.

Amortization and impairment losses on intangible assets recognized on business combinations are presented under "Amortization and impairment of purchase accounting intangibles" in the income statement.

Trademarks
Trademarks acquired as part of a business combination are not amortized when they are considered to have an indefinite life.

This is determined on the basis of:
- Brand awareness.
- The Group's strategy for integrating the trademark into its existing portfolio.

Non-amortized trademarks are tested for impairment at least annually and when there is any indication that their recoverable amount may be less than their carrying amount. When necessary, an impairment loss is recorded.

➢ **Internally-generated intangible assets**

Research and development costs
Research costs are recognized in the income statement when incurred.

Systems were set up to track and capitalize development costs in 2004. As a result, only development costs for new products launched since 2004 are capitalized in the IFRS accounts.

Development costs for new projects are capitalized if, and only if:
- The project is clearly identified and the related costs are separately identified and reliably tracked.
- The project's technical feasibility has been demonstrated and the Group has the intention and financial resources to complete the project and to use or sell the related products.
- It is probable that the future economic benefits attributable to the project will flow to the Group.

Development costs that do not meet these criteria are expensed in the year in which they are incurred.

Capitalized development costs are amortized over the estimated life of the underlying technology, which generally ranges from 3 to 10 years. The amortization charge is included in the cost of the related products and classified into "Cost of sales" when the products are sold.

Software implementation
External and internal costs for the programming, coding and testing of enterprise resource planning (ERP) applications are capitalized and amortized over the applications' useful lives.

1.9 Property, plant and equipment

Land, buildings, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses, in accordance with the cost model provided for in IAS 16 – *Property, plant and equipment*.

Each part of an item of property, plant and equipment with a useful life that is different from that of the item as a whole is depreciated separately on a straight-line basis. The main useful lives are as follows:

Buildings	:	20 to 40 years
Plant and equipment	:	3 to 10 years
Other	:	3 to 12 years

The useful life of operating assets, such as production lines, reflects the related products' estimated life cycles.

Useful lives are reviewed periodically and may be adjusted prospectively if appropriate.

The depreciable amount of an asset is determined after deducting its residual value, when the residual value is material.

Depreciation is charged to the income statement or included in the production cost of inventory or the cost of internally-generated intangible assets. It is recognized under "Cost of sales," "Research expenses" or "Selling, general and administrative expenses", depending on the case.

Property, plant and equipment are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount. Impairment losses are charged to the income statement under "Other operating income/(expense).

➢ **Leases**

Finance leases, defined as leases that transfer substantially all the risks and rewards of ownership to the lessee, are recognized as an asset and a liability.

Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases and the related payments are recognized as an expense on a straight-line basis over the lease term.

➢ **Borrowing costs**

Borrowing costs incurred during the construction or acquisition of property, plant and equipment and intangible assets are expensed when incurred, in accordance with the recommended treatment under IAS 23 – *Borrowing Costs*.

1.10 Impairment of assets

In accordance with IAS 36 – *Impairment of Assets* – the recoverable amount of long-lived assets is assessed as follows:

- All depreciable and amortizable property, plant and equipment and intangible assets are reviewed at each balance sheet date to determine whether there is any indication that the asset may be impaired. Indications of impairment are identified on the basis of external or internal information. If such an indication exists, the Group tests the asset for impairment by comparing its carrying amount to the higher of fair value less costs to sell and value in use.

- Non-amortizable intangible assets and goodwill are tested for impairment at least annually and when there is any indication that the asset may be impaired.

Value in use is determined by discounting estimated future cash flows that will be generated by the tested assets, generally over a period of not more than five years. Estimated future cash flows are based on management's economic assumptions and operating forecasts. The discount rate corresponds to Schneider Electric's weighted average cost of capital (WACC) at the measurement date impacted by a risk premium depending on the region in question. The Group's WACC stood at 8.2% at December 31, 2008 compared with 7.5% at December 31, 2007. This rate is based on a long-term risk-free interest rate of 4.0%, corresponding to the average interest rate for 10-year OAT treasury bonds over the past few years, the average premium applied to financing obtained by the Group in the fourth quarter of 2008, and the weighted country risk premium for the Group's businesses in the countries in question.
The perpetuity growth rate was 2% in 2008, unchanged from the previous year.

Impairment tests are performed at the level of the cash-generating unit (CGU) to which the asset belongs. A cash-generating unit is the smallest group of assets that generates cash inflows that are largely independent of those cash flows from other assets or groups of assets. CGUs generally correspond to the Operating Divisions (Europe, North America, International and Asia-Pacific) and Business Units Critical Power & Cooling Services (CPCS), Building Automation (BA), and Customized Sensors & Technologies (CST)).

Goodwill is allocated to a CGU when initially recognized. The allocation is made on the basis used to track the performance of Group operations and to assess the benefits derived from the synergies of the business combination.

If the recoverable amount of an asset or CGU is lower than its carrying amount, an impairment loss is recognized. To the extent possible, impairment losses on CGUs comprising goodwill are recorded as a deduction from goodwill.

1.11 Non-current financial assets

Investments in non-consolidated companies are classified in available-for-sale financial assets. They are initially recorded at cost and subsequently measured at fair value, when fair value can be reliably determined.

The fair value of equity instruments quoted in an active market corresponds to the quoted price on the balance sheet date.

In cases where fair value can not be reliably determined, the instruments are measured at cost net of any accumulated impairment losses. The recoverable amount is determined by reference to the Group's equity in the entity's underlying net assets and the entity's expected future profitability and business outlook. This rule is applied in particular to equity instruments that do not have a quoted market price in an active market.

Changes in fair value are accumulated in equity under "Other reserves" up to the date of sale, at which time they are recognized in the income statement. Unrealized losses on assets that are considered to be permanently impaired are recorded under "Finance costs and other financial income and expense, net".

Loans, recorded under "Other financial assets", are carried at amortized cost and tested for impairment if there is any indication that their recoverable amount may be less than their carrying amount. Long-term financial receivables are discounted when the impact of discounting is material.

1.12 Inventories and work in process

Inventories and work in process are stated at the lower of cost (generally determined by the weighted-average cost method) and estimated net realizable value.

Net realizable value corresponds to the estimated selling price net of remaining expenses to complete and/or sell the products.

Impairment losses on materials are recognized in "Cost of sales" and on finished products in "Selling, general and administrative expenses".

The cost of work in process, semi-finished and finished products includes direct materials and labor costs, subcontracting costs, production overheads based on normal capacity utilization rates and the portion of research and development costs related to the production process (corresponding to the amortization of capitalized projects in production and product and range maintenance costs).

1.13 Trade accounts receivable

An allowance for doubtful accounts is recorded when it is probable that receivables will not be collected and the amount of the loss can be reasonably estimated. Doubtful accounts and the related allowances are identified and determined based on historical loss experience, the age of the receivables and a detailed assessment of related credit risks. Once it is known with certainty that a doubtful account will not be collected, the doubtful account and the related allowance are written off to the income statement.

Accounts receivable in more than one year are discounted in cases where the discounting adjustment is material.

1.14 Assets held for sale

Assets held for sale are no longer depreciated and are recorded separately in the balance sheet under "Assets held for sale" at the lower of amortized cost and net realizable value.

1.15 Deferred taxes

Deferred taxes, corresponding to temporary differences between the tax basis and reporting basis of consolidated assets and liabilities, are recorded using the liability method. Deferred tax assets are recognized when it is probable that they will be recovered at a reasonably determinable date.

Future tax benefits arising from the utilization of tax loss carryforwards (including amounts available for carryforward without time limit) are recognized only when they can reasonably be expected to be realized.

Deferred tax assets and liabilities are not discounted. Deferred tax assets and liabilities that concern the same unit and are expected to reverse in the same period are netted off.

1.16 Cash and cash equivalents

Cash and cash equivalents presented in the balance sheet consist of cash, bank accounts, term deposits of three months or less and other liquid marketable securities. Substantially all marketable securities represent short-term instruments that can be easily converted into a determinable cash amount, such as commercial paper, mutual funds and equivalents. In light of their nature and maturities, these instruments carry virtually no risk of impairment. The Group treats them as cash equivalents.

1.17 Schneider Electric SA shares

Schneider Electric shares held by the parent company or by fully consolidated companies are measured at cost and deducted from equity. They are held at their acquisition price until sold.

Gains and losses on the sale of treasury stock are recognized in equity, net of tax.

1.18 Pensions and other post-employment benefit obligations

Depending on local practices and laws, the Group's subsidiaries participate in pension, termination benefit and other long-term benefit plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs.

- **Defined contribution plans**

Payments made under defined contribution plans are recorded in operating profit in the year of payment and are in full settlement of the Group's liability.
In most countries, the Group participates in mandatory general plans which are accounted for as defined contribution plans.

- **Defined benefit plans**

The present value of defined benefit obligations is determined using the projected unit credit method.

Expenses recognized in profit or loss are recorded as a deduction from operating profit.

The amount recognized in the balance sheet corresponds to the present value of the obligation, adjusted for unrecognized past service cost and reduced by the fair value of plan assets at the balance sheet date.

If the plan has a surplus (i.e. the fair value of plan assets is greater than the present value of the obligation, as adjusted for unrecognized past service cost), the recognized asset is limited to the lower of unrecognized past service cost and the present value of available refunds and reductions in future contributions to the plan.

Changes resulting from periodic adjustments to actuarial assumptions regarding general financial and business conditions or demographics (i.e., changes in the discount rate, annual salary increases, return on plan assets, years of service, etc.) are immediately recognized in the Group's obligation and as a separate component of equity in "Other reserves".

➢ **Other commitments**

Provisions are booked to cover the cost of providing healthcare benefits for certain retired employees in Europe and the United States. The accounting policies applied to these plans are similar to those used to account for defined benefit pension plans.
The Group also records for all its subsidiaries an obligation for seniority-related benefits (primarily long service awards in its French subsidiaries). Actuarial gains and losses on these benefit obligations are recognized directly in profit or loss.

1.19 Share-based payments

The Group grants different types of share-based payment to senior executives and certain employees. These include:

- Stock options.
- Stock grants.
- Stock Appreciation Rights ("SARs").

IFRS 2 – *Share-based payment* – applies only to plans set up after November 7, 2002 that did not vest prior to January 1, 2005.

In accordance with IFRS 2, these plans are valued on the date of grant, using the Cox, Ross, Rubinstein binomial option pricing model, and are recognized as an expense over the vesting period, generally three to four years depending on the country.

A contra entry is posted to the treasury stock reserve for stock grants and stock options. In the case of SARs, a liability is recorded corresponding to the amount of the remeasured benefit at the closing date.

As part of its commitment to employee share ownership, Schneider Electric gave its employees the opportunity to purchase shares at a discount during the year (note 13.5).

1.20 Provisions for contingencies and pension accruals

A provision is recorded when the Group has a present obligation as a result of a past event, and a reliable estimate can be made of the amount of the obligation. If the obligation is not probable and cannot be reliably estimated, but remains possible, it is classified as a contingent liability and disclosed in the notes to the consolidated financial statements. Provisions are calculated on a case-by-case or statistical basis. Long-term provisions (greater than one year) are discounted. Discounting adjustments to long-term provisions were calculated at a rate of 3.8% at December 31, 2008 and December 31, 2007.

Provisions are primarily set aside to cover:

- Economic risks.

  These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

- Customer risks.

  These provisions primarily concern liability claims arising from alleged defects in products sold to customers and other third parties and are determined on a case-by-case basis.

- Product risks.

  These provisions comprise:

  - Provisions recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months.
  - Provisions to cover disputes concerning defective products and recalls of clearly identified products.

- Environmental risks.

  These provisions are primarily set aside to cover potential reclamation costs.

- Restructuring costs, when the Group has prepared a detailed formal plan for the restructuring and has either announced or started to implement the plan at year-end.

1.21 Financial liabilities

Financial liabilities primarily comprise bonds and short and long-term bank debt. These liabilities are initially recorded at fair value, taking into account any direct transaction costs, and subsequently measured at amortized cost based on their effective interest rate.

1.22 Financial instruments and derivatives

Risk hedging management is centralized. The Group's policy is to use derivative financial instruments exclusively to manage and hedge changes in exchange rates, interest rates or prices of certain raw materials. Derivative financial instruments are never used for speculative purposes. These risks are managed and hedged primarily through the use of swaps, options and futures, depending upon the nature of the Group's exposure.

- **Foreign currency hedges**

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Some of these contracts are designated as hedges of operating receivables and payables carried in the balance sheets of Group companies. The Group does not apply hedge accounting to these instruments because at year-end, foreign currency contracts are marked to market and gains or losses are recorded in "Other financial income and expense". These gains or losses offset the losses or gains arising from converting foreign currency payables and receivables into the reporting currency at year-end rates, in accordance with IAS 21 – *The Effects of Changes in Foreign Exchange Rates*.

The Group may also hedge recurring future transactions or planned acquisitions or disposals of investments. In accordance with IAS 39, these are treated as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other reserves", and recognized in the income statement when the hedged transaction affects profit or loss. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Other financial income and expense".

In addition, certain long-term receivables and loans to subsidiaries are considered to be part of the Group's net investment in the companies concerned, as defined by IAS 21 – *The Effects of Changes in Foreign Exchange Rates*. In accordance with the rules governing hedges of net investments in foreign operations, the impact of exchange rate fluctuations is recorded in equity and recognized in the income statement when the investment is sold.

- **Interest rate swaps**

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating-rate interest payments. The differential to be paid (or received) is accrued (or deferred) as an adjustment to interest income or expense over the life of the agreement. The Group applies hedge accounting as described in IAS 39 for interest rate swaps. Gains and losses on remeasurement of interest rate swaps at fair value are recognized in equity (for cash flow hedges) or in profit or loss (for fair value hedges).

- **Commodity contracts**

The Group also purchases commodity derivatives including forward purchase contracts, swaps and options to hedge price risks on all or part of its forecast future purchases. Under IAS 39, these qualify as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other reserves", and reclassified into the income statement under "Cost of sales" when the hedged transaction affects profit or loss. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Other financial income and expense".

Cash flows from derivative financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

- **Put options granted to minority shareholders**

Under IAS 32 – *Financial Instruments: Disclosure and Presentation* – commitments to buy out minority shareholders (e.g. put options) must be recognized as a liability, in an amount corresponding to the exercise price of the put options.

In the absence of established accounting practice, the difference between the put options' exercise price and the share in the underlying net assets is posted to goodwill without remeasuring the acquired assets and liabilities at fair value. Subsequent changes in the fair value of the liability are recognized by adjusting goodwill.

1.23 Revenue recognition

The Group's revenues primarily include sales of products and revenues from service and project contracts.

- **Sales of products**

Revenue from sales is recognized when the product is shipped and title transferred (standard shipping terms are FOB).

Discounts offered to distributors are accrued when the products are sold to the distributor and recognized as a deduction from revenue.

Certain subsidiaries also offer cash discounts to distributors. These discounts are deducted from sales.

Total revenue is presented net of these discounts and rebates.

- **Service contracts**

Revenue from service contracts is recorded over the contractual period of service. It is recognized when the result of the transaction can be reliably determined, by the percentage of completion method.

- **Long-term contracts**

Income from long-term contracts is recognized using the percentage-of-completion method, based either on the percentage of costs incurred in relation to total estimated costs of the entire contract, or on the contract's technical milestones, notably proof of installation or delivery of equipment. When a contract includes performance clauses in the Group's favor, the related revenue is recognized at each project milestone and a provision is set aside if targets are not met.

Losses at completion for a given contract are provided for in full as soon as they become probable. The cost of work-in-process includes direct and indirect costs relating to the contracts.

1.24 Earnings per share

Earnings per share are calculated in accordance with IAS 33 – *Earnings Per Share*.

Diluted earnings per share are calculated by adjusting profit and the weighted average number of shares outstanding for the dilutive effect of the exercise of stock options outstanding at the balance sheet date. The dilutive effect of stock options is determined by applying the "treasury stock" method, which consists of taking into account the number of shares that could be purchased, based on the average share price for the year, using the proceeds from the exercise of the rights attached to the options.

1.25 Statement of cash flows

The consolidated statement of cash flows has been prepared using the indirect method, which consists of reconciling net profit to net cash provided by operations. Net cash and cash equivalents represent cash and cash equivalents as presented in the balance sheet (note 1.16) net of bank overdrafts.

Note 2 - Changes in the scope of consolidation

2.1 Additions and removals

The consolidated financial statements for the year ended December 31, 2008 include the accounts of the companies listed in note 30. The scope of consolidation at December 31, 2008 and 2007 is summarized as follows:

	Dec. 31, 2008		Dec. 31, 2007	
Number of companies	**France**	**Abroad**	**France**	**Abroad**
Parent company and fully consolidated subsidiaries	69	503	65	507
Proportionally consolidated companies	-	-	-	-
Companies accounted for by the equity method	1	5	1	3
Sub-total by region	70	508	66	510
Total	**578**		**576**	

The principal changes in 2008 were as follows:

Main acquisitions

On September 29, 2008, the Group finalized the acquisition of Canada-based Xantrex, a world leader in inverters for solar and wind power systems, for $412 million in cash net of proceeds from the sale by Xantrex of its programmable business and excluding acquisition expenses. Xantrex was consolidated as from October 1, 2008. The acquisition cost was provisionally allocated as follows:

	Before temporary allocation of acquisition cost	**After temporary allocation of acquisition cost**
Acquisition price		280
Transaction costs		1
Total acquisition cost [1]		**281**
Non-current assets	44	102
Other current assets	60	56
Cash and cash equivalents	21	21
Total assets	**125**	**179**
Long and short-term debt	-	-
Other non-current liabilities (excluding long-term debt	2	38
Other current liabilities (excluding short-term debt)	41	42
Total liabilities (excluding equity)	**43**	**80**
Goodwill		**182**

[1] acquisition price is net of proceeds from sale progammable business.

Details of acquisition cost allocation are provided in note 3.2.

Other acquisitions

During the year, the Group acquired IMS, ECP Tech Services and RAM Industries in the United States; Arrow in Japan, Marisio in Chile and Wessen in Russia.

These companies have been fully consolidated from their respective acquisition dates.

Acquisitions during the period totalled €598 million, net of the cash acquired.

Other changes

On September 30, 2008, Schneider Electric contributed its electrical distribution and industrial control operations in Japan and €60 million in cash to its new Fuji Electric FA Components & Systems joint venture with Fuji Electric, for a stake of 37%. For its part, Fuji Electric contributed its electrical distribution and industrial control operations in Japan and other Asian countries to the joint venture. Fuji Electric FA Components & Systems is accounted for by the equity method.

2.2 Impact of changes in the scope of consolidation on the 2008 results

Changes in the scope of consolidation had the following impact:

Impact on 2008 revenue and profit

	2007	2008		
		Excluding acquisitions	Contribution from acquisitions & disposals	Reported
Revenue	17,309	17,774	537	18,311
EBITA	2,562	2,710	44	2,754
EBITA margin	*14.8%*	*15.2%*	*8.2%*	*15.0%*
Operating profit	2,483	2,560	20	2,580
Operating margin	*14.3%*	*14.4%*	*3.7%*	*14.1%*
Profit attributable to equity holders of the parent	1,583	1,669	13	1,682

The following table shows the pro forma full-year impact of acquisitions on 2008 revenue, operating profit and profit attributable to equity holders of the parent (i.e., as if the acquisitions had been made on January 1, 2008).

	2008 Reported	2008 Incl. acquisitions over the full year
Revenue	18,311	18,491
EBITA	2,754	2,760
EBITA margin	*15.0%*	*14.9%*
Operating profit	2,580	2,580
Operating margin	*14.1%*	*14.0%*
Profit attributable to equity holders of the parent	1,682	1,682

Impact on cash

Changes in the scope of consolidation reduced the Group's cash position by a net €598 million, as described below:

	2008
Acquisitions	(610)
Cash and cash equivalents paid	*(559)*
Cash and cash equivalents acquired	*(51)*
Disposals	12
Other operations	
Net financial investments	**(598)**

Impact on the balance sheet at December 31, 2008

The impact of the year's acquisitions on the main balance sheet items at December 31, 2008 was as follows:

	Impact of acquisitions *	Dec. 31, 2008 Reported	%
Goodwill	400	8,542	4.7%
Property, plant & equipment and intangible assets	136	5,961	2.3%
Other non current assets	31	1,526	2.0%
Current assets (excluding cash and cash equivalents)	139	7,126	2.0%
Cash and cash equivalents	23	1,652	1.4%
Total assets	**729**	**24,807**	**2.9%**
Financial liabilities	126	6,205	2.0%
Non-current liabilities (excluding long-term debt)	46	2,673	1.7%
Current liabilities (excluding short-term debt)	81	4,878	1.7%
Total liabilities (excluding equity)	**253**	**13,756**	**1.8%**

* *At closing exchange rates*

Note 3 - Goodwill

3.1 Breakdown of goodwill

The following table presents goodwill by company and the Cash Generating Unit (CGU) to which it is allocated:

	Year of acquisition	CGU [1]	Dec. 31, 2008 Net	Dec. 31, 2007 Net
APC	2007	CPCS	2,131	2,065
Square D Company	1991	(A)	986	934
Groupe Lexel	1999	EOD	810	875
Telemecanique	1988	(A)	463	463
TAC/ Andover/ Abacus/ Applied Control Tech./ Yamas	2003 to 2007	BA	417	426
Pelco	2007	BA	366	352
MGE UPS	2000 to 2007	CPCS	344	333
IBS	2006	BA	310	293
Juno Lighting Inc.	2005	NAOD	285	269
Clipsal	2004 to 2006	APOD	230	264
BEI Technologies	2005	CST	224	264
Xantrex	2008	RE	193	-
Crouzet Automatismes	2000	CST	156	156
Power Measurement Inc.	2005	NAOD	136	130
Positec	2000	EOD	106	106
ABS	2005	BA	104	113
Digital Electronics	2002	APOD	89	68
Merlin Gerin	1992	(A)	87	87
OVA	2006	EOD	80	80
Kavlico	2004	CST	78	74
Ritto	2007	EOD	60	59
Wessen	2008	IOD	58	-
Elau	2004 and 2005	EOD	56	56
RAM	2008	NAOD	54	-
Federal Pioneer	1990	NAOD	49	57
Crydom	2006	CST	49	47
Citect	2006	APOD	46	56
Infra +	2000 to 2004	EOD	43	43
AEM	2006	EOD	30	30
ECP	2008	NAOD	28	-
PDL	2001	APOD	26	32
GET	2006	EOD	25	32
Mita Holding	1999	EOD	25	32
IMS	2008	EOD	24	-
Marisio	2008	IOD	22	-
Grant	2007	EOD	2	2
Other entities			350	343
TOTAL			**8,542**	**8,141**

[1] Cash Generating Unit to which goodwill has been mainly allocated.

EOD: European Operating Division; NAOD: North American Operating Division ; APOD: Asia-Pacific Operating Division

IOD: International Operating Division, RE : Renewable Energy, CST: Customized Sensors & Technologies, BA: Building Automation, CP: Critical Power & Cooling system

(A) Square D, Telemecanique and Merlin Gerin goodwill has been allocated on the basis of operating profit by region as of the acquisition date.

	Europe	North America	Asia Pacific	International
Square D	9%	80%	10%	1%
Telemecanique	71%	0%	20%	9%
Merlin Gerin	62%	10%	20%	8%

3.2 Changes in goodwill

The main movements between December 31, 2007 and December 31, 2008 are summarized in the following table:

	2008	2007
Net goodwill at opening	**8,141**	**6,186**
Acquisitions*	415	2,885
Disposals	-	(221)
Impairment	(59)	-
Translation adjustment	97	(660)
Reclassifications	(52)	(49)
Net goodwill at year end	**8,542**	**8,141**
Cumulative impairment	**(67)**	**(8)**

* *On the basis of the exchange rate on the acquisition date*

Acquisitions

The Group has a period of 12 months from the acquisition date to finalize the purchase accounting. As a result, goodwill figures for 2008 acquisitions are provisional.

Acquisitions during the year primarily concerned Xantrex in Canada.

Application of purchase accounting to the Xantrex acquisition led primarily to the recognition of intangible assets of $135 million (€97 million), of which $36 million (€26 million) for the trademark, $32 million (€23 million) for customer lists and $67 million (€48 million) for technology. Details of the acquired assets and liabilities are provided in note 2.1.

Impairment

Impairment losses recognized during the year totaled €59 million, of which €53 million for CST (note 25).

Other changes

Adjustments to the provisional accounting for APC when the initial accounting was completed led to a €50 million reduction in deferred tax liabilities on intangible assets, with a corresponding deduction from goodwill.

The main exchange rate changes concerned goodwill in US dollars.

Note 4 - Intangible assets

4.1 Change in intangible assets

	Trademarks	Software	Development projects (R&D)	Other	Total
GROSS VALUE					
Dec. 31, 2006	**766**	**438**	**315**	**495**	**2,014**
Acquisitions/Capitalization	0	28	129	76	233
Disposals	-	(14)	(1)	(31)	(46)
Translation adjustment	(189)	(12)	(9)	(104)	(314)
Reclassification	-	44	3	(38)	9
Changes in the scope of consolidation and other	1,776	35	(8)	786	2,589
Dec. 31, 2007	**2,353**	**519**	**429**	**1,184**	**4,485**
Acquisitions/Capitalization	1	31	192	71	295
Disposals	0	(6)	(1)	(4)	(11)
Translation adjustment	75	1	12	70	158
Reclassification	0	16	3	(19)	0
Changes in the scope of consolidation and other	23	(2)	2	82	105
Dec. 31, 2008	**2,452**	**559**	**637**	**1,384**	**5,032**
ACCUMULATED AMORTIZATION AND IMPAIRMENT					
Dec. 31, 2006	**(5)**	**(340)**	**(51)**	**(125)**	**(521)**
Allocation and impairment	(1)	(66)	(48)	(82)	(197)
Recapture	0	17	3	1	21
Translation adjustment	0	8	3	11	22
Reclassification	-	(5)	(2)	1	(6)
Changes in the scope of consolidation and other	(100)	(2)	6	6	(90)
Dec. 31, 2007	**(106)**	**(388)**	**(89)**	**(188)**	**(771)**
Allocation and impairment	(17)	(62)	(63)	(114)	(256)
Recapture	0	7	(1)	1	7
Translation adjustment	(1)	(3)	(7)	(18)	(29)
Reclassification	1	1	0	3	5
Changes in the scope of consolidation and other	2	1	1	(1)	3
Dec. 31, 2008	**(121)**	**(444)**	**(159)**	**(317)**	**(1,041)**
NET VALUE					
Dec. 31, 2006	**761**	**98**	**264**	**370**	**1,493**
Dec. 31, 2007	**2,247**	**131**	**340**	**996**	**3,714**
Dec. 31, 2008	**2,331**	**115**	**478**	**1,067**	**3,991**

The amounts reported in the above table for 2008 acquisitions correspond to the Xantrex trademark and other intangible assets, consisting primarily of patents and customer lists (notes 3.2 and 4.2).

Following impairment tests, impairment losses of €20 million and €11 million, respectively, were recorded on other intangible assets allocated to the CST CGU and on the trademark.

As of December 31, 2008, costs totaling €39 million were capitalized and classified under "Other intangible assets" in connection with an ongoing project to develop a Groupwide SAP system.

4.2 Trademarks

Main trademarks recognized as of December 31, 2008 include:

	Dec. 31, 2008 Net	Dec. 31, 2007 Net
APC	1,321	1,249
PELCO	369	344
MGE	200	200
Clipsal	126	152
TAC/ANDOVER	104	114
Juno	82	78
Digital	43	33
Xantrex	26	-
BEI	19	28
Merten	18	18
Kavlico	11	11
Other	12	20
Total	**2,331**	**2,247**

Trademarks are not amortized as they are considered to have indefinite lives.

Note 5 - Property, plant and equipment

5.1 Change in property, plant and equipment

	Land	Buildings	Machinery and equipment	Other	Total
GROSS VALUE					
Dec. 31, 2006	**106**	**1,043**	**2,914**	**598**	**4,661**
Acquisitions	1	42	169	202	414
Disposals	(6)	(39)	(145)	(66)	(256)
Translation adjustment	(7)	(33)	(76)	(28)	(144)
Reclassification	(1)	46	45	(96)	(6)
Changes in scope of consolidation and other	26	98	86	65	275
Dec. 31, 2007	**119**	**1,157**	**2,993**	**675**	**4,944**
Acquisitions	4	42	182	208	436
Disposals	(1)	(20)	(91)	(75)	(187)
Translation adjustment	4	8	(9)	(5)	(2)
Reclassification	29	(11)	66	(92)	(8)
Changes in scope of consolidation and other	0	6	21	13	40
Dec. 31, 2008	**155**	**1,182**	**3,162**	**724**	**5,223**
ACCUMULATED DEPRECIATION AND IMPAIRMENT					
Dec. 31, 2006	**(15)**	**(506)**	**(2,186)**	**(339)**	**(3,046)**
Depreciation and impairment	(1)	(48)	(224)	(44)	(317)
Recapture	1	29	153	28	211
Translation adjustment	1	8	49	14	72
Reclassification	1	(3)	(3)	8	3
Changes in scope of consolidation and other	(1)	5	0	(15)	(11)
Dec. 31, 2007	**(14)**	**(515)**	**(2,211)**	**(348)**	**(3,088)**
Depreciation and impairment	(1)	(50)	(221)	(57)	(329)
Recapture	0	17	122	32	171
Translation adjustment	(1)	(3)	8	7	11
Reclassification	0	(1)	2	(1)	0
Changes in scope of consolidation and other	1	(1)	(9)	(9)	(18)
Dec. 31, 2008	**(15)**	**(553)**	**(2,309)**	**(376)**	**(3,253)**
NET VALUE					
Dec. 31, 2006	**91**	**537**	**728**	**259**	**1,615**
Dec. 31, 2007	**105**	**642**	**782**	**327**	**1,856**
Dec. 31, 2008	**140**	**629**	**853**	**348**	**1,970**

Reclassifications primarily correspond to assets put into use.

5.2 Finance leases

Property, plant and equipment include the following assets held under finance leases:

	Dec. 31, 2008	Dec. 31, 2007
Land	3	3
Buildings	69	69
Machinery and equipment	32	31
Other tangible assets	2	1
Accumulated depreciation	(76)	(73)
Assets under finance lease, net	**30**	**31**

Future minimum lease payments under finance leases as of December 31, 2008 are as follows:

	Minimum payments	Discounted minimum payments
Less than one year	4	4
Between one year and five years	8	7
Five years and more	7	6
Total commitments	**19**	**17**
Discounting effect	(2)	-
Discounted minimum payments	**17**	-

5.3 Operating leases

Rental expenses for operating leases in 2008 and 2007 were as follows:

	2008	2007
Minimum rentals	104	98
Contingent rentals	1	1
Sub-lease rentals	(2)	(1)
Total rental expense	**103**	**98**

Future minimum lease payments under non-cancelable operating leases break down as follows at December 31, 2008:

	Minimum payments	Discounted minimum payments
Less than one year	88	88
Between one and five years	227	212
Five years and more	130	104
Total rental commitments	**445**	**404**
Discounting effect	(41)	-
Discounted minimum payments	**404**	-

Note 6 - Investments in associates

Investments in associates can be analyzed as follows:

	% interest at Dec. 31		Share in net assets at Dec. 31		Share in net profit at Dec. 31	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**
Delta Dore Finance	20%	20%	11	14	1	1
Delixi Electric	50%	50%	182	152	11	2
Fuji Electric FA Components & Systems	37%	-	84	-	-	-
Others	N/A	N/A	4	6	0	1
Total	-	-	**281**	**172**	**12**	**4**

On September 30, 2008, Schneider Electric and Fuji Electric contributed their respective electrical distribution and industrial control operations in Japan to their new joint venture, Fuji Electric FA Components & Systems (note 2.1). Schneider Electric's share of the joint venture's results for the period from October 1 to December 31, 2008 is not reflected in the consolidated income statement, as the joint venture's accounts were not yet available when the consolidated accounts were closed.

Note 7 - Financial assets

7.1 Available-for-sale financial assets

Available-for-sale financial assets, corresponding mainly to investments in non-consolidated companies, break down as follows:

	Dec. 31, 2008				Dec. 31, 2007
	%	**Gross value**	**Revaluation/ impairment**	**Fair value**	**Fair value**
I – Listed available for sale financial assets					
AXA	0.5%	102	53	155	268
Gold Peak Industries Holding Ltd	6.3%	7	(5)	2	3
Other listed AFS		0	0	0	0
Total listed AFS		**109**	**48**	**157**	**271**
II – Unlisted available for sale financial assets					
Profiluks (1)	100.0%	-	-	-	12
Polam BV (2) (5)	100.0%	26	0	26	26
Thorsman Ireland (2)	100.0%	6	(6)	0	0
Simak (2)	98.5%	6	(1)	5	5
Senside (2)	100.0%	5	(5)	0	0
Easy Plug SAS (3)	50.0%	9	(9)	0	0
SE Venture	100.0%	7	(7)	0	0
Other unlisted AFS (4)		20	(8)	12	9
Total unlisted AFS		**79**	**(36)**	**43**	**52**
Financial assets available for sale		**188**	**12**	**200**	**323**

(1) Consolidated as from January 1, 2008.
(2) Removed from the scope of consolidation - in liquidation.
(3) Dormant companies.
(4) Investments with a unit value of less than €5 million.
(5) The Group had a debt towards Polam equal to the value of the shares held.

Fair value corresponds to the quoted price on the last trading day of the period for investments listed on an active market and the carrying amount for unlisted investments. Net losses arising from remeasurement at fair value of listed investments, recorded in equity under "Other reserves" (note 13.7), totaled €113 million.

7.2 Other non-current financial assets

	Dec. 31, 2008			Dec. 31, 2007
	Cost	Impairment	Net	Net
Restricted cash on Clipsal acquisition (note 17)	12	-	12	54
Others	109	(8)	101	70
Other non current financial assets	**121**	**(8)**	**113**	**124**

7.3 Current financial assets

	Dec. 31, 2008	Dec. 31, 2007
Short-term investments	78	52
Pension assets	0	32
Total current financial assets	**78**	**84**

Short-term investments primarily comprise available-for-sale financial assets.

Note 8 - Inventories and work in process

Inventories and work in process changed as follows:

	Dec. 31, 2008	Dec. 31, 2007
Cost:		
Raw materials	1,041	995
Work in process	344	340
Semi-finished and finished products	1,376	1,307
Goods	87	102
Inventories and work in process at cost	**2,848**	**2,744**
Impairment:		
Raw materials	(112)	(106)
Work in process	(15)	(15)
Semi-finished and finished products	(128)	(132)
Goods	(9)	(10)
Impairment loss	**(264)**	**(263)**
Net:		
Raw materials	929	889
Work in process	329	325
Semi-finished and finished products	1,248	1,175
Goods	78	92
Inventories and work in process, net	**2,584**	**2,481**

Note 9 - Trade accounts receivable

	Dec. 31, 2008	Dec. 31, 2007
Accounts receivable	3,203	3,049
Notes receivable	391	422
Advances to suppliers	63	85
Accounts receivable at cost	**3,657**	**3,556**
Impairment	(120)	(93)
Accounts receivable, net	**3,537**	**3,463**

Of which:		
On time	2,915	2,664
Less than one month past due	307	463
One to two months past due	119	154
Two to three months past due	62	57
Three to four months past due	48	50
More than four months past due	86	75
Accounts receivable, net	**3,537**	**3,463**

The Group's accounts receivable are generated from sales to customers operating in a wide range of businesses and geographic regions. Consequently, the Group believes that there is no significant concentration of credit risk.

In addition, the Group takes out substantial credit insurance and uses other types of guarantees to limit the risk of losses on trade accounts receivable.

Changes in provisions for impairment of short and long-term trade accounts receivable were as follows:

	Dec. 31, 2008	Dec. 31, 2007
Provisions for impairment on Jan. 1	**(93)**	**(99)**
Additions	(50)	(28)
Utilizations	27	20
Reversals of surplus provisions	3	6
Translation adjustment	0	5
Other	(7)	3
Provisions for impairment on Dec. 31	**(120)**	**(93)**

Note 10 - Other receivables and prepaid expenses

	Dec. 31, 2008	Dec. 31, 2007
Précompte Equalization tax credit	-	25
Carryback credit	-	97
Other receivables	204	239
Other tax credits	448	415
Derivative instruments	95	47
Prepaid expenses	178	128
Total	**925**	**951**

The remaining €25 million précompte equalization tax credit and €97 million carryback credit with the French Treasury were refunded in 2008.

Note 11 - Income tax

Whenever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

11.1 Analysis of income tax expense for the year

	2008	2007
Current taxes		
France	2	(32)
International	(569)	(557)
Total	**(567)**	**(589)**
Deferred taxes		
France	53	(35)
International	(41)	24
Total	**12**	**(11)**
Income tax (expense)/benefit	**(555)**	**(600)**

11.2 Tax proof

	2008	2007
Profit attributable to equity holders of the parent	**1,682**	**1,583**
Income tax (expense)/benefit	(555)	(600)
Minority interests	(41)	(38)
Share of profit of associates	12	4
Profit before tax	**2,266**	**2,217**
Statutory tax rate	34.43%	34.43%
Income tax expense calculated at the statutory rate	**(780)**	**(763)**
Reconciling items:		
Difference between French and foreign tax rates	149	123
Tax credits and other tax reductions	131	80
Impact of tax losses	(6)	-
Other permenant differences	(49)	(40)
Income tax (expense)/benefit	(555)	(600)
Effective tax rate	**24.5%**	**27.1%**

11.3 Deferred taxes by type

Deferred tax assets recorded in respect of tax loss carryforwards at December 31, 2008 essentially concern Belgium (€168 million) and France (€92 million).

	Dec. 31, 2008	Dec. 31, 2007
Deferred tax assets		
Tax credits and tax loss carryforwards	282	226
Provisions for pensions and other post-retirement benefit	486	303
Impairment of receivables and inventory	143	62
Non deductible provisions for contingencies and accruals	164	138
Other deferred tax assets	257	288
Deferred tax assets set off against deferred tax liabilities	(400)	(329)
Deferred tax assets	**932**	**688**
Deferred tax liabilities		
Differences between tax and accounting depreciation	(95)	(76)
Trademarks and other intangible assets	(933)	(844)
Capitalized development costs (R&D)	(36)	(28)
Other deferred tax liabilities	(224)	(291)
Deferred tax assets set off against deferred tax liabilities	400	329
Total deferred tax liabilities	**(888)**	**(910)**

11.4 Income tax recognized directly in equity

Tax on items recognized directly in equity amounted to €234 million at December 31, 2008 versus €18 million the year before.

Income tax recognized directly in equity primarily reflects the effect of tax increases or decreases for items initially recognized in equity (as part of the transition to IFRS) and the tax impact of increases or decreases in items recognized in "Other reserves" (note 13.7).

Note 12 - Cash and cash equivalents

	Dec. 31, 2008	Dec. 31, 2007
Mutual funds and equivalent	995	501
Other	2	10
Short-term investments	**997**	**511**
Money market instruments and short-term deposits	13	72
Cash	642	686
Total cash and cash equivalents	**1,652**	**1,269**
Short-term bank loans and overdrafts	(135)	(111)
Net cash and cash equivalents	**1,517**	**1,158**

Note 13 - Equity

13.1 Capital

- **Share capital**

The Company's share capital at December 31, 2008 amounted to €1,979,405,032, represented by 247,425,629 shares with a par value of €8, all fully paid up.

At December 31, 2008, a total of 264,864,134 voting rights were attached to the 247,425,629 shares outstanding.

Schneider Electric's capital management strategy is designed to ensure liquidity, optimize the balance sheet and the weighted average cost of capital, and ensure access to capital markets under the best possible conditions. Decisions may be based on EPS, rating or balance sheet targets. Their implementation may depend on specific market conditions.

> **Changes in share capital**

Changes in share capital since December 31, 2007 were as follows:

	Cumulative number of shares	Total (in €)
Capital at Dec. 31, 2007	**245,299,366**	**1,962,394,928**
Exercise of stock options	126,417	1,011,336
Issuance of shares	-	-
Employee share issue	1,999,846	15,998,768
Capital at Dec. 31, 2008	**247,425,629**	**1,979,405,032**

The share premium account increased by €123,906,581, following the exercise of options and increases in capital.

13.2 Ownership structure

	Dec. 31, 2008				Dec. 31, 2007	
	Capital %	Number of shares	Voting rights %	Number of voting rights	Capital %	Voting rights %
Capital Research and Management Company	10.7	26 405 879	10.0	26 405 879	5.4	5.0
CDC	4.4	10 921 925	5.3	14 096 925	4.4	5.3
Employees	3.6	8 902 608	5.3	14 100 423	3.3	5.1
Own shares (1)	0.9	2 277 107	-	-	0.9	-
Treasury stock	2.1	5 231 782	-	-	1.7	-
Public	78.3	193 686 328	76.5	202 752 018	84.3	82.2
TOTAL	100.0	247 425 629	100.0	264 864 134 (2)	100.0	100.0

(1) Held through Cofibel/Cofimines
(2) Number of voting rights as defined in Article 223-11 of the AMF general regulations, which includes shares stripped of voting rights.

No shareholders' pact was in effect as of December 31, 2008.

13.3 Earnings per share

Determination of the share base used in calculation

(in millions of shares)	Dec. 31, 2008 Basic	Dec. 31, 2008 Diluted	Dec. 31, 2007 Basic	Dec. 31, 2007 Diluted
Common shares*	239,444	239,444	233,671	233,671
Stock options	-	727	-	2,472
Average weighted number of shares	**239,444**	**240,171**	**233,671**	**236,143**

* net of treasury stock and own shares

Earnings per share

(in euros)	Dec. 31, 2008 Basic	Dec. 31, 2008 Diluted	Dec. 31, 2007 Basic	Dec. 31, 2007 Diluted
Profit before tax	9.47	9.44	9.49	9.39
Earnings per share	**7.02**	**7.00**	**6.78**	**6.70**

13.4 Dividends

In 2008, the Group paid out the 2007 dividend of €3.30 per share, for a total of €796 million. In 2007, the Group paid out the 2006 dividend of €3.00 per share, for a total of €670 million.

At the Annual Meeting of April 23, 2009, shareholders will be asked to approve a dividend of € 3.45 per share for 2008. At December 31, 2008, Schneider Electric SA had distributable reserves in an amount of €14 million (versus €484 million at the previous year-end), not including profit for the year.

13.5 Share-based payment

Current stock option and stock grant plans

The Board of Directors of Schneider Electric SA and later the Management Board have set up stock option and stock grant plans for senior executives and certain employees. The main features of these plans were as follows at December 31, 2008:

- Stock option plans

Plan no.	Date of Board Meeting	Type (1)	Starting date of exercise period	Expiration date	Price (in euros) before adjustmen	Number of options initially granted	)ptions cancelle because targets not met
18	Mar 24, 00	P	Mar 24, 03	Mar 23, 08	65.24	1,421,200	686,600
19	Apr 4, 01	S	Apr 4, 05	Apr 3, 09	68.13	1,557,850	NA (2)
20	Dec 12, 01	S	Dec 12, 05	Dec 11, 09	51.26	1,600,000	166,800
21	Feb 5, 03	S	Feb 5, 07	Feb 4, 11	45.21	2,000,000	141,900
22	Feb 5, 03	S	Jun 5, 03	Feb 4, 11	45.21	111,000	NA (2)
23	May 6, 04	S	Oct 1, 04	May 5, 12	55.55	107,000	NA (2)
24	May 6, 04	S	May 6, 08	May 5, 12	55.55	2,060,700	94,300
25	May 12, 05	S	Oct 1, 05	May 11, 13	56.47	138,500	NA (2)
26	Jun 28, 05	S	Jun 28, 09	Jun 27, 13	60.19	2,003,800	-
27	Dec 1, 05	S or P	Dec 1, 09	Nov 30, 13	71.40	1,614,900	-
28	Dec 21, 06	S or P	Dec 21, 10	Dec 20, 16	81.34	1,257,120	-
29	Apr 23, 07	S or P	Apr 23, 11	Apr 22, 17	97.05	83,150	-
30	Dec 19, 07	S or P	Dec 19, 07	Dec 18, 17	92.00	944,926	-
Total						**14,900,146**	**1,089,600**

(1) S = Options to subscribe new shares. P = Options to purchase existing shares.
(2) Not applicable because no vesting conditions were set.

Rules governing the stock option plans are as follows:
- To exercise the option, the grantee must be an employee or corporate officer of the Group. Exercise is also conditional on the achievement of performance criteria (note 13.5.2).
- The options expire after eight to ten years.
- The vesting period is three or four years in the United States and four years in the rest of the world.

- Stock grants

Plan no.	Date of Board Meeting	Vesting date	End of lock-up period	Number of shares initially granted	Grants cancelled because targets not met
1	Dec 21, 06	Dec 21, 09	Dec 21, 11	52,006	-
2	Apr 23, 07	Apr 23, 10	Apr 23, 12	2,214	-
3	Dec 19, 07	Dec 19, 10	Dec 19, 12	66,394	-
4	Dec 19, 07	Dec 19, 11	Dec 19, 11	57,250	-
Total				**177,864**	**-**

Rules governing the stock grant plans are as follows:

- To receive the stock, the grantee must be an employee or corporate officer of the Group. Vesting is also conditional on the achievement of performance criteria (note 13.5.2).
- The vesting period is three to four years.
- The lock-up period is zero to two years.

Outstanding options and grants as of December 31, 2008

- Change in the number of options:

Plan no.	Number of options outstanding at Dec. 31, 2007	Options exercised and/or created in 2008	Options cancelled in 2008 (1)	Number of options outstanding at Dec. 31 2008
18	177,514	(158,479)	(19,035)	-
19	571,240	(7,537)	(2,273)	561,430
20	345,769	-	-	345,769
21	536,557	(14,651)	-	521,906
22	24,631	(1,320)	-	23,311
23	42,454	-	-	42,454
24	1,717,509	(94,796)	-	1,622,713
25	46,856	(200)	-	46,656
26	1,993,764	(7,913)	(41,202)	1,944,649
27	1,613,644	-	(13,331)	1,600,313
28	1,260,226	-	(10,504)	1,249,722
29	83,150	-	(7,000)	76,150
30	944,926	-	(8,610)	936,316
Total	**9,358,240**	**(284,896)**	**(101,955)**	**8,971,389**

(1) Including potential cancellations due to targets not being met or options being allowed to lapse without being exercised.

To exercise the options granted under plans 26, 27, 28, 29 and 30 and the SARs, the grantee must be an employee or corporate officer of the Group. In addition, exercise of half the options is conditional on the achievement of annual objectives based on revenue and on operating profit and EBITA margins.

In 2008, 284,694 new Schneider Electric SA shares were issued on the exercise of currently vested stock options.

- Change in number of stock grants:

Plan no.	Number of stock grants at Dec. 31, 2007	Number of existing or new shares granted in 2008	Stocks cancelled in 2008	Number of grants outstanding at Dec. 31, 2008
1	51,946	-	-	51,946
2	2,214	-	-	2,214
3	66,394	-	(563)	65,831
4	57,250	-	(423)	56,827
Total	**177,804**	**-**	**(986)**	**176,818**

For stock grants to vest, the grantee must be an employee or corporate officer of the Group. In addition, vesting of half of the stock grants is conditional on the achievement of annual objectives based on revenue and on operating profit and EBITA margins.

13.5.1 Valuation of share-based payments

- Stock options:

In accordance with the accounting policies described in note 1.19, the stock option plans have been valued on the basis of an average estimated life of between seven and ten years using the following assumptions:

- Expected volatility of between 20% and 25%, corresponding to capped historical volatility.
- A payout rate of between 3.0% and 4.5%.
- A discount rate of between 3.1% and 4.5%, corresponding to a risk-free rate over the life of the plans (source: Bloomberg).

Based on these assumptions, the amount recorded under "Selling, general and administrative expenses" for stock option plans set up after November 7, 2002 breaks down as follows:

	2008	2007
Plan 21	-	
Plan 24	(1)	5
Plan 25	-	-
Plan 26	5	6
Plan 27	6	6
Plan 28	7	6
Plan 29	1	1
Plan 30	4	-
	22	**24**

- Stock grants:

In accordance with the accounting policies described in note 1.19, the stock grant plans have been valued on the basis of an average estimated life of between four and five years using the following assumptions:

- A payout rate of between 3.0% and 4.5%.
- A discount rate of between 3.7% and 4.5%, corresponding to a risk-free rate over the life of the plans (source: Bloomberg).

Based on these assumptions, the amount recorded under "Selling, general and administrative expenses" for stock grant plans set up after November 7, 2002 breaks down as follows:

	2008	2007
Plan 1	1	1
Plan 2		0
Plan 3	2	-
Plan 4	1	-
	4	**1**

13.5.2 Worldwide Employee Stock Purchase Plan

Schneider Electric gives its employees the opportunity to participate in employee share issues. Employees in countries that meet legal and fiscal requirements have the choice between a nonleveraged and a leveraged plan.

Under the nonleveraged plan, employees may purchase Schneider Electric shares at a 15% discount to the price quoted for the shares on the stock market. Employees must then hold their shares for five years, except in certain cases provided for by law. The share-based payment expense recorded in accordance with IFRS 2 is measured by reference to the fair value of the discount on the locked-up shares. The lock-up cost is defined as the cost of a two-step strategy that involves first selling the locked-up shares on the forward market and then purchasing the same number of shares on the spot market (i.e., shares that may be sold at any time) using a bullet loan.

This strategy is designed to reflect the cost the employee would incur during the lock-up period to avoid the risk of carrying the shares subscribed under the nonleveraged plan. The borrowing cost corresponds to the cost of borrowing for the employees concerned, as they are the sole potential buyers in this market. It is based on the average interest rate charged by banks for an ordinary, non-revolving personal loan with a maximum maturity of five years granted to an individual with an average credit rating.

Under the leveraged plan, employees may also purchase Schneider Electric shares at a 15% discount to the price quoted on the stock market. However, the leveraged plan offers a different yield profile as a third-party bank tops up the employee's initial investment, essentially multiplying the amount paid by the employee. The total is invested in Schneider Electric shares at a preferential price. The bank converts the discount transferred by the employee into funds with a view to securing the yield for the employee and increasing the indexation on a leveraged number of directly subscribed shares.

As with the nonleveraged plan, the share-based payment expense is determined by reference to the fair value of the discount on the locked-up shares (see above). In addition, it includes the value of the benefit corresponding to the issuer's involvement in the plan, which means that employees have access to share prices with a volatility profile adapted to institutional investors rather than to the prices and volatility profile they would have been offered if they had purchased the shares through their retail banks. The volatility differential is treated as a discount equivalent that reflects the opportunity gain offered to employees under the leveraged plan.

On May 30, 2008, as part of its commitment to employee share ownership, Schneider Electric gave its employees the opportunity to purchase shares at a price of €67.00 per share. This represented a discount of 15% to the average opening price of €78.82 quoted for the share during the 20 days preceding the Management Board's decision to launch the employee share issue.

In all, 2 million shares were subscribed, increasing the Company's capital by €134 million as of July 17, 2008. The issue represented a total cost of €4.8 million, taking into account the five-year lock-up period.

The tables below summarize the main characteristics of the plans, the amounts subscribed, the valuation assumptions and the plans' cost for 2008 and 2007.

Classic plan	2008		2007	
	%	€	%	€
Plan characteristics				
Maturity (years)		5		5
Reference price (euros)		78.82		103.59
Subscription price (euros)		67.00		88.06
Discount	15.00%		15.00%	
Amount subscribed by employees (millions of euros)		45.8		64.1
Total amount subscribed (millions of euros)		45.8		64.1
Total number of shares subscribed (millions of shares)		0.7		0.7
Valuation assumptions				
Interest rate available to market participant (bullet loan) (1)	6.90%		5.97%	
Five-year risk-free interest rate (euro zone)	5.20%		4.47%	
Annual interest rate (repo)	1.15%		0.95%	
(a) Value of discount	15.00%	8.1	15.00%	11.3
(b) Value of lock-up period for market participant	13.69%	7.4	11.85%	8.9
Total expense for the Group (a-b)	**1.30%**	**0.7**	**3.15%**	**2.4**
Sensitivity				
- Decrease in interest rate for market participant (2)	(0.50%)	1.35	(0.50%)	1.89

(1) Average interest rate charged by banks for an ordinary, non-revolving personal loan with a maximum maturity of five years granted to an individual with an average credit rating.
(2) A decline in the interest rate for market participants reduces the lock-up cost and increases the expense booked by the issuer.

Leveraged plan	2008		2007	
	%	€	%	€
Plan characteristics				
Maturity (years)		5		5
Reference price (euros)		78.82		103.59
Subscription price (euros)		67.00		88.06
Discount	15.00%		15.00%	
Amount subscribed by employees (millions of euros)		8.9		14.2
Total amount subscribed (millions of euros)		88.6		142.2
Total number of shares subscribed (millions of shares)		1.3		1.6
Valuation assumptions				
Interest rate available to market participant (bullet loan) (1)	6.90%		5.97%	
Five-year risk-free interest rate (euro zone)	5.20%		4.47%	
Annual dividend rate	4.50%		3.00%	
Annual interest rate (repo)	1.15%		0.95%	
Retail/institutional volatility spread	5.00%		5.00%	
(a) Value of the discount	15.00%	15.6	15.00%	25.1
(b) Value of the lock-up period for market participant	13.69%	14.2	11.85%	19.8
(c) Value of the opportunity gain (2)	2.69%	2.8	2.54%	4.3
Total expense for the Group (a-b+c)	**3.99%**	**4.1**	**5.69%**	**9.5**
Sensitivity				
- Decrease in interest rate for market participant (3)	(0.50%)	1.35	(0.50%)	1.89
- Increase in retail/institutional volatility spread (4)	0.50%	0.22	0.50%	0.42

(1) Average interest rate charged by banks for an ordinary, non-revolving personal loan with a maximum maturity of five years granted to an individual with an average credit rating.
(2) Calculated using a binomial model.
(2) A decline in the interest rate for market participants reduces the lock-up cost and increases the expense booked by the issuer.
(4) An increase in the retail/institutional volatility spread increases the opportunity gain for the employee and increases the expense booked by the issuer.

13.6 Treasury stock

A share buyback program was authorized by shareholders at the Annual Meeting on May 6, 1999, and renewed at the Annual Meetings held on May 5, 2000, June 11, 2001, May 27, 2002, May 16, 2003, May 6, 2004, May 12, 2005, May 3, 2006, April 26, 2007 and April 21, 2008. The latest authorized program provides for the purchase of a maximum of 10% of the share capital within a period of up to eighteen months from April 21, 2008.

The purpose of the program may be to reduce share capital,cover stock option and stock grant plans, achieve external growth transactions, or optimize the stock market.

The Company set up a liquidity contract under which the financial intermediary bought 4,317,497 shares at an average price of €66.40 and sold 3,873,024 shares at an average price of €68.04.

At December 31, 2008, the Group held 7,508,889 Schneider Electric shares in treasury stock, acquired at a cost of €354 million, which has been recorded as a deduction from retained earnings.

13.7 Other reserves

Changes in other reserves were as follows:

	Gains and losses from remeasurement at fair value			**Actuarial gains and losses**	**Total**
	Currency instruments and interest	Hedges of metal purchases	Available-for-sale financial assets		
December 31, 2007	(173)	(6)	140	42	3
- Unrealized net gains (losses) on available-for-sale financial assets	-	-	(97)	-	(97)
- Net gains (losses) on currency instruments	44	-	-	-	44
- Net gains (losses) on interest rate hedges	(35)		-	-	(35)
- Net gains (losses) on metal purchases	-	(59)	-	-	(59)
- Net gains (losses) on post-retirement benefits	-	-	-	(271)	(271)
- Other	-	-	-	-	(6)
December 31, 2008	(164)	(65)	43	(229)	(421)

The main changes for the period stemmed from fair value adjustments to hedging instruments (note 19) and to AXA shares (note 7) and changes in actuarial gains and losses (note 14).

Note 14 - Pensions and other post-employment benefit obligations

The Group has set up various post-employment benefit plans for employees covering pensions, termination benefits, healthcare, life insurance and other benefits, as well as long-term benefit plans for active employees, primarily in France.

Actuarial valuations are generally performed each year. The assumptions used vary according to the economic conditions prevailing in the country concerned, as follows:

	Weighted average rate		***Of which US plans***	
	2008	**2007**	**2008**	**2007**
Discount rate	5.4%	5.6%	*5.8%*	*6.0%*
Rate of compensation increases	3.9%	3.8%	*4.5%*	*4.5%*
Expected return on plan assets [1]	7.8%	7.7%	*9.0%*	*9.0%*

[1] corresponding to the 2008 and 2007 rates.

The discount rate is determined on the basis of the interest rate for investment-grade (AA) corporate bonds or, in the event a liquid market does not exist, government bonds with a maturity that matches the duration of the benefit obligation (reference: Bloomberg). In the United States, the average discount rate is determined on the basis of a yield curve for investment-grade (AA and AAA) corporate bonds. These benchmarks, which are the same as those used in previous years, comply with IAS 19.

The expected return on plan assets is determined on the basis of the weighted average expected return and the total asset value. In the United States, the expected return on plan assets for 2009 is 8.5%.

The discount rate currently stands at 5.3% in the euro zone, 5.8% in the United States and 6.4% in the United Kingdom.

A 0.5-point increase in the discount rate would reduce pension and termination benefit obligations by around €101 million and the service cost by €2 million. A 0.5-point decrease would increase pension and termination benefit obligations by €111 million and the service cost by €1 million.

The post-employment healthcare obligation mainly concerns the United States. A one-point increase in healthcare costs would increase the post-employment healthcare obligation by €44 million and the sum of the service cost and interest cost by €3 million. A one-point decrease in healthcare costs would decrease the post-employment healthcare obligation by €31 million and the sum of the service cost and interest cost by €2 million.

In 2008, the rate of healthcare cost increases in the United States was expected to decline from 9% in 2009 to 5% in 2013. This compares with the previous year's forecast of 9% in 2008 and 5% in 2012. The rate in France was estimated at 4.5% in 2008 and 2007.

Pension and termination benefit obligations

Pension and termination benefit obligations primarily concern the Group's North American and European subsidiaries. These plans feature either a lump-sum payment on the employee's retirement or regular pension payments after retirement. The amount is based on years of service, grade and end-of-career salary. They also include top-hat payments granted to certain senior executives guaranteeing supplementary retirement income beyond that provided by general, mandatory pension schemes.

The majority of benefit obligations under these plans, which represent 75% of the Group's total commitment or €1,523 million at December 31, 2008, are partially or fully funded through payments to external funds. These funds are not invested in Group assets.

External funds are invested in equities (around 46%), bonds (around 33%) and real estate or cash (around 21%).

Contributions amounted to €18 million in 2008 and are estimated at €19 million for 2009. In 2008, the two funds in France refunded €46 million in contributions to the Group. These refunds are reported as a deduction from contributions for the period.

At December 31, 2008, provisions for pensions and termination benefits totaled €1,026 million, compared with €597 million in 2007. These provisions have been included in non-current liabilities, as the current portion was not considered material in relation to the total liability.

Payments made under defined contribution plans are recorded in the income statement in the year of payment and are in full settlement of the Group's liability. Defined contribution plan payments totaled €42 million in 2008 and €43 million in 2007.

The Group has opted not to evaluate the possible impact of Article 11 of France's 2008 *Accord National Interprofessionnel* concerning the special termination benefit payable in the case of voluntary early retirement due to the various possible interpretations on its application. The expected potential effects of application are not material in relation to the Group's commitments.

Other post-employment benefits, including healthcare and life insurance, and other long-term benefits

The North American subsidiaries pay certain healthcare costs and provide life insurance benefits to retired employees who fulfill certain criteria in terms of age and years of service. These post-employment benefit obligations are unfunded.

Healthcare coverage for North American employees represents 84% of this obligation. In September 2008, one of these plans was amended by changing the contributions and terms of eligibility. The effect of this plan amendment, which reduced the obligation by around $9 million (€6 million), is being reflected in the income statement over the vesting period, with €2 million recognized in 2008 for vested rights and €4 million to be recognized over the next twelve years.

The assumptions used to determine post-employment benefit obligations related to healthcare and life insurance are the same as those used to estimate pension benefit obligations in the country concerned.

Other benefit obligations include healthcare coverage plans in Europe, for €38 million, and long-service awards due by subsidiaries in France, for €10 million.

At December 31, 2008, provisions for these benefit obligations totaled €436 million, compared with €399 million in 2007. These provisions have been included in non-current liabilities, as the current portion was not considered material in relation to the total liability.

14.1 Changes in provisions for pensions and other post-employment benefit obligations

Changes in provisions for pensions and other post-employment benefit obligations (net of plan assets) were as follows:

	Pensions and termination benefits	*Of which US plans (Square D)*	Other post-employment and long-term benefits	*Of which US plans (Square D)*	**Provisions for pensions and other post-employment benefits**
Dec. 31, 2006 *	**617**	***30***	**517**	***445***	**1,134**
Net cost recognized in the statement of income	47	*(7)*	23	*20*	70
Benefits paid	(42)	0	(26)	*(22)*	(68)
Plan participants' contributions	(26)	*(1)*	-	-	(26)
Items recognized in equity	(26)	*41*	(77)	*(60)*	(103)
Translation adjustment	(8)	*(5)*	(39)	*(39)*	(47)
Changes in the scope of consolidation	13	0	-	-	13
Other changes	(10)	*0*	1	*(1)*	(9)
Dec. 31, 2007 *	**565**	***58***	**399**	***343***	**964**
Net cost recognized in the statement of income	55	*1*	21	*15*	76
Benefits paid	(35)	0	(24)	*(19)*	(59)
Plan participants' contributions	28	*(1)*	0	0	28
Items recognized in equity **	415	*321*	21	*10*	436
Translation adjustment	7	*21*	17	*18*	24
Changes in the scope of consolidation	-	-	-	-	-
Other changes	(8)	*1*	2	*3*	(6)
Dec. 31, 2008	**1,027**	***401***	**436**	***370***	**1,463**

* Including €25 million and €32 million in pension assets recognized under "Other financial assets" in 2006 and 2007, respectively.

** Including €9 million and €(7) million of asset ceiling in 2007 and 2008, respectively.

Changes in gross items recognized in equity were as follows:

	Pensions and termination benefits	Other post-employment and long-term benefits	**Provisions for pensions and other post-employment benefits**
Dec. 31, 2006	**66**	**(8)**	**58**
Actuarial (gains)/losses on projected benefit obligation	(39)	(77)	(116)
Actuarial (gains)/losses on plan assets	3	-	3
Effect of the asset ceiling	10	-	10
Dec. 31, 2007	**40**	**(85)**	**(45)**
Actuarial (gains)/losses on projected benefit obligation	28	21	49
Actuarial (gains)/losses on plan assets	385	-	385
Effect of the asset ceiling	2	-	2
Dec. 31, 2008	**455**	**(64)**	**391**

14.2 Provisions for pensions and termination benefit obligations

Annual changes in obligations, the market value of plan assets and the corresponding assets and provisions recognized in the consolidated financial statements can be analyzed as follows:

	Dec. 31, 2008	Of which US plans (Square D)	Dec. 31, 2007	Of which US plans (Square D)
1. Reconciliation of balance sheet items				
Pension assets	0	*-*	32	*26*
Provisions for pensions and other post-employment benefit	(1,027)	*(401)*	(597)	*(84)*
Net Asset/(Liability) recognized in the balance sheet	(1,027)	*(401)*	(565)	*(58)*

	Dec. 31, 2008	Of which US plans (Square D)	Dec. 31, 2007	Of which US plans (Square D)
2. Components of net cost recognized in the statement of income				
Service cost	54	*17*	54	*18*
Interest cost (impact of discounting)	102	*52*	99	*50*
Expected return on plan assets	(104)	*(73)*	(106)	*(75)*
Past service cost	5	*5*	1	0
Curtailments and settlements	(2)	-	(1)	-
Net cost recognized in the statement of income	55	*1*	47	*(7)*

	Dec. 31, 2008	Of which US plans (Square D)	Dec. 31, 2007	Of which US plans (Square D)
3. Change in projected benefit obligation				
Projected benefit obligation at beginning of year	1,958	*879*	2,035	*918*
Service cost	54	*17*	54	*18*
Interest cost (impact of discounting)	102	*52*	99	*50*
Plan participants' contributions	3	-	5	-
Benefits paid	(94)	*(38)*	(101)	*(39)*
Actuarial (gains)/losses recognized in equity	28	*42*	(39)	*33*
Modification of pension plan	6	5	(1)	-
Changes in the scope of consolidation	-	-	41	-
Translation adjustments	(28)	55	(129)	*(101)*
Curtailments and settlements	(3)	-	(5)	-
Other	10	1	(1)	-
Projected benefit obligation at end of year	2,036	1,013	1,958	879

Actuarial gains and losses have been fully recognized in "Other reserves" (note 13.7).

They stem mainly from changes in actuarial assumptions (primarily discount rates) used to measure obligations in the United States, the United Kingdom and the euro zone.

Actuarial losses related to experience adjustments amounted to €445 million for the Group at December 31, 2008 and €36 million at December 31, 2007. At December 31, 2006, actuarial gains and losses related to experience adjustments amounted to €2 million in the United States and the United Kingdom.

	Dec. 31, 2008	Of which US plans (Square D)	Dec. 31, 2007	Of which US plans (Square D)
4. Change in fair value of plan assets				
Fair value of plan assets at beginning of year	1,402	*820*	1,418	*887*
Expected return on plan assets	104	*73*	106	*75*
Plan participants' contributions	3	-	5	-
Employer contributions	(28)	*1*	26	*1*
Benefits paid	(59)	*(38)*	(59)	*(39)*
Actuarial gains/(losses) recognized in equity	(385)	*(279)*	(3)	*(8)*
Changes in the scope of consolidation	(1)	-	28	-
Translation adjustments	(35)	*34*	(121)	*(96)*
Curtailments and settlements		-	(4)	-
Other	9	-	6	-
Fair value of plan assets at end of year	1,010	*611*	1,402	*820*

The actual return on plan assets was a negative €281 million.

Actuarial gains and losses have been fully recognized in "Other reserves" (note 13.7).
They stem primarily from differences between the actual and expected return on plan assets in the United States, the United Kingdom and Canada.

	Dec. 31, 2008	o/w US plans	Dec. 31, 2007	o/w US plans
5. Funded status				
Projected benefit obligation	(2,036)	*(1,013)*	(1,958)	*(879)*
Fair value of plan assets	1,010	*611*	1,402	*820*
Effect of the asset ceiling	(2)	-	(10)	-
Deferred items:				
Unrecognized past service cost	1	1	1	1
Net Asset/(Liability) recognized in the balance sheet	(1,027)	(401)	(565)	(58)

14.3 Provisions for other post-employment benefits

Changes in provisions for other post-employment and long-term benefits were as follows:

	Dec. 31, 2008	Dec. 31, 2007
1. Components of net cost recognized in the statement of income		
Service cost	6	6
Interest cost (impact of discounting)	21	21
Expected return on plan assets	-	-
Past service cost	(5)	(4)
Curtailments and settlements	-	-
Amortization of actuarial gains & losses	(1)	-
Net cost recognized in the statement of income	21	23

Amortization of actuarial gains and losses concern long-term benefits for active employees, notably long service awards in France.

	Dec. 31, 2008	Dec. 31, 2007
2. Change in projected benefit obligation		
Projected benefit obligation at beginning of year	366	477
Service cost	5	6
Interest cost (effect of discounting)	21	21
Plan participants' contributuion	1	2
Benefits paid	(24)	(26)
Actuarial (gains)/losses recognized in equity	21	(77)
Past service cost	(6)	
Changes in the scope of consolidation	-	-
Translation adjustments	17	(39)
Other (including curtailments and settlements)	-	2
Projected benefit obligation at end of year	401	366

Actuarial gains and losses have been fully recognized in "Other reserves" (note 13.7). The only exception concerns long-term benefits for active employees (notably long service awards in France), for which part of the actuarial gain or loss is recognized in the income statement. Actuarial gains and losses stem from changes in actuarial assumptions (primarily discount rates).

Actuarial gains related to experience adjustments amounted to €10 million at December 31, 2008 for the Group, compared with a €59 million loss at December 31, 2007.

	Dec. 31, 2008	Dec. 31, 2007
3. Funded status		
Projected benefit obligation	401	366
Deferred items:		
Unrecognized past service cost	35	33
Provision recognized in the balance sheet	436	399

Note 15 - Provisions for contingencies

	Economic risks	Customer risks	Product risks	Environmental risks	Restructuring	Other risks	**Provisions**
Dec. 31, 2006	**161**	**57**	**145**	**44**	**85**	**78**	**570**
Long-term portion	*84*	*50*	*35*	*32*	*15*	*67*	*283*
Additions	152	5	52	2	39	35	285
Discounting effect	0	-	0	0	0	0	0
Utilizations	(28)	(5)	(42)	(4)	(62)	(17)	(158)
Reversals of surplus provisions	(17)	0	(14)	(1)	(1)	(3)	(36)
Translation adjustments	0	(5)	(7)	(1)	(1)	(6)	(20)
Changes in the scope of consolidation and other	41	1	31	3	(4)	(3)	69
Dec. 31, 2007	**309**	**53**	**165**	**43**	**56**	**84**	**710**
Long-term portion	*85*	*45*	*25*	*30*	*7*	*72*	*264*
Additions	64	10	68	1	122	40	305
Discounting effect	0	-	0	0	0	1	1
Utilizations	(52)	(10)	(40)	(2)	(41)	(18)	(163)
Reversals of surplus provisions	(31)	(10)	(10)	-	(8)	(5)	(64)
Translation adjustments	2	1	2	(1)	(3)	1	2
Changes in the scope of consolidation and other	32	(16)	22	2	6	3	49
Dec. 31, 2008	**324**	**28**	**207**	**43**	**132**	**106**	**840**
Long-term portion	*121*	*24*	*49*	*30*	*11*	*67*	*302*

(a) Economic risks

These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

During the year, the Group set aside provisions in an amount of €30 million to cover information systems contracts. At the same time, the Group used €21 million in provisions set aside in previous years and reversed a further €20 million, for a total of €41 million.

(b) Customer risks

These provisions primarily concern liability claims arising from alleged defects in products sold to customers and other third parties and are determined on a case-by-case basis. They also cover projected losses on various long-term contracts in an amount of €6 million.

Provision reversals primarily concerned customer rebates paid during the year and reassessments of customer risks in the United States.

(c) Product risks

These provisions comprise:
- Provisions recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months.
- Provisions to cover disputes concerning defective products and recalls of clearly identified products.

(d) Environmental risks

These provisions are primarily set aside to cover potential reclamation costs.

(e) Restructuring

New provisions were set aside during the year to cover the costs of restructuring plans in Europe and the United States (note 24).

Note 16 - Long and short-term debt

Non current financial liabilities break down as follows:

	Dec. 31, 2008	Dec. 31, 2007
Convertible and non-convertible bonds	3,477	3,946
Bank and other borrowings	1,318	669
Lease liabilities	19	20
Employee profit sharing	6	5
Short-term portion of convertible and non-convertible bonds	(110)	(749)
Short-term portion of long-term debt	(71)	(105)
Non current financial liabilities	**4,639**	**3,786**

Current financial liabilities break down as follows:

	Dec. 31, 2008	Dec. 31, 2007
Commercial paper	190	-
Accrued interest	106	80
Drawdown of funds from lines of credit	752	1,158
Bank overdrafts	135	110
Other short-term borrowings	202	199
Short-term portion of convertible and non-convertible bonds	110	749
Short-term portion of long-term debt	71	105
Current financial liabilities	**1,566**	**2,401**
Total current and non current financial liabilities	**6,205**	**6,187**

16.1 Breakdown by maturity

	Dec. 31, 2008			Dec. 31, 2007	
	Nominal	Interest	Swaps	Nominal	
2008				2,401	
2009	1,566	205	22	142	
2010	1,016	183	16	948	
2011	778	156	10	549	
2012	60	139	6	56	
2013	548	132	4	2,091	(*)
2014 and beyond	2,237	192	2		
Total	**6,205**	**1,007**	**60**	**6,187**	

(*) : 2013 and beyond

16.2 Breakdown by currency

	Dec. 31, 2008	Dec. 31, 2007
Euro	4,749	4,907
US dollar	1,084	1,049
Indian rupee	53	72
New Zealand dollar	1	0
Japanese yen	159	24
Other	159	135
Total	**6,205**	**6,187**

16.3 Ordinary bonds

	Dec. 31, 2008	Dec. 31, 2007	Effective interest rate	Maturity
Schneider Electric SA 2008	-	749	3.875% fixed	Oct 2008
Schneider Electric SA 2009	110	109	3.375% fixed	Jan 2009
Schneider Electric SA 2010	899	899	3.125% fixed	Aug 2010
Schneider Electric SA 2011	499	499	EUR + 0.2% variable	Jul 2011
Schneider Electric SA 2013	100		CMS 10+1%	Jul 2013
Schneider Electric SA 2014	498	497	4.500% fixed	Jan 2014
Schneider Electric SA 2015	593	598	5.375% fixed	Jan 2015
Schneider Electric SA 2016	26		EUR + 0.6% variable	Jul 2016
Schneider Electric SA 2017	752	595	4.000% fixed	Aug 2017
Total	**3,477**	**3,946**		

Schneider Electric SA has made several bond issues as part of its Euro Medium Term notes (EMTN) program over the past few years. Issues that were not yet due as of December 31, 2008 were as follows:

- €100 million worth of bonds indexed to the Constant Maturity Swap (CMS) rate, issued in July 2008 and due July 31, 2013.
- €180 million worth of bonds issued in April 2008 to top up the €600 million twelve-year tranche at 4% issued in August 2005, raising the total issue to €780 million.
- €26 million corresponding to the discounted present value of future interest payments on a €177 million 8-year bond issue (July 25, 2008 to July 25, 2016) indexed to the 3-month Euribor. The nominal value of the bonds is not recognized in debt because the bond holder has waived its right to repayment of the principal in exchange for the transfer by Schneider Electric, on a no-recourse basis, of the future cash flows corresponding to the requested refund of a tax receivable.
- €600 million worth of 5.375% bonds issued in October 2007 and due October 8, 2015.
- €110 million worth of 3.275% bonds issued in January 2007 and due January 26, 2009.
- €1 billion worth of bonds issued in July 2006, comprising a €500 million 5-year variable rate tranche and a €500 million 7 ½-year 4.5% tranche.
- €1.5 billion worth of bonds issued in August 2005, comprising a €900 million 5-year tranche at 3.125 % and a €600 million 12-year tranche at 4%.

These bonds are traded on the Luxembourg stock exchange. The issue premium and issue costs are amortized according to the effective interest method.

Lastly, the Group redeemed €750 million worth of October 2003 bonds at maturity on October 31, 2008.

16.4 Other information

At December 31, 2008, Schneider Electric had confirmed credit lines of €3 billion, of which €2.3 billion was unused. In addition, the Group has access to a $300 million in bank financing available from January 15, 2009.
Loan agreements and committed credit lines do not include any financial covenants nor credit rating triggers.

Note 17 - Other non-current liabilities

	Dec. 31, 2008	Dec. 31, 2007
Clipsal acquisition debt	12	54
Delixi Electric acquisition debt	-	15
Elite Engineering Limited acquisition debt	-	1
Din Elektro Kraft acquisition debt	-	1
Other	8	6
Other non-current liabilities	**20**	**77**

The agreement for the acquisition of Clipsal includes a seller's warranty providing for part of the acquisition price to be withheld. This amount has been placed in escrow (note 7.2).

Note 18 - Commitments and contingent liabilities

18.1 Guarantees given and received

	Dec. 31, 2008	Dec. 31, 2007
Contract counterguarantees (1)	303	207
Mortgages and collateral (2)	23	24
Guarantees	0	2
Other commitments given (3)	123	189
Guarantees given	**449**	**422**
Other guarantees received	53	43
Guarantees received	**53**	**43**

(1) On certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a provision for contingencies is recorded when the risk is considered probable and can be reasonably estimated.
(2) Certain loans are secured by property, plant and equipment and securities lodged as collateral.
(3) Other guarantees given comprise guarantees to certain lessors that rental payments will be made until the end of the lease.

18.2 Purchase commitments

- **Shares in subsidiaries and affiliates**

Commitments to purchase equity investments correspond to put options given to minority shareholders in consolidated companies or relate to earn-out payments. The amount of these commitments was not material at December 31, 2008.

- **Information technology services**

In 2004, the Group signed an agreement with Capgemini to outsource its European IT functions and to develop and deploy shared management applications using SAP in Europe. The first pilot version was deployed in India in April 2007 and a second version was rolled out in several European countries in mid-2008. The global system will be deployed across the Group from 2009 onwards.

Payments to Capgemini replace the cost of the IT function, which was previously managed internally. In early 2006, the duration of the reciprocal commitments between Capgemini and Schneider Electric was extended from ten to twelve years.

In 2008, IT operations in certain European countries and network operations were brought back in house with a view to continuously improving quality and cost effectiveness for both parties.

The 2008 expense related to this outsourcing agreement contractually amounted to €133 million, including volume and indexation effects provided for in the contract. This compares with €147 million in 2007.
Schneider Electric capitalized development costs relating to the SAP contract in a net amount of €155 million at end-2008.

18.3 Contingent liabilities

Management is confident that balance sheet provisions for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on its financial position or profit. This is notably the case for the potential consequences of a current dispute in Belgium involving former senior executives and managers of the Group.

The Group has also signed an agreement concerning statutory employee training rights in France (DIF). In accordance with French national accounting board (CNC) opinion 2004-F, the related costs are treated as an expense for the period when the training is received and no provision is set aside in the periods when the training rights accrue. As of December 31, 2008, accrued rights corresponded to around 900,000 hours.

Note 19 - Financial instruments

The Group uses financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and metal prices. Exposure to these risks is described in the chapter on Risk Factors in the Registration Document.

19.1 Carrying amount and nominal amount of derivative financial instruments

		Dec. 31, 2007	Dec. 31, 2008				Dec. 31, 2008	
	IFRS Designation	Carrying amount	Other income and expense (1)	Equity (2)	Other	Carrying amount	Nominal amount Purchase	Sale
Foreign exchange								
Futures - cash flow hedges	CFH*	16	(64)	-	9	(39)	1,018	-
Futures - hedges of balance sheet items	Trading	25	24	-	(24)	25	1,122	1,060
Metal prices								
Futures and options	CFH*	(9)	-	(89)	-	(98)	175	-
Interest rates								
Swaps on credit lines	CFH*/FVH*	(1)	(1)	(53)	-	(55)	1,178	-
Derivatives financial instruments		**31**	**(41)**	**(142)**	**(15)**	**(167)**	**-**	**-**

** Cash flow hedge / Fair value hedge*

(1) Gains and losses on hedging instruments for the period are offset by changes in the fair value of the underlying, which are also recognized in "Other financial income and expense".
(2) Reported in equity under "Other reserves".

The market value of financial instruments, which corresponds to their carrying amount, is estimated either internally by discounting future differential cash flows at current market interest rates or by third party banks.

19.2 Carrying amount and fair value of financial instruments other than derivatives

	Dec. 31, 2008		Dec. 31, 2007	
	Notional amount [1]	Fair value	Notional amount [1]	Fair value
Available-for-sale financial assets	200	200	323	323
Other non-current financial assets	113	113	124	124
Marketable securities	997	997	511	511
Bonds	(3,477)	(3,414)	(3,946)	(3,796)
Other short and long-term debt	(2,728)	(2,728)	(2,241)	(2,241)
Financial instruments excluding derivatives	**(4,895)**	**(4,832)**	**(5,229)**	**(5,079)**

(1) the notional amount corresponds to either amortized cost or fair value.

19.3 Currency risk

Forward hedging positions by currency

	Dec. 31, 2008		
	Sales	**Purchases**	**Net**
USD	500	(730)	(230)
SEK	82	(57)	25
DKK	194	(91)	103
RUB	24	(1)	23
HUF	77	(5)	72
AUD	17	(29)	(12)
CZK	25	(9)	16
JPY	-	(43)	(43)
AED	6	(14)	(8)
GBP	37	(46)	(9)
HKD	27	(17)	10
Other	71	(80)	(9)
Total	**1,060**	**(1,122)**	**(62)**

Forward currency hedging positions include €222 million loss in hedges of intragroup loans and borrowings (net purchases) and €160 million in hedges of operating cash flows (net sales).

19.4 Impact of financial instruments

December 31, 2008	Impact on financial income and expense	Impact on Equity		
		Fair value	Translation adjustment	Others
Available-for-sale financial assets	33	(113)	5	
Loans and accounts receivable	59		(39)	
Financial liabilities measured at amortized cost	(321)		(20)	
Derivative instruments	(12)	(136)	(4)	
Total	(241)	(249)	(58)	

December 31, 2007	Impact on financial income and expense	Impact on Equity		
		Fair value	Translation adjustment	Others
Available-for-sale financial assets	12	(32)	1	
Loans and accounts receivable	133		(50)	(5)
Financial liabilities measured at amortized cost	(380)		(150)	2
Derivative instruments	41	52		
Total	(194)	20	(199)	(3)

The impact of financial instruments, by category, on profit and equity was as follows:

- The main impact on profit concerned interest income and expense.
- The impact on equity primarily stemmed from the measurement of available-for-sale financial assets and derivative instruments at fair value and from translation adjustments to foreign currency loans, receivables and liabilities.

19.5 Maturities of financial assets and liabilities

	Up to 1 year	1 to 5 years	> 5 years
Financial liabilities	(1 566)	(2 402)	(2 237)
Financial assets	1 652	157	-
Net position before hedging	**86**	**(2 245)**	**(2 237)**

19.6 Balance sheet amounts for financial instruments by category

ASSETS	Dec. 31, 2008		Breakdown by category			
	Carrying value	Fair value	Available-for-sale financial assets (AFS)	Loans and receivables (LAR)	Financial liabilities at amortized cost (FLAC)	Derivative instruments
Available-for-sale financial assets	200	200	200	-	-	-
Other non-current financial assets	113	113	-	113	-	-
Total non-current assets	313	313	200	113	-	-
Current assets:						
Trade accounts receivable	3,537	3,537	-	3,537	-	-
Other receivables	95	95	-		-	95
Current financial assets	78	78	-	78	-	-
Cash and cash equivalents	1,652	1,652	-	1,652	-	-
Total current assets	5,362	5,362	-	5,267	-	95
LIABILITIES						
Non-current liabilities						
Other long-term debt	4,639	4,576	-	-	4,639	-
Total non-current liabilities	4,639	4,576	-	-	4,639	-
Current liabilites						
Trade accounts payable	2,312	2,312	-	-	2,312	-
Other current liabilities	271	271	-	-	14	257
Short-term debt	1,566	1,566	-	-	1,566	-
Total current liabilities	4,149	4,149	-	-	3,892	257

ASSETS	Dec. 31, 2007		Breakdown by category			
	Carrying value	Fair value	Available-for-sale financial assets (AFS)	Loans and receivables (LAR)	Financial liabilities at amortized cost (FLAC)	Derivative Instruments
Available-for-sale financial assets	323	323	323	0	-	-
Other non-current financial assets	124	124	-	124	-	-
Total non-current assets	447	447	323	124	-	-
Current assets:						
Trade accounts receivable	3,463	3,463	-	3,463	-	-
Other receivables	45	45	-	0	-	45
Current financial assets	84	84	-	84	-	-
Cash and cash equivalents	1,269	1,269	-	1,269	-	-
Total current assets	4,861	4,861	-	4,816	-	45
LIABILITIES						
Non-current liabilities						
Other long-term debt	3,785	3,635	-	-	3,785	-
Total non-current liabilities	3,785	3,635	-	-	3,785	-
Current liabilites						
Trade accounts payable	2,133	2,133	-	-	-	-
Other current liabilities	22	22	-	-	-	14
Short-term debt	2,401	2,401	-	-	-	-
Total current liabilities	4,556	4,556	-	-	-	14

Note 20 - Related party transactions

20.1 Associates

These are primarily companies over which the Group has significant influence. They are accounted for by the equity method. Transactions with these related parties are carried out on arm's length terms.

Related party transactions were not material in 2008.

20.2 Related parties with significant influence

No transactions were carried out during the year with members of the Supervisory Board or Management Board.
Compensation and benefits paid to the Group's top senior executives are described in note 27.3.

Note 21 - Segment information

First-level segment information is broken down according to the Group's four operating divisions on the basis of asset location. Performance assessments and management decisions are notably based on Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles (EBITA).

Data by region includes the contribution from Critical Power and Cooling Services. Data concerning General Management that cannot be allocated to a particular segment are presented under "Holding company". Details are provided in Chapter 4 of the Registration Document (Business Review).

Segment assets include net goodwill; net intangible assets and property, plant and equipment; inventories and work in process; trade accounts receivable and other receivables.
Segment liabilities include long and short-term provisions, trade accounts payable and other current liabilities.

December 31, 2008

	Europe	North America	Asia-Pacific	Rest of the World	Holding (1)	Total
Revenue	8,101	5,053	3,395	1,762		**18,311**
EBITA	1,412	824	539	290	(311)	**2,754**
Segment Assets	8,135	7,577	4,083	910	506	**21,211**
of which goodwill	*3,463*	*3,063*	*1,869*	*147*		*8,542*
Segment Liabilities	2,457	1,627	794	304	870	**6,052**
Capital employed, gross	426	108	101	6	86	**727**

(1) including a €155 million of asset and a €38 million of investment in the SAP core model.

December 31, 2007

	Europe	North America	Asia-Pacific	Rest of the World	Holding (1)	Total
Revenue	7,846	4,770	3,233	1,460		**17,309**
EBITA	1,349	787	440	232	(246)	**2,562**
Segment Assets	7,956	7,347	3,667	792	423	**20,185**
of which goodwill	*3,379*	*2,867*	*1,767*	*128*		*8,141*
Segment Liabilities	2,328	1,204	738	261	891	**5,422**
Capital employed, gross	327	101	101	6	101	**636**

(1) including a €118 million of asset and a €54 million of investment in the SAP core model.

The second level of segment information is broken down according to the Group's three main businesses.

Revenue	**2008**	**2007**
Electrical Distribution	10,343	9,869
Automation & Control	5,313	4,937
Critical Power	2,655	2,503
Holding	-	-
	18,311	**17,309**

EBITA margin (%)	**2008**	**2007**
Electrical Distribution	18.6%	18.1%
Automation & Control	14.5%	14.2%
Critical Power	14.2%	12.7%
Holding	(1.7%)	(1.4%)
	15.0%	**14.8%**

Note 22 - Research and Development

Research and development costs break down as follows:

	2008	2007
Research and development costs recognised as an expense [1]	605	601
Capitalized development costs [2]	195	131
Total Research and Development costs - Gross value	**800**	**732**
Research and development Tax Credit	(26)	(9)
Total Research and Development costs of the year - Net	**774**	**723**

(1) of which, €161 million recognised in cost of sales, 16 millions euros in selling expenses and 428 millions euros in R&D costs in 2008.
of which, 153 millions euros recognised in cost of sales, 22 millions euros in selling expenses and 426 millions euros in R&D costs in 2007.
(2) of which, in 2007, €2 million recognised in software and €0 million in 2008

Amortization of capitalized development costs came to €61 million in 2008 and €42 million in 2007. In addition, exceptional impairment losses of €2 million were recorded on capitalized development costs in 2008, compared with €6 million in 2007.

Note 23 - Depreciation, amortization and provision expense

Depreciation, amortization and provision expenses recognized in operating expenses were as follows:

	2008	2007
Included in cost of sales:		
Depreciation and amortization	(305)	(283)
Provisions	(38)	(16)
Included in selling, general and administrative expenses:		
Depreciation and amortization	(147)	(139)
Provisions	(18)	(27)
Depreciation, amortization and provision expense	**(508)**	**(465)**

In 2008, provisions in an amount of €79 million were recorded in other operating income/expense (note 24). Impairment of other non-current assets represented a net charge of €72 million.

Note 24 - Other operating income and expenses

Other operating income and expenses break down as follows:

	2008	2007
Restructuring	(164)	(98)
Impairment losses on property, plant and equipment and intangible assets	(9)	(40)
Gains on asset disposals	17	38
Losses on asset disposals	(7)	(6)
Other	24	(36)
Other operating income and expenses	**(139)**	**(142)**

Operating profit included €173 million in non-recurring impairment losses (€9 million) and restructuring costs (€164 million). Restructuring costs primarily stemmed from ongoing reorganization in Europe, for €102 million, North America, for €14 million, and Asia-Pacific, for €14 million, as well as the integration of Pelco, for €13 million.

Gains on asset disposals mainly reflect assets transferred to the new Fuji Electric FA Components & Systems joint venture in Japan.

The Group received €11 million in settlement of a dispute with Panasonic during the year. This item, along with a €9 million reversal of a provision for IT contracts, is recorded in "Other" above.

Note 25 - Amortization and impairment of purchase accounting intangibles

	2008	2007
Amortization of purchase accounting intangibles	(93)	(73)
Impairment of purchase accounting intangibles	(22)	0
Goodwill impairment	(59)	(6)
Amortization and impairment of purchase accounting intangibles	**(174)**	**(79)**

In 2008, the CST Business Unit's management decided to discontinue the Systron Donner Automotive (SDA) business. An impairment loss of €43 million was recorded on SDA assets to align the carrying amount with their value in use, corresponding to expected cash flows from the operation and subsequent liquidation of the business. In addition, an impairment test on CST's remaining business led to the recognition of an additional loss in an amount of €27 million.
Lastly, an impairment loss of €11 million was recognized on a non-material business in China.
As concerns the impairment loss of €27 million stemming from impairment tests on all the CGUs making up the CST business unit, a 0.5-point increase in the discount rate would have increased the loss by €74 million, and a 0.5-point decrease would have reduced the loss to zero.

Note 26 - Finance costs and other financial income and expense, net

This item consists solely of income and expense relating to financial assets (including cash and cash equivalents) and debt.

	2008	2007
Interest income	95	93
Interest expense	(376)	(380)
Net gains/(losses) on the sale of marketable securities	35	40
Finance costs, net	***(246)***	***(247)***
Dividend income	18	11
Exchange gains and losses, net	(87)	(21)
Impairment losses on financial assets	4	12
Net gains/(losses) on disposal of long-term investments	11	(11)
Discounting adjustments to non-current assets and liabilities	(1)	(1)
Fair value adjustments	0	0
Other financial expense, net	(13)	(9)
Finance costs and other financial income and expense, net	**(314)**	**(266)**

In 2008, net interest expense included interest income of €25 million corresponding to interest on a tax receivable.

Note 27 - Employees

27.1 Number of employees

The average number of permanent and temporary employees was as follows in 2008 and 2007:

(number of employees)	2008	2007
Production	59,963	52,360
Administration	66,518	66,980
Total average number of employees	**126,481**	**119,340**
By region:		
Europe	52,524	51,047
North America	29,909	28,179
Asia-Pacific	34,519	32,010
Rest of the world	9,529	8,104

The increase in employee numbers primarily reflects the effect of the acquisitions for the past two years.

27.2 Employee benefits expense

	2008	2007
Payroll costs (1)	(4,814)	(4,506)
Profit-sharing and incentive bonuses	(86)	(79)
Stock options	(26)	(24)
WESOP	(5)	(12)
Total employee benefits expense	**(4,931)**	**(4,621)**

(1) Of which €55 million for pension and other post-employment benefit obligations and €21 million for other employee benefit obligations (note 14).

27.3 Management compensation and benefits

In 2008, directors' fees of €0.7 million were paid to the members of the Board of Directors.

Total gross compensation paid to members of senior management (excluding corporate officers) amounted to €9.6 million, of which €4.6 million in variable bonuses.

A total of 1,649,100 stock options and 15,301 stock grants have been granted to members of senior management through plans set up since 2001.

Pension obligations with respect to members of senior management amounted to €62 million at December 31, 2008 versus €65 million at December 31, 2007.

More detailed information on senior management is provided in Chapter 2, Paragraph 9 of the Registration Document.

Note 28 - Subsequent events

28.1 Bond issue

On January 7, 2009, Schneider Electric issued €750 million worth of bonds due July 2013.

28.2 Stock option and stock grant plans and SARs

On January 5, 2009, the Management Board set up stock option plan no. 31, granting 679,000 options to subscribe new shares or purchase existing shares of Company stock at a price of €52.12 exercisable between January 5, 2013 and January 4, 2019. For US employees, the plan awards 654,800 Stock

Appreciation Rights (SARs) with a benchmark price of €52.12, with the same vesting period and expiration date as the options in plan 31.

On January 5, 2009, the Management Board also set up stock grant plans no. 5 and no. 6. Plan no. 5 grants 143,710 shares to French employees, with a vesting period of three years and a lock-up period of two years. Plan no. 6 grants 212,351 shares, with a vesting period of four years and no lock-up period.

For stock options, stock grants and SARs to vest, the grantee must be an employee or corporate officer of the Group. In addition, vesting of half of the stock options, stock grants and SARs is conditional on the achievement of annual objectives based on revenue and EBITA margin (vesting of all the stock options and stock grants as far as the Management Board is concerned).

Note 29 - Auditors' Fees

Fees paid to the Auditors and members of their networks in 2008 and 2007 were as follows:

(€ thousand)	2008				
	Ernst & Young	%	Mazars	%	TOTAL
Audit					
Statutory auditing	9,463	*85%*	5,534	*99%*	14,997
o/w Schneider Electric SA	*100*		*100*		
o/w subsidiaries	*9,363*		*5,434*		
Related engagements	1,230	*11%*	28	*1%*	1,258
o/w Schneider Electric SA					
o/w subsidiaries	*1,230*		*28*		
Sub-total	**10,693**	***96%***	**5,562**	***100%***	16,255
Other services					
Legal and tax	*401*	*4%*			401
Total	**11,094**	***100%***	**5,562**	***100%***	**16,656**

(€ thousand)	2007				
	Ernst & Young	%	Mazars	%	TOTAL
Audit					
Statutory auditing	8,981	*81%*	5,877	*89%*	14,858
o/w Schneider Electric SA	*100*		*100*		
o/w subsidiaries	*8,881*		*5,777*		
Related engagements	1,476	*13%*	643	*10%*	2,119
o/w Schneider Electric SA	*146*		*40*		
o/w subsidiaries	*1,330*		*603*		
Sub-total	**10,457**	***95%***	**6,520**	***99%***	16,977
Other services					
Legal and tax	594	*5%*	50	*1%*	644
Total	**11,051**	***100%***	**6,570**	***100%***	**17,621**

Note 30 - Consolidated companies

The main companies included in the Schneider Electric Group scope of consolidation are listed below.

		% interest Dec. 31, 2008	% interest Dec. 31, 2007
Europe			
Fully consolidated			
APC Deutschland GmbH	Germany	100.0	100.0
Asentics GmbH	Germany	-	80.0
Asentics GmbH & Co. KG	Germany	-	80.0
Berger Lahr Positec GmbH	Germany	100.0	100.0
Citect GmbH	Germany	100.0	100.0
Crouzet GmbH	Germany	100.0	100.0
Drive Tech Gmbh	Germany	-	100.0
Elau Elektronik Automations AG	Germany	100.0	100.0
Elau Engineering GmbH	Germany	-	100.0
Elau Systems GmbH	Germany	-	100.0
Elso GmbH	Germany	100.0	100.0
Kavlico GmbH	Germany	100.0	100.0
Merten GmbH	Germany	100.0	100.0
MERTEN Holding GmbH	Germany	100.0	100.0
Messner Gebäudetechnik GmbH	Germany	100.0	100.0
MGE USV-Systeme GmbH	Germany	100.0	100.0
Pulsotronic Merten GmbH & Co. KG	Germany	-	100.0
Ritto GmbH & Co.KG	Germany	100.0	100.0
Sarel GmbH	Germany	-	99.0
Schneider Electric Automation Deutschland GmbH	Germany	100.0	-
Schneider Electric Automation GmbH	Germany	100.0	-
Schneider Electric Beteiligungs GmbH	Germany	-	100.0
Schneider Electric Deutschland GmbH	Germany	100.0	100.0
Schneider Electric GmbH	Germany	100.0	100.0
Schneider Electric Motion Deutschland GmbH & Co KG	Germany	100.0	100.0
Schneider Electric Motion GmbH	Germany	100.0	100.0
Schneider Electric Motion Real Estate GmbH	Germany	100.0	100.0
Schneider Electric Motion Services GmbH & Co KG	Germany	100.0	100.0
Schneider Electric Power Drives Gmbh	Germany	-	100.0
Stago Deutschland GmbH	Germany	100.0	100.0
Svea Building Control System GmbH & Co. KG	Germany	100.0	100.0
Tac GmbH	Germany	100.0	100.0
Verwaltung SVEA Building Control Systems GmbH	Germany	100.0	100.0
Vitrum Beteiligungs GmbH	Germany	100.0	100.0
Xantrex Technology GmbH	Germany	100.0	-
Berger Lahr Positec GmbH	Austria	51.0	51.0
HGA Haus und Gebäudeautomation GmbH	Austria	100.0	-
Merten GmbH & Co. KG	Austria	100.0	100.0
MGE UPS Systems Vertriebs GmbH	Austria	100.0	100.0
Schneider Electric Austria GmbH	Austria	100.0	100.0
Schneider Electric Power Drives Gmbh	Austria	100.0	100.0
STI Power Drives GmbH	Austria	60.0	60.0
Cofibel	Belgium	100.0	100.0
Cofimines	Belgium	100.0	100.0
Crouzet SA	Belgium	100.0	100.0
Sarel Belgique	Belgium	-	99.0
Schneider Electric NV/SA	Belgium	100.0	100.0
Schneider Electric Services International	Belgium	100.0	100.0
Delixi Electric SEE EOOD	Bulgaria	100.0	-
Schneider Electric Bulgaria	Bulgaria	100.0	100.0
Schneider Electric d.o.o	Croatia	100.0	100.0
American Power Conversion Denmark ApS	Denmark	100.0	100.0
Elmat ApS	Denmark	-	100.0
JO-EL Electric A/S	Denmark	100.0	100.0
Schneider Electric Denmark A/S	Denmark	100.0	100.0
Schneider Nordic Baltic A/S	Denmark	100.0	100.0
Tac A/S	Denmark	100.0	100.0

		% interest Dec. 31, 2008	% interest Dec. 31, 2007
AEM SA	Spain	-	100.0
APC Spain S.L.	Spain	100.0	100.0
EFI Electronics Europe SL	Spain	100.0	100.0
Hispano Mecano-Electrica SA	Spain	100.0	100.0
Manufacturas Electricas SA	Spain	100.0	100.0
MGE UPS Espana SA	Spain	100.0	100.0
Schneider Electric Espana SA	Spain	100.0	100.0
Xantrex Technology SL	Spain	100.0	-
Schneider Electric EESTI AS	Estonia	100.0	100.0
Elari Oy	Finland	100.0	100.0
I-Valo Oy	Finland	100.0	100.0
JO-EL Electric Oy	Finland	100.0	100.0
Pelco Finland Oy	Finland	100.0	100.0
Oy Lexel Finland AB	Finland	100.0	100.0
Elko Suomi Oy	Finland	100.0	100.0
Schneider Electric Finland Oy	Finland	100.0	100.0
Strömfors Electric Oy	Finland	100.0	100.0
Tac Finland Oy	Finland	100.0	100.0
Alombard	France	100.0	100.0
Analyse et Energie	France	100.0	-
APC Europe SARL	France	100.0	100.0
APC France SARL	France	100.0	100.0
Ateliers de Constructions Electriques de Grenoble - ACEG	France	100.0	100.0
Auxibati SCI	France	100.0	100.0
BCV Technologies	France	100.0	100.0
Behar-Sécurité Sarl	France	100.0	100.0
BEI Ideacod	France	100.0	100.0
Berger Lahr Positec	France	100.0	100.0
Boissière Finance	France	100.0	100.0
Citect Sarl	France	100.0	100.0
Construction Electrique du Vivarais	France	100.0	100.0
Crouzet Automatismes	France	100.0	100.0
DINEL	France	100.0	100.0
Distrelec	France	100.0	100.0
Elau SARL	France	100.0	100.0
Electro Porcelaine	France	100.0	100.0
Elkron France	France	100.0	100.0
Epsys	France	100.0	100.0
Euromatel	France	100.0	100.0
France Transfo	France	100.0	100.0
Infraplus	France	100.0	100.0
Machines Assemblage Automatique	France	100.0	100.0
Materlignes	France	100.0	100.0
Merlin Gerin Alès	France	100.0	100.0
Merlin Gerin Alpes	France	-	100.0
Merlin Gerin Loire	France	100.0	100.0
Merlin Gerin SAS	France	100.0	-
MGE Finances SAS	France	100.0	100.0
MGE UPS Systems	France	100.0	100.0
Muller & Cie	France	100.0	100.0
Newlog	France	100.0	100.0
Normabarre	France	100.0	100.0
Prodipact	France	100.0	100.0
Rectiphase	France	100.0	100.0
SA2E	France	100.0	100.0
SAE Gardy	France	100.0	100.0
SAEI	France	100.0	100.0
Sarel Appareillage Electrique	France	99.0	99.0
Scanelec	France	100.0	100.0
Schneider Automation	France	100.0	100.0
Schneider Electric Consulting	France	100.0	100.0
Schneider Electric Foncière	France	100.0	100.0
Schneider Electric France	France	100.0	100.0
Schneider Electric Holding Amérique du Nord	France	100.0	100.0
Schneider Electric Holding Asie Pacifique	France	100.0	100.0
Schneider Electric Holding Europe	France	100.0	100.0
Schneider Electric Industries SAS	France	100.0	100.0
Schneider Electric International	France	100.0	100.0
Schneider Electric Manufacturing Bourguebus	France	100.0	-
Schneider Electric SA (Société mère)	France	100.0	100.0
Schneider Electric Telecontrol	France	100.0	100.0
Schneider Toshiba Inverter Europe SAS	France	60.0	60.0
Schneider Toshiba Inverter SAS	France	60.0	60.0
SCI du Pré Blanc	France	100.0	100.0
SEP Le Guavio	France	100.0	100.0

		% interest Dec. 31, 2008	% interest Dec. 31, 2007
Septra Tecame	France	100.0	-
Société Dauphinoise Electrique - SDE	France	-	100.0
Société du Rebauchet	France	100.0	100.0
Société Electrique d'Aubenas SA - SEA	France	100.0	100.0
Société Française Gardy SA	France	100.0	100.0
Société pour l'équipement des industries chimiques (SPEI)	France	100.0	100.0
Spie-Capag	France	100.0	100.0
Sté Française de Constructions Mécaniques et Electriques - SFCME	France	100.0	100.0
Sté Rhodanienne d'Etudes et de Participations - SREP	France	100.0	100.0
Systèmes Equipements Tableaux Basse Tension - SETBT	France	100.0	100.0
Tecame Nord Est	France	100.0	-
Transfo Services	France	100.0	100.0
Usibati SCI	France	100.0	100.0
Varilec	France	100.0	100.0
MGE UPS Systems Hellas Abe	Greece	100.0	100.0
Schneider Electric AE	Greece	100.0	100.0
Advance Power Elektronikai KFT	Hungary	100.0	100.0
BEI Automative Hungary Manufacturing Inc	Hungary	100.0	100.0
Merlin Gerin Zala	Hungary	-	100.0
MGE UPS Systems Hungary	Hungary	100.0	-
Prodax Elektromos	Hungary	-	100.0
Schneider Electric Hungaria Villamassagi RT	Hungary	100.0	100.0
Schneider Electric Közep-Kelet Europai Korlatolt Felelösségü Tarsasag	Hungary	100.0	-
APC (EMEA) Limited	Ireland	100.0	100.0
APC Distribution Limited	Ireland	100.0	100.0
APC Dublin Limited	Ireland	100.0	100.0
Schneider Electric Ireland	Ireland	100.0	100.0
Square D Company Ireland Ltd	Ireland	100.0	100.0
Tac Satchwell Ireland Ltd	Ireland	100.0	100.0
Thorsman Sales Ireland Ltd	Ireland	100.0	100.0
APC Italia S.r.l.	Italy	100.0	100.0
Controlli Srl	Italy	100.0	100.0
Crouzet Componenti Srl	Italy	100.0	100.0
Elau Systems Italia Srl	Italy	100.0	100.0
Et.Ts. Entreprise Technologies Srl	Italy	70.0	70.0
MGE Italia SpA	Italy	100.0	100.0
OVA Bargellini SpA	Italy	100.0	100.0
Pamoco Srl	Italy	100.0	100.0
SAIP & Schyller Srl	Italy	100.0	100.0
Schneider Electric Industrie Italia Spa	Italy	100.0	100.0
Schneider Electric Spa	Italy	100.0	100.0
Schneider Italia Spa	Italy	100.0	100.0
Lexel Fabrika SIA	Latvia	100.0	100.0
Schneider Electric Baltic Distribution Center	Latvia	100.0	-
Schneider Electric Latvija SIA	Latvia	100.0	100.0
UAB Schneider Electric Lietuva (ex UAB Lexel Electric)	Lituania	100.0	100.0
Comodot	Luxemburg	100.0	100.0
SGBT European Major Investments SA	Luxemburg	100.0	100.0
Sté industrielle de réassurance (SIRR)	Luxemburg	100.0	100.0
ELKO A/S	Norway	100.0	100.0
ESMI A/S	Norway	-	100.0
JO-EL Electric AS	Norway	100.0	-
Lexel Holding Norway AS	Norway	100.0	100.0
Merten Norge AS	Norway	-	100.0
MGE UPS Systemer AS	Norway	100.0	100.0
Schneider Electric Norge A/S	Norway	100.0	100.0
TAC AS	Norway	100.0	100.0
American Power Conversion Corp (A.P.C.) B.V.	Netherlands	100.0	100.0
APC Benelux B.V.	Netherlands	100.0	100.0
APC Europe BV	Netherlands	100.0	100.0
APC Holdings B.V.	Netherlands	100.0	100.0
APC International Corporation B.V.	Netherlands	100.0	100.0
APC International Holdings BV	Netherlands	100.0	-
Citect BV	Netherlands	100.0	100.0
Crouzet BV	Netherlands	100.0	100.0
ELAU BV	Netherlands	100.0	100.0
Pelco Europe B.V	Netherlands	100.0	100.0
Pro Face HMI (sous-groupe)	Netherlands	99.9	99.9
Sandas Montage BV	Netherlands	100.0	100.0
Sarel BV	Netherlands	-	99.0
Schneider Electric BV	Netherlands	100.0	100.0
Schneider Electric Logistic Centre BV	Netherlands	100.0	100.0
Stago BV	Netherlands	100.0	100.0

		% Interest Dec. 31, 2008	% Interest Dec. 31, 2007
UPS Systems MGE B.V.	Netherlands	100.0	100.0
APC Poland Sp. Zoo	Poland	100.0	100.0
Elda Eltra S.A. (ex Eltra SA)	Poland	100.0	100.0
Merten Polska Sp. z o.o.	Poland	100.0	100.0
MGE UPS Systems Polska Sp.z.o.o	Poland	100.0	100.0
Schneider Electric Industries Polska SP	Poland	100.0	100.0
Schneider Electric Polska SP	Poland	100.0	100.0
TAC Sp zoo	Poland	100.0	100.0
APC Portugal, LTDA	Portugal	100.0	100.0
MGE Portugal Ondulatores	Portugal	100.0	100.0
Schneider Electric Portugal LDA	Portugal	100.0	100.0
Merten Czech s.r.o.	Czech Republic	100.0	100.0
Schneider Electric AS	Czech Republic	98.3	98.3
Schneider Electric CZ sro	Czech Republic	100.0	100.0
Schneider Electric Romania SRL	Romania	100.0	100.0
Advance Cayson Limited	United Kingdom	100.0	100.0
Advance Dormant No. 1 Ltd.	United Kingdom	100.0	100.0
Ajax Electrical Ltd	United Kingdom	100.0	100.0
APC DC Network Solutions UK Limited	United Kingdom	100.0	100.0
APC Holdings (UK) Limited	United Kingdom	100.0	100.0
APC Power and Cooling, UK Limited	United Kingdom	100.0	100.0
APC UK Limited	United Kingdom	100.0	100.0
Berger Lahr Positec Ltd	United Kingdom	100.0	100.0
Capacitors Ltd	United Kingdom	100.0	100.0
CBS Group Limited	United Kingdom	100.0	100.0
Citect Ltd	United Kingdom	100.0	100.0
Crouzet Ltd	United Kingdom	100.0	100.0
Crydom SSR Ltd	United Kingdom	100.0	100.0
E-GETIT Limited	United Kingdom	100.0	100.0
Elau Ltd	United Kingdom	100.0	100.0
Electric City Limited	United Kingdom	100.0	100.0
GET Group PLC	United Kingdom	100.0	100.0
GET Pension Scheme Limited	United Kingdom	100.0	100.0
GET PLC	United Kingdom	100.0	100.0
Grawater Ltd	United Kingdom	100.0	100.0
Grawater of Wakefield Ltd	United Kingdom	100.0	100.0
Intelligent Motion Systems UK Ltd	United Kingdom	90.0	-
JO EL Electric Ltd	United Kingdom	100.0	100.0
JO JO (UK) Ltd	United Kingdom	100.0	100.0
Lexel Holdings (UK) Limited	United Kingdom	100.0	100.0
MGE UPS Systems Ltd	United Kingdom	100.0	100.0
MITA (NW) Ltd	United Kingdom	100.0	100.0
MITA (UK) Ltd	United Kingdom	100.0	100.0
Nestfarm Limited	United Kingdom	100.0	100.0
Newall Measurement Systems Ltd	United Kingdom	100.0	100.0
Pelco UK Limited	United Kingdom	100.0	100.0
Sarel Ltd	United Kingdom	100.0	100.0
Satchwell Controls Systems Ltd	United Kingdom	100.0	100.0
Schneider Electric (UK) Ltd	United Kingdom	100.0	100.0
Schneider Electric Ltd	United Kingdom	100.0	100.0
Tac Satchwell Northern Ireland Ltd	United Kingdom	100.0	100.0
TAC UK Ltd	United Kingdom	100.0	100.0
Thorsman Ltd	United Kingdom	100.0	100.0
Tower Forged Products Ltd	United Kingdom	100.0	100.0
Tower Manufacturing Ltd	United Kingdom	100.0	100.0
Xantrex Technology Ltd.	United Kingdom	100.0	-
Yorkshire Switchgear Group Ltd	United Kingdom	100.0	100.0
DIN Elektro Kraft OOO	Russia	100.0	100.0
OOO "TAC"	Russia	100.0	100.0
OOO Lexel Elektromaterialy (SPB)	Russia	100.0	100.0
OOO Merten Russland	Russia	100.0	100.0
OOO RusEl	Russia	100.0	-
OOO Schneider Electric Kaliningrad	Russia	100.0	100.0
OOO UralElektroKontaktor	Russia	100.0	100.0
OOO Wessen	Russia	100.0	-
OOO Wextro	Russia	100.0	-
Schneider Electric Equipment Kazan Ltd	Russia	100.0	-
Schneider Electric Zavod ElectroMonoblock	Russia	75.0	75.0
ZAO Potential	Russia	100.0	-
ZAO Schneider Electric	Russia	100.0	100.0
Schneider Electric Srbija doo	Serbia	100.0	100.0
Schneider Electric Slovakia Spol SRO	Slovakia	100.0	100.0
Schneider Electric d.o.o.	Slovenia	100.0	100.0
AB Crahftere 1	Sweden	100.0	100.0

		% Interest Dec. 31, 2008	% Interest Dec. 31, 2007
AB Wibe	Sweden	100.0	100.0
APC Sweden AB	Sweden	100.0	100.0
Elektriska Aktielbolaget Delta	Sweden	100.0	100.0
ELJO AB	Sweden	-	100.0
Elko AB	Sweden	100.0	100.0
Informations System AB	Sweden	100.0	100.0
JO - EL ELECTRIC AB	Sweden	100.0	100.0
Lexel AB	Sweden	100.0	100.0
Merten Svenska AB	Sweden	-	100.0
MGE System AB	Sweden	100.0	-
Pelco Sweden AB	Sweden	100.0	100.0
Pisara AB	Sweden	100.0	-
ProAxess AB	Sweden	100.0	100.0
Schneider Electric Distribution Center AB	Sweden	100.0	100.0
Schneider Electric Powerline Communications AB	Sweden	100.0	100.0
Schneider Electric Sverige AB	Sweden	100.0	100.0
T.A.C. AB	Sweden	100.0	100.0
T.A.C. Holding AB	Sweden	-	100.0
TAC Svenska AB	Sweden	100.0	100.0
Thorsman & Co AB	Sweden	100.0	100.0
Crouzet AG	Switzerland	100.0	100.0
Elau AG	Switzerland	100.0	100.0
Feller AG	Switzerland	83.7	83.7
Gutor Electronic GmbH	Switzerland	100.0	100.0
MGE UPS Systems AG	Switzerland	100.0	100.0
Sarel AG	Switzerland	97.8	97.8
Schneider Electric Finances	Switzerland	100.0	100.0
Schneider Electric Motion AG	Switzerland	100.0	100.0
Schneider Electric Suisse AG	Switzerland	100.0	100.0
Selectron Systems AG	Switzerland	100.0	100.0
Schneider Electric Ukraine	Ukraine	100.0	100.0
Smart Electric	Ukraine	100.0	100.0
Accounted for by the equity method			
Delta Dore Finance SA (sous-groupe)	France	20.0	20.0
Möre Electric Group A/S	Norway	34.0	34.0

North America

Fully consolidated

Cofimines Overseas Corporation	Canada	100.0	100.0
Inde Electronics Inc.	Canada	99.8	99.8
Juno Lighting Ltd	Canada	100.0	100.0
Power Measurement Ltd	Canada	100.0	100.0
Schneider Canada Inc.	Canada	100.0	100.0
Xantrex Technology Inc.	Canada	100.0	-
APC Mexico, S.A. de C.V.	Mexico	100.0	100.0
Automatismo Crouzet De Mexico, SA de CV	Mexico	100.0	100.0
Custom Sensors & Technologies Mexico S.A de C.V	Mexico	100.0	100.0
Industrias Electronicas Pacifico SA de CV	Mexico	100.0	100.0
MGE Systems Mexico SA de CV	Mexico	100.0	100.0
Ram Tech Manufacturing de Mexico S. de R.L. de C.V.	Mexico	100.0	-
Ram Tech Services de Mexico S. de R.L. de C.V.	Mexico	100.0	-
Schneider Electric Administracion S.A. de C.V.	Mexico	100.0	100.0
Schneider Electric Mexico SA de CV	Mexico	100.0	100.0
Schneider Industrial Tlaxcala SA de CV	Mexico	100.0	100.0
Schneider Mexico SA de CV	Mexico	100.0	100.0
Schneider R&D, S.A. de C.V.	Mexico	100.0	100.0
Schneider Recursos Humanos S.A. de C.V.	Mexico	100.0	100.0
Square D Company Mexico SA de CV	Mexico	100.0	100.0
A.B.L. Electronics Corporation	USA	-	100.0
APC America Inc.	USA	100.0	100.0
APC Corporation	USA	100.0	100.0
APC DC Network Solutions Inc.	USA	-	100.0
APC Holdings Inc.	USA	100.0	100.0
APC Sales & Service Corp.	USA	100.0	100.0
BEI Precisions Systems & Space Co. Inc	USA	100.0	100.0
BEI Sensors & Systems Company, Inc.	USA	100.0	100.0
Berger Lahr Motion Technology Inc.	USA	-	100.0
Citect, Inc	USA	100.0	100.0
Crydom, Inc	USA	100.0	100.0
Custom Sensors & Technologies, Inc	USA	100.0	100.0
EFI Electronics Inc	USA	100.0	100.0

		% interest Dec. 31, 2008	% interest Dec. 31, 2007
Elau Inc.	USA	100.0	100.0
Electrical South Inc	USA	100.0	100.0
Hyde Park Electronics LLC	USA	100.0	100.0
Indy Lighting Inc.	USA	100.0	100.0
Intelligent Motion Systems, Inc.	USA	90.0	-
Juno Lighting Inc.	USA	100.0	100.0
Juno Manufacturing Inc.	USA	100.0	100.0
Kavlico Corp	USA	100.0	100.0
MGE UPS Systems Inc	USA	100.0	100.0
Neovasys Inc	USA	100.0	100.0
Netbotz,Inc	USA	100.0	100.0
Newall Electronics Inc	USA	100.0	100.0
P.H.L. Four, Inc.	USA	80.0	80.0
P.H.L. One, Inc.	USA	80.0	80.0
P.H.L. Three, Inc.	USA	80.0	80.0
Pacsena LP	USA	100.0	-
Palatine Hills Leasing Inc.	USA	80.0	80.0
Pelco, Inc	USA	100.0	100.0
Power Measurement Inc.	USA	100.0	100.0
Schneider Automation Inc.	USA	-	100.0
Schneider Electric Engineering Services, LLC	USA	100.0	100.0
Schneider Electric Holdings Inc.	USA	100.0	100.0
Schneider Electric Relays LLC	USA	100.0	-
Schneider Electric Vermont Ltd	USA	100.0	100.0
SNA Holdings Inc.	USA	100.0	100.0
Square D Company	USA	100.0	100.0
Square D Holdings One, Inc.	USA	100.0	100.0
Square D Investment Company	USA	100.0	100.0
ST Inverter Americas Inc	USA	60.0	60.0
TAC Americas Inc.	USA	100.0	100.0
TAC-Critical Systems, Inc.	USA	100.0	100.0
TAC LLC	USA	100.0	100.0
Veris Industries LLC	USA	100.0	100.0
Xantrex Technology Inc.	USA	100.0	-
Xycom Automation, LLC	USA	100.0	100.0

Asia-Pacific

Fully consolidated

APC Australia Pty Limited	Australia	100.0	100.0
Australian Electrical Supplies Pty Ltd	Australia	100.0	100.0
Citect Corporation Ltd	Australia	100.0	100.0
Citect Pty Ltd	Australia	100.0	100.0
Clipsal Australia Holdings Pty Ltd	Australia	100.0	100.0
Clipsal Australia Pty Ltd	Australia	100.0	100.0
Clipsal Integrated Systems Pty Ltd	Australia	100.0	100.0
Clipsal Pacific Holdings Pty Ltd	Australia	100.0	100.0
Clipsal Technologies Australia Pty Ltd	Australia	100.0	100.0
Efficient Energy Systems Pty Ltd	Australia	100.0	100.0
MGE UPS Systems Australia Pty Ltd	Australia	100.0	100.0
Moduline Holdings	Australia	100.0	100.0
Moduline Pty Ltd	Australia	100.0	100.0
Nu-Lec Industries Pty Ltd	Australia	100.0	100.0
Parkside Laboratories Australia Pty Ltd	Australia	100.0	100.0
PDL Holdings Australia Pty Ltd	Australia	100.0	100.0
PDL Industries Australia Pty Ltd	Australia	100.0	100.0
Pelco Australia Pty. Limited	Australia	100.0	100.0
Power Measurement Ltd	Australia	-	100.0
Proface Australia Pty Ltd	Australia	100.0	100.0
Schneider Electric (Australia) Pty Ltd	Australia	100.0	100.0
Schneider Electric Australia Holdings Pty Ltd	Australia	100.0	100.0
TAC (IBS) Asutralia Pty	Australia	100.0	100.0
TAC Control Systems International Pty Ltd	Australia	100.0	100.0
TAC Pacific (Australia) Pty Ltd	Australia	100.0	100.0
TAC Pacific Pty Ltd	Australia	100.0	100.0
Tarway Pty Ltd	Australia	100.0	100.0
Three Products Pty Ltd	Australia	100.0	100.0
Two Plastics Pty Ltd	Australia	100.0	100.0
APC (Suzhou) Uninterrupted Power Supply Co., Ltd.	China	100.0	100.0
APC (Xiamen) Power Infrastructure Co., Ltd.	China	100.0	100.0
APC International Trade (Shanghai) Co. Ltd.	China	100.0	100.0
Beijing Merlin Great Wall Computer Room Equipment & Engineering	China	75.0	75.0
Citect Controls Systems (Shanghai) Ltd	China	100.0	100.0
Clipsal China Company Limited	China	100.0	100.0

		% Interest Dec. 31, 2008	% Interest Dec. 31, 2007
Clipsal Manufacturing (Huizhou) Ltd	China	100.0	100.0
Custom Sensors & Technologies Asia (Shangai) Ltd	China	100.0	100.0
East Electric System Technology Co. Ltd	China	60.0	60.0
Foshan Gaoming TAC Electronic & Electrical Products Company Ltd	China	100.0	100.0
Foshan Wilco Electrical Trading Co Ltd	China	100.0	100.0
MERTEN Shanghai Electric Technology Co. Ltd	China	100.0	100.0
MGE China Ltd	China	100.0	100.0
MGE Manufacturing Shanghai Co. Ltd	China	100.0	100.0
Proface China International Trading (Shanghaï) Co. Ltd	China	99.9	99.9
Schneider (Beijing) Medium & Low Voltage Co., Ltd	China	95.0	95.0
Schneider (Shaanxi) Baoguang Electrical Apparatus Co. Ltd	China	70.0	70.0
Schneider (Shanghaï) Supply Co. Ltd	China	100.0	100.0
Schneider (Suzhou) Drives Company Ltd	China	90.0	90.0
Schneider (Suzhou) Transformers Co. Ltd	China	100.0	100.0
Schneider Beijing Medium Voltage Co. Ltd	China	95.0	95.0
Schneider Busway (Guangzhou) Ltd	China	95.0	95.0
Schneider Electric (China) Investment Co. Ltd	China	100.0	100.0
Schneider Electric Building Systems (Shangai) Co., Ltd	China	100.0	100.0
Schneider Electric International Trading (Shanghai) Co., Ltd.	China	100.0	100.0
Schneider Electric Low Voltage (Tianjin) Co. Ltd	China	75.0	75.0
Schneider Electric Supply Beijing Co Ltd	China	100.0	100.0
Schneider Electric Devices (Dong Guan) Co.Ltd	China	100.0	100.0
Schneider Fuji Breakers (Dalian) Co. Ltd	China	-	60.0
Schneider Shanghaï Apparatus Parts Manufacturing Co. Ltd	China	100.0	100.0
Schneider Shanghaï Industrial Control Co. Ltd	China	80.0	80.0
Schneider Shanghaï Low Voltage Term. Apparatus	China	75.0	75.0
Schneider Shanghaï Power Distribution Electric Apparatus Co. Ltd	China	80.0	80.0
Schneider Suzhou Enclosure Systems Co Ltd	China	100.0	100.0
Schneider Wingoal (Tianjin) Electric Equipment Co.	China	100.0	100.0
Silcon (qingdao) Power Electronics Co. Ltd.	China	-	100.0
Tianjin Merlin Gerin Co. Ltd	China	75.0	75.0
Wuxi Proface Electronic Co.Ltd	China	99.9	99.9
APC Korea Corporation	South Korea	100.0	100.0
Clipsal Korea Co. Ltd	South Korea	100.0	100.0
MGE UPS Systems Korea Co. Ltd	South Korea	100.0	100.0
Pro Face Korea Co. Ltd	South Korea	99.9	99.9
Samwha EOCR Co. Ltd	South Korea	100.0	100.0
Schneider Electric Korea Ltd	South Korea	100.0	100.0
APC Hong Kong Limited	Hong Kong	100.0	100.0
Clipsal Asia Holdings Limited	Hong Kong	100.0	100.0
Clipsal Asia Limited	Hong Kong	100.0	100.0
Clipsal Electrical Limited	Hong Kong	100.0	100.0
Clipsal Hong Kong Limited	Hong Kong	100.0	100.0
Clipsal Industries HK Ltd	Hong Kong	100.0	100.0
Clipsal Integrated Systems (HK) Limited	Hong Kong	100.0	100.0
Custom Sensors & Technologies Asia (Hong Kong) Limited	Hong Kong	100.0	100.0
CVH Industries Ltd	Hong Kong	100.0	100.0
Full Excel (Hong Kong) Ltd	Hong Kong	100.0	100.0
GET Asia Limited	Hong Kong	100.0	100.0
GET Santai Limited	Hong Kong	100.0	100.0
Invensys Building System Hong Kong Ltd	Hong Kong	100.0	100.0
Jansweet Ltd	Hong Kong	100.0	100.0
Linkpoint Investments Ltd	Hong Kong	-	100.0
MGE China / Hong Kong Ltd	Hong Kong	100.0	100.0
Schneider Busway Limited	Hong Kong	100.0	100.0
Schneider Electric (Hong Kong) Ltd	Hong Kong	100.0	100.0
Schneider Electric Asia Pacific Limited	Hong Kong	100.0	100.0
TAC Pacific (Hong Kong) Ltd	Hong Kong	100.0	100.0
APC India Private Limited	India	100.0	100.0
CST Sensors India Private Limited	India	100.0	-
LK India Private Ltd	India	100.0	100.0
MGE UPS SYSTEMS INDIA PVT. LTD	India	100.0	100.0
Schneider Electric India Private Ltd	India	100.0	100.0
PT Bowden Industries Indonesia	Indonesia	100.0	100.0
PT Clipsal Manufacturing Jakarta	Indonesia	100.0	100.0
PT Mega Gelar Elektronil Ometraco	Indonesia	100.0	100.0
PT Merten Intec Indonesia	Indonesia	100.0	100.0
PT Schneider Electric Indonesia	Indonesia	100.0	100.0
PT Schneider Electric Manufacturing Batam	Indonesia	100.0	100.0
APC Japan, Inc.	Japan	100.0	100.0
Arrow Co., Ltd	Japan	100.0	-
Digital Electronics Corporation	Japan	99.9	99.9
Schneider Electric Japan Holdings Ltd	Japan	100.0	100.0
Schneider Electric Japan Ltd	Japan	-	100.0

		% interest Dec. 31, 2008	% interest Dec. 31, 2007
Toshiba Schneider Inverter Corp.	Japan	60.0	60.0
Clipsal (Malaysia) Sdn Bhd	Malaysia	100.0	100.0
Clipsal Integrated Systems (M) Sdn Bhd	Malaysia	100.0	100.0
Clipsal Manufacturing (M) Sdn Bhd	Malaysia	100.0	100.0
DESEA SDN. BHD.	Malaysia	100.0	100.0
Gutor Electronic Asia Pacific Sdn Bhd	Malaysia	100.0	100.0
Huge Eastern Sdn Bhd	Malaysia	100.0	100.0
KSLA Energy & Power Solutions (M) Sdn Bhd	Malaysia	100.0	100.0
MGE UPS Systems Malaysia SDN BHD	Malaysia	100.0	100.0
PDL Electric (M) Sdn Bhd	Malaysia	100.0	100.0
PDL Electronics (Malaysia) Sdn Bhd	Malaysia	100.0	100.0
PDL Industries (Asia) Sdn Bhd	Malaysia	100.0	100.0
PDL Switchgear (Asia) Sdn Bhd	Malaysia	100.0	100.0
Schneider Electric (Malaysia) Sdn Bhd	Malaysia	30.0	30.0
Schneider Electric Industries (M) Sdn Bhd	Malaysia	100.0	100.0
Citect NZ 2005 Ltd	New-Zealand	100.0	100.0
Clipsal Industries (NZ) Ltd	New-Zealand	-	100.0
Schneider Electric (NZ) Limited	New-Zealand	100.0	100.0
American Power Conversion Land Holdings Inc.	Philippines	100.0	100.0
American Power Conversion, Inc	Philippines	100.0	100.0
Clipsal Philippines	Philippines	100.0	100.0
MGE UPS Philippines Inc.	Philippines	100.0	100.0
Schneider Electric (Philippines) Inc.	Philippines	100.0	100.0
APC Singapore Pte Ltd	Singapore	100.0	100.0
Citect Pte	Singapore	100.0	100.0
Clipsal International PTE Ltd	Singapore	100.0	100.0
Clipsal Singapore Technology Pte Ltd	Singapore	100.0	100.0
Invensys Building Systems Pte Ltd	Singapore	100.0	100.0
KSLA Energy & Power Solution Pte Ltd	Singapore	100.0	100.0
Merten Asia Pte Ltd	Singapore	100.0	100.0
MGE Asia Pte Ltd	Singapore	100.0	100.0
MGE Logistics South East Asia pacific Pte Ltd	Singapore	100.0	100.0
PDL Electric (S) Pte Ltd	Singapore	100.0	100.0
Pelco Asia Pacific PTE Ltd	Singapore	100.0	100.0
Schneider Electric Export Services	Singapore	100.0	100.0
Schneider Electric Industrial Development Singapore Pte Ltd	Singapore	100.0	100.0
Schneider Electric ISC Pte. Ltd.	Singapore	100.0	100.0
Schneider Electric Logistics Asia Pte Ltd	Singapore	100.0	100.0
Schneider Electric Overseas Asia Pte Ltd	Singapore	100.0	100.0
Schneider Electric Services Singapore Pte Ltd	Singapore	100.0	100.0
Schneider Electric Singapore Pte Ltd	Singapore	100.0	100.0
Schneider Electric South East Asia (HQ) Pte Ltd	Singapore	100.0	100.0
TAC Control Asia Pte Ltd	Singapore	100.0	100.0
TAC Controls Pte Ltd	Singapore	100.0	100.0
Schneider Electric Lanka (Private) Limited	Sri Lanka	100.0	100.0
Clipsal (Taiwan) Co., Ltd	Taïwan	82.0	82.0
Pro Face Taïwan Co. Ltd	Taïwan	99.9	99.9
Schneider Electric Taïwan Co Ltd	Taïwan	100.0	100.0
Clipsal (Thailand) Co. Ltd	Thailand	95.1	95.1
MGE UPS Systems S.A. (Thailand) Co. Ltd	Thailand	100.0	100.0
Pinnacle Supplier Company Limited	Thailand	100.0	100.0
Pro Face South East Asia Pacific Co. Ltd	Thailand	99.9	99.9
Schneider (Thaïland) Ltd	Thailand	100.0	100.0
Square D Company (Thailand) Ltd	Thailand	100.0	100.0
Clipsal Vietnam Co. Ltd	Vietnam	100.0	100.0
Schneider Electric Vietnam Co. Ltd	Vietnam	100.0	100.0
Accounted for by the equity method			
Delixi Electric Ltd	China	50.0	50.0
Fuji Electric FA Components & Systems Co., LTD.	Japan	37.0	-
Schneider Electric Engineering Ltd	Japan	40.0	40.0
Shanghai Electric Xantrex Power Electronics Co. Ltd.	China	49.0	-
Rest of the world			
Fully consolidated			
Alight Investment Holding Pty Ltd	South Africa	100.0	100.0
Citect (PTY) Ltd	South Africa	100.0	100.0
Clipsal Industries Pty Ltd	South Africa	100.0	100.0
Clipsal Manufacturing (Pty) Ltd	South Africa	100.0	100.0
Clipsal South Africa (Pty) Ltd	South Africa	100.0	100.0
Clispal Electronics Systems (Pty) Ltd	South Africa	100.0	100.0
Hoist-Tec (Pty) Ltd	South Africa	100.0	100.0

		% interest Dec. 31, 2008	% interest Dec. 31, 2007
Merlin Gerin SA (Pty) Ltd	South Africa	60.0	60.0
MGE UPS Systems (SA) Pty Ltd	South Africa	100.0	100.0
Nu-Lec Africa (Pty) Ltd	South Africa	49.0	49.0
Pelco Video Security South Africa Ltd	South Africa	100.0	100.0
RBF Technology (Pty) Ltd.	South Africa	74.0	-
Schneider Electric South Africa Pty Ltd	South Africa	100.0	100.0
Valortrade 27 (Pty) Ltd	South Africa	52.0	52.0
Schneider Electric Algeria	Algeria	100.0	100.0
EPS Ltd	Saudi Arabia	51.0	51.0
MGE UPS Systems Argentina S.A	Argentina	100.0	100.0
Schneider Electric Argentina	Argentina	100.0	100.0
Clipsal Middle East	Bahrain	80.0	60.0
Xantrex Holding Ltd.	Barbados	100.0	-
Xantrex International Partnership	Barbados	100.0	-
Xantrex International SRL	Barbados	100.0	-
Palatine Ridge Insurance Company Ltd	Bermuda	100.0	100.0
Standard Holdings Ltd	Bermuda	100.0	100.0
APC Brasil Ltda.	Brazil	100.0	100.0
Atos Automacao Industrial Ltda	Brazil	-	100.0
CDI Power - Sistemas De Automacao Ltda	Brazil	100.0	100.0
CST Latino America Comercio E Representacao de Produtos Electricos E Elestronicos Ltda	Brazil	99.8	99.8
MGE UPS Systems Do Brasil Ltda	Brazil	100.0	100.0
Ram Do Brasil, Ltda	Brazil	100.0	-
Schneider Electric Brasil LTDA	Brazil	100.0	100.0
Inversiones Schneider Electric Uno Limitada	Chile	100.0	-
Marisio SA	Chile	100.0	-
Schneider Electric Chile SA	Chile	100.0	100.0
Schneider de Colombia SA	Colombia	80.0	80.0
Schneider Centroamerica SA	Costa Rica	100.0	100.0
Schneider Electric Distribution Company	Egypt	87.4	87.4
Schneider Electric Egypt SA	Egypt	91.0	91.0
Clipsal Middle East FZC	United Arab Emirates	80.0	60.0
Clipsal Middle East FZCO	United Arab Emirates	100.0	100.0
Delan Electric Fze	United Arab Emirates	100.0	-
Schneider Electric FZE	United Arab Emirates	100.0	100.0
Schneider Electric RAK FZE	United Arab Emirates	100.0	-
Xantrex Technology (BVI) Inc.	Virgin Islands	100.0	-
Schneider Electric Industries Iran	Iran	89.0	89.0
Telemecanique Iran	Iran	100.0	100.0
Schneider Electric LLP	Kazakhstan	100.0	100.0
Schneider Electric East Mediterranean SAL	Lebanon	96.0	96.0
Crouzet SA	Morocco	100.0	100.0
Delixi Maroc	Morocco	100.0	-
MGE UPS Maroc SA	Morocco	100.0	100.0
Schneider Electric Maroc	Morocco	100.0	100.0
Delixi Nigeria	Nigeria	100.0	-
Schneider Electric Nigeria	Nigeria	100.0	100.0
Schneider Electric Peru SA	Peru	100.0	100.0
Metesan Elektric Malzemeleri Ticaret Ve Pazarlama A.S	Turkey	100.0	100.0
Metesan Lexel Elektrik Malzemeleri Sanayi Ve Ticaret AS	Turkey	-	100.0
MGE UPS Systems Bilgisayar Sistemleri Ticaret A.S	Turkey	100.0	100.0
Profiluks Plastik ve Elektrik San. Tic. A.S	Turkey	100.0	-
Schneider Elektrik Sanayi Ve Ticaret A.S.	Turkey	100.0	100.0
APC Uruguay S.A.	Uruguay	100.0	100.0
Schneider Electric Venezuela SA	Venezuela	91.9	91.9

Consolidated financial statements

Business and Statement of Income highlights

Changes in the scope of consolidation

The dates below correspond to the dates on which the Group gained control of the acquired companies.
On January 11, 2008, the Group completed the acquisition of US-based IMS, a company that designs and manufactures integrated motor and drive products. In 2007, IMS generated revenue of around $20 million.
On February 1, 2008, the Group acquired Arrow in Japan, a world leading manufacturer of signaling products (indicating banks, sirens and rotating lights) with 2007 revenue of around €15 million.
On April 13, 2008 Schneider Electric acquired ECP Tech Services (ECP), a US-based company that is a provider of power system testing, maintenance and commissioning services to industrial, utility and commercial customers. ECP reported revenue of around $36 million in 2007.
On May 7, 2008, the Group acquired Marisio, a Chilean company with 2007 revenue of €11 million that manufacturers and markets installation systems and control components.
On June 15, 2008, Schneider Electric acquired Wessen, a leading Russian manufacturer of wiring accessories, primarily switches and sockets with 2007 revenue of nearly €24 million.
On August 12, 2008, Schneider Electric acquired RAM Industries, a US manufacturer of control solutions for OEMs with 750 employees worldwide.
On September 29, 2008, the Group completed the acquisition of Canada-based Xantrex, a world leader in inverters for solar and wind power systems, for $412 million after disposal by Xantrex of its programmable power business..
These companies have been fully consolidated from their respective acquisition dates.

On September 30, 2008, Schneider Electric contributed its electrical distribution and industrial control operations in Japan and €60 million in cash to its new Fuji Electric FA Components & Systems joint venture with Fuji Electric, for a stake of 37%. For its part, Fuji Electric contributed its electrical distribution and industrial control operations in Japan and other Asian countries to the joint venture. Fuji Electric FA Components & Systems is accounted for by the equity method.

The following companies acquired in 2007 and consolidated over the full year in 2008 had an impact on the scope of consolidation in relation to 2007:

- American Power Conversion (APC), consolidated as from February 15, 2007,
- Ritto, consolidated as from July 16, 2007,
- Atos, Grant and Yamas, consolidated as from August 1, 2007,
- Pelco, consolidated as from October 16, 2007.

The divestment of MGE Office Protection Systems (less than 10kVA) to Eaton Corp. on October 31, 2007 also had an impact on the scope of consolidation in 2008.
Together, these changes in scope of consolidation added €538 million, or 3.1%, to revenue and €45 million, or 1.8%, to EBITA[1] for the year.

Exchange rate changes

Changes in the euro exchange rate had a significant impact in 2008, reducing consolidated revenue by €623 million and EBITA by €89 million (translation effect only). However, exchange rate changes had no impact on EBITA margin rate.

Revenue

Consolidated revenue totaled €18,311 million for the year ended December 31, 2008, up 5.8% on a current structure and currency basis from the year before.

[1]) The Group measures operating performance on the basis of EBITA (Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles).

Organic growth accounted for 6.6%, acquisitions net of disposals 3.1% and the currency effect a negative 3.9%.

Breakdown by region

Revenue from Europe increased 3.3% to €8,101 million on a reported basis. On a constant structure and currency basis, the increase came to 6.0%.
Revenue from Europe was boosted by sharply higher demand for data center and energy efficiency solutions. Growth was led by services and projects, while product sales contracted in most countries in the second half. In Western Europe, the downturn in residential markets dampened growth, as expected, in Spain, the United Kingdom and Scandinavia. Revenue from Russia was up by more than 15%, despite a sharp loss of momentum at the end of the year.

In North America, revenue totaled €5,053 million, an increase of 5.9% including 1.5% organic growth. The region's performance was weakened by the 14% fall in CST revenue over the year, while revenue from data center solutions was up slightly on 2007. Canada and Mexico reported close to double-digit growth and demand for projects and services remained strong across the region.

Revenue from the Asia-Pacific region totaled €3,395 million, up 5.0% on a current basis and 9.6% on a constant structure and currency basis. Revenue grew by over 15% in China and over 10% in Australia and India, despite the slowdown observed from the end of the third quarter.

Revenue from the Rest of the World rose 20.7% on a current basis, to €1,762 million, and 19.2% on a constant basis. Business remained strong in every region, notably in the Middle East and Africa, thanks to the vibrant trend in oil and gas, as well as in construction and infrastructure.

Breakdown by business

Electrical Distribution generated revenue of €10,343 million, or 57% of the consolidated total. This represents an increase of 4.8% on a current basis and 7.9% like-for-like.
Automation & Control revenue rose 7.6% on a reported basis to €5,313 million. Like-for-like growth came to 3.3%.
Revenue from Critical Power and Cooling Services totaled €2,655 million, up 6.1% on a current basis and 7.8% on a constant basis.

EBITA and operating profit

EBITA (Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles) rose a reported 7.5% to €2,754 million from €2,562 million in 2007. On a constant structure and currency basis, the increase came to 9.3%. Operating margin widened 0.2 points over the year to 15.0% from 14.8%.
In 2008, operating profit (EBIT) included a €174 million charge for amortization and impairment of purchase accounting intangibles, compared with €79 million in the year-earlier period. The increase was primarily attributable to a €70 million impairment loss on assets allocated to the CST cash-generating unit, and to the amortization of purchase accounting intangibles recognized on business combinations carried out in the past two years (APC, Pelco, EPC and Xantrex).
The €255 million increase in raw material and manufacturing labor costs over the year was amply offset by higher selling prices (impact of €375 million) and productivity gains in manufacturing operations (impact of €331 million). Changes in exchange rates, higher support function costs and product mix reflecting strong growth of lower margin activities had negative impacts of €159 million, €199 million, and €145 million, respectively.
Operating profit included €173 million in non-recurring impairment losses (€9 million) and restructuring costs (€164 million). Restructuring costs primarily stemmed from ongoing reorganization in Europe, for €102 million, North America, for €14 million, and Asia-Pacific, for €14 million, as well as the integration of Pelco, for €13 million. In 2007, non-recurring impairment losses and restructuring costs totaled €138 million.
Other operating income and expense also included a capital gain of €15 million on the assets transferred to the new Fuji Electric FA Components & Systems joint venture in Japan and €11 million received in settlement of a dispute with Panasonic.
In 2008, capitalization of development costs had a positive net impact on operating profit of €134 million, up from €89 million in 2007.

EBITA margin by region

The ratio of EBITA to revenue does not include general management and corporate function expenses that cannot be allocated to a particular segment.
In Europe, the EBITA margin came to 17.4%, up by 0.2 point compared to 2007.
North America reported an EBITA margin of 16.3% in 2008, slightly narrowing by 0.2 point compared to 2007.
EBITA margin in the Asia-Pacific region strongly increased by 2.3 points to end the year at 15.9%.
EBITA margin in the Rest of the World came to 16.5% in 2008, increasing by 0.6 point.

EBITA margin by business

EBITA margin in the Electrical Distribution business rose by 0.5 points to 18.6%.
The Automation & Controls business achieved an EBITA margin of 14.5% in 2008, up by 0.3 point from 2007.
In Critical Power & Cooling Services, the EBITA margin strongly increased by 1.5 points to 14.2%, including MGE UPS's small systems business until October 31, 2007.

Finance costs and other financial income and expense, net

Finance costs and other financial income and expense, net represented a net expense of €314 million compared with a €266 million net expense in 2007.
Net finance costs amounted to €246 million, virtually unchanged from the €247 million recorded in 2007. Net finance costs are stated after deducting interest income of €25 million corresponding to interest on a tax receivable.
Changes in exchange rates after hedging added €87 million to financial expense in 2008 compared with €21 million in 2007, reflecting the exceptional volatility of exchange rates in the last months of the year and the reimbursement of long-term internal financing, which had a non-recurring negative impact of €13 million.
Changes in the fair value of financial instruments did not have any impact on this item in 2008.

Income tax

The effective tax rate stood at 24.5% compared with 27.1% in 2007.

Share of profit/(losses) of associates

The Group's share of profits of associates came to €12 million in 2008 versus €4 million the year before, thanks to the contribution from Delixi Electric, which was accounted for by the equity method from November 1, 2007.

Minority interests

Minority interests totaled €41 million in 2008. Minority interests mainly correspond to the share of profit attributable to minority shareholders of Feller, STIE and a number of Chinese companies.

Profit attributable to equity holders of the parent

Profit attributable to equity holders of the parent grew 6.3% to €1,682 million.

Earnings per share

The 3.5% increase to €7.02 from €6.78 reflects growth in profit for the period, partially offset by dilution from the employee share issue.

Change in financial situation

Balance sheet and cash flow statement items

Total assets stood at €24,807 million at December 31, 2008, up 7% from the previous year-end. Non current assets amounted to €16,029 million and represented 65% of total assets.

Goodwill

Goodwill rose by €401 million over the period to €8,542 million, or 34% of total assets.
Acquisitions in 2008 added €415 million.
An impairment test on CST led to a €53 million write-down of the related goodwill at December 31, 2008.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets came to €5,961 million, or 24% of total assets, up 7% from end-2007.

- **Intangible assets**

Trademarks rose by €84 million over the year to €2,331 million. The currency effect had a positive impact of €74 million and the acquisition of the Xantrex trademark added €26 million, while the recognition of an impairment loss on a CST trademark had a negative impact of €11 million.
Gross capitalized development costs totaled €637 million (€477 million net), reflecting the capitalization of costs related to current projects in an amount of €195 million.
Other intangible assets, net, consisting primarily of customer lists recognized on business combinations, software and patents, rose by €72 million over the year. Year-on-year changes included the recognition of Xantrex customer lists (€70 million), capitalization of SAP system development costs (€39 million), amortization and impairment expense (€114 million) and translation adjustments (€51 million).

- **Property, plant and equipment**

Property, plant and equipment came to €1,970 million versus €1,856 million the year before. Acquisitions added €435 million, while depreciation reduced the total by €330 million.

Investments in associates

Investments in associates rose by €109 million to €281 million. This includes €84 million from the creation of 37%-owned Fuji Electric FA Components & Systems on September 30, 2008.

Non-current financial assets

Non-current financial assets, primarily equity instruments quoted in an active market and loans and receivables related to investments, totaled €313 million at December 31, 2008, on a par with €447 million at end-2007. This decrease in 2008 was mainly due to a €113 million decline in the fair value of AXA shares.

Cash and net debt

Net cash provided by operating activities before changes in operating assets and liabilities rose 13.0% to €2,500 million, representing 13.7% of revenue.
Changes in operating working capital represented a negative €72 million, reflecting well-managed business growth over the year. Working capital to revenue declined by 1.0 point to 20.8%.
In all, net cash provided by operating activities totaled €2,428 million, up 16.1% from €2,090 million in 2007.
Net capital expenditure, which includes capitalized development projects, represented an outlay of €693 million, or 3.8% of revenue, compared with €560 million in 2007.

Acquisitions used a total of €598 million, net of the cash acquired.

The sale of treasury stock on exercise of stock options represented a net outflow of €70 million compared with a net inflow of €15 million in 2007 related to disposals. Dividends paid totalled €832 million, of which €36 million to minority interests.

At December 31, 2008, net debt totaled €4,553 million or 41.2% of equity attributable to equity holders of the parent. This represents a decrease of €383 million from the year before.

The Group ended the period with cash and cash equivalents of €1,652 million, of which €642 million in cash, €997 million in cash equivalents and €13 million in short-term instruments such as commercial paper, money market mutual funds and equivalents.
Total current and non-current financial liabilities amounted to €6,205 million. Of this, bonds represented €3,477 million, bank loans €1,318 million and drawdowns on lines of credit €752 million. Three new bond issues, in an aggregate amount of €305 million, were launched in 2008 and €750 million worth of bonds were redeemed.

Equity

Equity attributable to equity holders of the parent came to €10,906 million, or 44% of the balance sheet total. The €721 million increase over the year was the net result of the following:

- Payment of the 2007 dividend, in an amount of €796 million.
- Profit for the year of €1,682 million.
- The employee share issue, which increased equity by €134 million.
- Changes in treasury stock, which reduced equity by €70 million.
- The recognition of a €152 million tax receivable.
- Fair value adjustments to hedging instruments and available-for-sale financial assets, which reduced equity by €147 million.
- Changes in actuarial gains and losses on employee benefit obligations, which reduced equity by €271 million.

Minority interests rose by €16 million to €145 million, reflecting the €41 million of minority interests in profit for the period and translation adjustments of €10 million, partially offset by dividend payments of €36 million.

Provisions for contingencies

Current and non-current provisions totaled €2,303 million, or 9% of the balance sheet total. Of this, €538 million covered items that are expected to be paid out in less than one year.
This item primarily comprises provisions for pensions and healthcare costs in an amount of €1,463 million. The €499 million increase over the period corresponds to changes in actuarial assumptions (€436 million) and translation adjustments (€24 million).
Other provisions totaled €839 million at December 31, 2008. These provisions cover product risks (warranties, disputes over identified defective products), for €207 million, economic risks (tax risks, financial risks generally corresponding to seller's warranties), for €324 million, customer risks (customer disputes and losses on long-term contracts), for €28 million, and restructuring, for €132 million.
The year's acquisitions added €24 million to provisions in the balance sheet.

Deferred taxes

Deferred tax assets came to €932 million, reflecting unused tax losses, in an amount of €282 million, future tax savings on provisions for pensions, in an amount of €486 million, and non-deductible provisions and accruals in an amount of €164 million.
Deferred tax liabilities totaled €888 million and primarily comprised deferred taxes recognized on trademarks, customer lists and patents acquired in connection with business combinations.
The €266 million change over the year stemmed primarily from a €183 million increase in provisions for pensions and the use of €56 million in tax loss carryforwards.

Parent company financial statements

Schneider Electric SA posted total portfolio revenues of €952 million in 2008 compared with €21 million the previous year. Schneider Electric Industries SAS, the main subsidiary, paid dividends of €902 million in 2008 compared with zero in 2007. Interest income amounted to €431 million versus €403 million the year before. Profit before tax came to €1,080 million versus €134 million in 2007.
Net profit stood at €1,148 million versus €227 million in 2007.

Equity before appropriation of net profit amounted to €8,613 million at December 31, 2008 versus €8,120 million at the previous year-end, after taking into account 2008 profit, dividend payments of €796 million, and share issues in an amount of €141 million.

Subsidiaries

Schneider Electric Industries SAS

Revenue totaled €3.5 billion versus €3.3 billion in 2007.
Operating profit increased to €124 million from €87 million in 2007.
Net profit came to €550 million compared with €443 million in 2007.

Cofibel

Cofibel's portfolio consists entirely of Schneider Electric SA shares.
Profit before tax came to €5.2 million compared with €5.4 million in 2007.
Cofibel posted an after-tax profit of €5.2 million, compared with an after-tax loss of €2.5 million in 2007.

Cofimines

Profit before tax came to €2.5 million compared with €2.0 million in 2007.
After taking into account corporate income tax, net profit stood at €1.6 million versus €1.8 million in 2007.

Compensation and benefits paid to corporate officers

Details on compensation and benefits paid to corporate officers are provided in paragraph 9 of chapter 2 Corporate Governance.

OUTLOOK FOR 2009

Launch of ONE company program

The purpose of the new company program 2009-2011 is to set the potential EBITA margin between 13% and 16% in an ordinary course of business, as well as setting the potential growth equivalent the world's GDP plus 3 points, also on an ordinary course of business.

Outlook for 2009

Because of the lack of visibility stemming from the global economic crisis, it is difficult to provide an estimate for organic growth in 2009. Our various scenarios point to negative organic growth of between five and fifteen percent, with a minimum EBITA margin in the worst case scenario of 12% before restructuring costs thanks to stepped-up reductions in support function costs. Conservative cash management should allow the Group to achieve a free cash flow to net profit ratio of 100%.

MAZARS

Tour Exaltis

61, rue Henri-Regnault

92400 Courbevoie

S.A. au capital de € 8.320.000

Commissaire aux Comptes

Membre de la compagnie

régionale de Versailles

ERNST & YOUNG et Autres

41, rue Ybry

92576 Neuilly-sur-Seine Cedex

S.A.S. à capital variable

Commissaire aux Comptes

Membre de la compagnie

régionale de Versailles

Schneider Electric S.A.

Year ended December 31, 2008

(This is a free translation into English of the statutory auditors' report issued in French language and is provided solely for the convenience of English-speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside the consolidated financial statements. This report also includes information relating to the specific verification of information in the group management report.
This report, should be read in conjunction with and is construed in accordance with French law and professional auditing standards applicable in France.)

Statutory Auditors' Report on the consolidated financial statements

To the Shareholders,

In compliance with the assignment entrusted to us by your annual shareholders' meeting, we hereby report to you, for the year ended December 31, 2008, on:

- the audit of the accompanying consolidated financial statements of Schneider Electric S.A.;
- the justification of our assessments;
- the specific verification required by French law.

These consolidated financial statements have been approved by the executive board. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, by audit sampling and other selective testing procedures, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used, the significant estimates made by management and the overall financial statements presentation. We believe that the evidence we have gathered in order to form our opinion is adequate and relevant.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group in accordance with the accounting rules and principles applicable under IFRS, as adopted by the EU.

II. Justification of assessments

In accordance with the requirements of article L. 823-9 of French commercial code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- Note 1.8 to the consolidated financial statements explains the method for recognizing research and development costs and describes the criteria under which development costs may be capitalized. We reviewed the data and assumptions used to identify development costs that qualify for capitalization, as well as the group's calculations, and obtained assurance that adequate disclosure is made in the notes to the consolidated financial statements.

- As explained in notes 1.10 and 25 to the consolidated financial statements, intangible assets and goodwill are tested for impairment at least once a year and when factors exist indicating that the related assets may have suffered a loss of value. We reviewed, on a test basis, the indicators of a loss of value and the other information evidencing the absence of any loss of value other than those indicated in note 25. We reviewed the data, assumptions used, and calculations made, and obtained assurance that adequate disclosure is made in the notes to the consolidated financial statements.

- As indicated in notes 1.15 and 11.3 to the consolidated financial statements, future tax benefits arising from the utilization of tax loss carry forwards are recognized only when they can reasonably be expected to be realized. We obtained assurance about the reasonableness of the assumptions used to produce the estimate of future taxable income used to support assessments of the recoverability of these deferred tax assets.

- Notes 1.18 and 14 describe the method for valuing pensions and other post-employment obligations. Actuarial valuations were performed for these commitments. We reviewed the data, assumptions used, and calculations made, and obtained assurance that adequate disclosure is made in the notes to the consolidated financial statements.

- Note 24 ("Other operating income / expenses") states the amount of restructuring costs recorded in 2008. We verified that, based on currently available information, these costs concern restructuring measures initiated or announced before December 31, 2008, for which provisions have been recorded based on an estimate of the costs to be incurred. We also reviewed the data and assumptions used by the group to make these estimates.

These assessments were made as part of our audit of the consolidated financial statements taken as a whole and, therefore, served in forming our audit opinion expressed in the first part of this report.

III. Specific verification

We have also verified the information given in the group management report as required by French law.

We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Courbevoie and Neuilly-sur-Seine, February 18, 2009

The Statutory Auditors
French original signed by

MAZARS	ERNST & YOUNG et Autres
Pierre Sardet	Pierre Jouanne

Annex 2

Full-year 2008 Results

February 19, 2009

Schneider Electric

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Overview

Schneider Electric is the global specialist in energy management

Energy production	Energy Management	Energy Usage
Thermal Nuclear Genset Hydro Solar Wind	Making energy: Safe Reliable Efficient Productive Green	Appliances HVAC Lifts Motors Machines Conveyors IT servers

We help our customers achieve more while using less of our common planet

Our businesses address 72% of the world's energy consumption


31%
Industry & Infrastructure
>2%
Data centres & networks
18%
Buildings
21%
Residential
28%
Transportation

We have the most comprehensive and integrated portfolio in energy management



Energy & Infrastructure
Industry
Data centres & networks
Buildings
Residential
Reliable
Safe
Efficient
Productive
Green
critical power & cooling
low & medium voltage power
industrial automation & control
building automation & security
installation systems & control
(wiring devices + home automation)
renewable energy solutions
solutions & energy efficiency
Historical presence
New businesses

We have leading world market positions

	Low & medium voltage	Installation Systems & Control	Critical power & cooling services	Industrial automation & control	Building automation & security	Renewable
n°1	Schneider Electric	Legrand	Schneider Electric	Siemens	Honeywell	SMA
n°2	ABB	Schneider Electric	Emerson	Schneider Electric Rockwell	Siemens	Fronius
n°3	Siemens	Panasonic	Eaton		JCI	Schneider Electric
n°4				Mitsubishi	Schneider Electric	

Leader in Energy Efficiency

We are a socially responsible company committed to sustainable development

The Planet & Society barometer to measure our improvements

A composite Barometer of 4 criteria and 10 indicators for:
- Environment
- People
- Community
- Governance

Our performance

In Sep 2008: 7.9/10
vs. 3.6/10 in 2004

A recognised performance

We are in the main Socially Responsible Investment (SRI) indexes
- ASPI: Advance Sustainable Performance Indices Eurozone listing
- Dow Jones Sustainability World, DJ Stoxx Sustainability (Europe)
- Ethibel Sustainability Index: Excellence Europe and Excellence Global

new^2: a successful transformation (2005-2008)

We have transformed our company

	2004	2008
Size	x2	
New businesses	36%	~ 50% + Solutions capability
Global footprint		
% of production costs in new economies	18%	41%
No. of employees in new economies	26,500	46,500
Productivity	+4.4% p.a.	

Our footprint is now global and diversified

North America
€ 27%
28,000

Europe
€ 44%
48,000

- Presence in more than **100** countries
- More balanced exposure by region
- New economies sales **x2.2** since 2004

Rest of the world
€ 10%
9,000

Asia-Pacific
€ 19%
29,000

We built on our attractive product offers to accelerate our solution business


Schneider Electric solutions offer
€5.7bn[1] orders, ~30%[1] of group
Product
Package
Independent system
Integrated system
End-user need:
Multi-function
Process/system performance
Business Performance
Energy Efficiency as a key feature

[1] Figures in 2008

We have a strong track record in driving operational efficiency

Productivity



Gross industrial productivity
Production labour inflation & other
-64
+304
-64
+307
-83
+295
-106
+331
+920
2005
2006
2007
2008
Total

Gross industrial productivity: **4.4%** of product COGS on average

€920m of **savings** net of labour inflation or **5pts margin gain**

Support function costs



27.5%
24.7%
2004
2008
as a % of sales

Support Function Costs as % of sales **down ~3pts**, despite…

… investments in growth:

	2004	2008
new businesses % share	**36%**	**~50%**
new economies % share	**27%**	**32%**

Our cost structure is flexible and rebalanced

- **58%** of manufacturing headcount in low cost countries
- **41%** of COGS in low cost countries
- **61%** of COGS outsourced and up to 70% variable



2004
2008
Low-cost countries 39%
61%
42%
Low-cost countries 58%
Low-cost countries 18%
82%
59%
Low-cost countries 41%
46%
Purchasing 54%
39%
Purchasing 61%

We have met all new[2] financial targets

Organic growth



~10% average
per annum
Target[1]: ≥6%
per annum
2005-2008

EBITA margin



12.4%
15.0%
Target[1]:
13%-15%
2004[2]
2008

ROCE



9.3%
Up 2.7pts
12.0%
Target[1]:
Up 2pts
2006
proforma incl. APC

Cash generation

(Free cash flow in €m & as % of sales)



8.4%
9.5%
855m
x2
1,735m
2004
2008

1 Targets upgraded in Feb. 2007. Initial targets issued in Jan. 2005 were >5% | 12.5%-14.5% | up 2 to 4pts vs. 2004

2 EBIT margin

Finance presentation

New economies and new businesses driving 2008 organic growth

Sales organic growth by region

	2008
Europe	+6.0%
North America	+1.5%
Asia-Pacific	+9.6%
Rest of the World	+19.2%
Group	+6.6%
New economies[1]	*+14%*

Sales organic growth by business

	2008
Critical Power[2]	+7%
Building Automation	+12%
Ultra Terminal	+1%
Services	+20%

1 Asia (excluding Japan), Africa and Middle East, Latin America and Mexico, Eastern Europe (incl. Russia)

2 This figure indicates the sales performance of the Critical Power & Cooling Services "business unit" on a proforma basis (excluding MGE Small Systems in 2007 and excluding Gutor in 2008)

EBITA margin at the new[2] target of 15.0%, EPS reaching 7.0 euros

In m€	FY 2007	FY 2008	Change
Sales	17,309	18,311	+5.8%
Organic growth			*+6.6%*
EBITDA	3,114	3,331	+7.0%
Margin %	*18.0%*	*18.2%*	*+0.2pt*
EBITA[1] before restructuring	2,660	2,918	+9.7%
Margin %	*15.4%*	*15.9%*	*+0.6pt*
Restructuring costs	(98)	(164)	
EBITA[1]	2,562	2,754	+7.5%
Margin %	*14.8%*	*15.0%*	*+0.2pt*
Net financial expense	(266)	(314)	
Income tax	(600)	(555)	
Net income	1,583	1,682	+6.3%
Earnings per share	*6.78*	*7.02*	*+3.5%*

[1] Before amortization and impairment of purchase accounting intangibles of €174m in 2008 (€79m in 2007), of which €70m impairment related to Customized Sensors business unit

Solid organic growth in EBITA driven by price and productivity



Analysis of change in EBITA (in €m)
2,562
2007
+244
Volume
-145
Mix
+375
Price
-255
Inflation[1]
+331
Gross Industrial Productivity
-199
Support function costs
-45
Other
-159
Currency Effects[2]
+45
Pelco +34
Other +11
Perimeter[3]
2,754
2008
Organic Growth
△ 08/07
+11.9%
-6.2%
+1.8%
+7.5%

[1] Of which Raw materials: -149, Production labour & other Costs: -106

[2] Of which translation: -89, transaction: -70

[3] Including APC: +22, MGE small systems: -43, others +32

Purchasing savings driving 2008 improvement in industrial productivity

Breakdown of productivity gains (in €m)

	2007	2008
Purchasing	124	165
Lean Manufacturing	55	50
Rebalancing	72	65
Other plans	44	51
Gross industrial productivity	295	331
as % of products' cost of sales[1]	*4.0%*	*3.6%*

[1] Excluding cost of sales for services and related businesses

All geographies at healthy margins above 15%

Breakdown by region
(before corporate costs[1])

Sales
€18,311m



Rest of the World
10%
Europe
44%
Asia-Pacific
19%
North America
27%



Europe
1,412
17.4%
1,349
17.2%
+0.2 pt
North America
824
16.3%
787
16.5%
-0.2 pt
Asia-Pacific
539
15.9%
440
13.6%
+2.3 pts
Rest of the World
290
16.5%
232
15.9%
+0.6 pt
2008
2007

[1] Corporate costs of -1.7% of Group sales in 2008 (-1.4% in 2007)

All businesses with strong margins after the recovery of Critical Power

Breakdown by business
(before corporate costs[1])



Sales
€18,311m
Electrical Distribution 57%
Automation & Control 29%
Critical Power 14%



Electrical Distribution
1,919
18.6%
1,789
18.1%
+0.5 pt
Automation & Control
769
14.5%
700
14.2%
+0.3 pt
Critical Power[2]
372
14.6%
293
11.4%
+3.2 pts
2008
2007

[1] Corporate costs of -1.7% of Group sales in 2008 (-1.4% in 2007)
[2] Results of the business unit on a proforma basis (excluding MGE Small Systems in 2007 and excluding Gutor in 2008)

Continued improvement in free cash flow leading to debt reduction

Analysis of debt change in €m	2008
Net debt at January 1	(4,936)
Operating cash flow	2,500
Capital expenditure – net[1]	(693)
Change in operating working capital	(86)
Change in non-operating working capital	14
Free cash flow	1,735
Dividends	(796)
Acquisitions	(615)
Capital increase	144
Other[2]	(85)
Decrease in net debt	383
Net debt at December 31	(4,553)

1 Including R&D capitalization of €195m (€131m in 2007)
2 Including purchase of treasury shares of €(70)m and USD-related debt conversion effect of €(60)m

Cash conversion significantly enhanced over the past few years

Free cash flow in €m



CAGR: +25%
1,107
1,530
1,735
2006
2007
2008

Cash conversion
(Free cash flow / net income)



85%
97%
103%
2006
2007
2008

Capital employed under control thanks to WCR management and a low capital intensive model


Days of receivables1
58.0 d
-4.3 d
Days of inventories1
50.2 d
+1.2 d
Days of payables1
42.5 d
+0.6 d
WCR2
20.8%
-1.0pt
CAPEX2
3.8%
+0.6pt
CAPITAL EMPLOYED
€ 17,257m
+1.8%

1 Days: of sales
2 % of sales

… leading to further progress in ROCE

€m	2008	Change
Capital Employed	17,257	+1.8%
EBITDA	3,331	+7.0%
EBITA	2,754	+7.5%



Cash ROCE
+1.2pt
13.4%
14.6%
2007
2008
ROCE
+1.0pt
11.0%
12.0%
2007
2008

Extended debt maturities despite credit markets turbulences

Gross debt structure as of Dec 31, 2008

Fixed debt Vs Floating debt[1]
100% = €6.2bn


26%
74%
Fixed debt
Floating debt

[1] After SWAP

By currency[1]
100% = €6.2bn


32%
55%
13%
Euro
US dollar
Others

[1] After SWAP

By maturity
100% = €6.2bn


36%
25%
39%
<1 year
1 y < Debt < 5 y
> 5 years

- €1.7bn of cash and cash equivalents
- €2.3bn of additional available backup of facilities
- €1.0bn new finance raised in January 2009, including bond issue
- As of end-January 2009, debt maturing within 1 year = 10%

Credit ratios clearly strengthened over the past 12 months

Financial ratios in €m

	2007	2008
Consolidated shareholders' equity	10,314	11,051
Net debt	4,936	4,553
Net debt-to-equity ratio	48%	41%
Interest coverage (EBITDA/Debt costs)	13x	14x
Operating cash flow/net debt	45%	55%
Funds from operations/net debt[1,2]	38%	42%
S&P rating	BBB+	A-
Moody's rating		A3

[1] According to S&P definition

[2] Despite a €470m of pre-tax increase in provisions for pensions

APC-MGE at 15% EBITA margin before restructuring costs

(in $m)	2007 Proforma[1]	2008	Change
Sales	3,520	3,747	+6%
Organic growth			*+7%*
EBITA before restructuring	440	569	+29%
Margin %	*12.5%*	*15.2%*	*+2.7pts*
EBITA	402	547	+36%
Margin %	*11.4%*	*14.6%*	*+3.2pts*

- Solid year despite weakening end markets in fourth quarter
- Profitability improvement driven by operational efficiencies in purchasing, logistics, commercial reorganization, G&A expenses

[1] Results of the APC-MGE business unit on a proforma basis (excluding MGE Small Systems in 2007 and Gutor in 2008)

Significant margin improvement for Pelco in first full-year within the Group

(in $m)	2008	Chg vs. proforma[1]
Sales	608	(1%)
EBITDA[2]	106	+43%
Margin %	17.5%	+5.4pts

Synergies vs. plan


Revenues
58%
Costs
148%

- 2008 EBITDA margin above target
- Acceleration of cost synergies, notably in purchasing, and additional efficiencies more than offsetting the less favourable volumes
- Introduction of next generation IP-based range in early 2009

[1] Including Integral merged with Pelco
[2] Before restructuring costs

Sustained increase of EPS and dividend

Earnings per share



3.73
4.56
5.95
6.78
7.02
2004
2006
2008

+17% p. y.

Dividend per share



1,80
2,25
3,00
3,30
3,45[1]
2004
2006
2008

+18% p. y.

[1] Subject to shareholder approval on April 23, 2009

one company program

(2009-2011)

The Case for Change: 4 radical transformations

From power and control…	… to energy management
From a product play …	… to a product and solution play
From leader in mature …	… to leader in mature and new economies
From multi local & complex	… to global and simple organisation

Strategic initiatives supported by 2 strong fundamentals and 3 key transformations…


customer 1
1 team
1 solution provider
1 leader in new economies
1 global company
Long term **growth drivers**
Positioned for **lower cost structure**

… leading to :

- superior organic growth across the cycles
- lower cost structure in the near term & beyond

We have launched initiatives leading to a minimum of € 1.4 billion savings by 2011



€m savings[1]
Blue sky scenario
Worst case scenario
One
simple way
One
lean supply chain
600
800
600
400
600
Crisis adaptation

[1] Before restructuring costs of up to €660m over 3 years

Across the cycle, Schneider Electric's profile is a growth rate at GDP +3 points

	2008 sales	Expected growth profile
New economies	32%	GDP + 6 pts
Solutions with EE features	30%	GDP + 5 pts
Mature business	45%	GDP

Average growth profile GDP +3 pts

Overlap (7%)

Across the cycle, earnings drivers should support a continued improvement of profitability

new² target: EBITA range 13%-15%
2008 upcycle achievement: 15% margin

+

- One solution provider
- Leader in new economies
- One simple way
  Structural savings of €600m
- One lean supply chain
  productivity of €600 – 800m

-

- Global IT system
  Deployment (€150m)
- Salary and general
  cost inflation
- Mix effect

In a normal cycle, Schneider Electric is able to generate an EBITA margin range of 13%-16%

In the short term we are prepared to manage a global economic downturn

Environment	Management Response	Outcome
Low visibility	Flexibility	Resilience
High uncertainty on the severity of the downturn Impact on organic growth difficult to forecast Our scenario is a range of **-5% to -15%** growth in 2009	We are geared to manage the worst case scenario: - **Intensification** of support function costs reduction - **Conservative cash management** (capex reduction, active working capital management) - Restructuring costs up to **€660m** over 3 years	Under these conditions, we want to deliver: - Support function costs savings of **€0.6-1.0bn** - **EBITA margin floor at 12%** before restructuring costs in the worst case - a cash conversion of **100%** of net income

Strong liquidity has been achieved through the credit crisis

- Even in a worst case scenario, we have secured a minimum €3 billion liquidity by end 2011

Commitments

- **A- rating (FFO / net debt ratio > 35%)**
- **Dividend pay out ~50%**

Key assumptions

- **Worst case volume scenario**
- **No acquisition / divestiture**
- **Restructuring costs of €660M**

Cash & available credit lines (€bn)



31.12.08
3.8
31.12.09
4.6
31.12.10
2.9
31.12.11
3.3

Liquidity position could be higher with a payment of dividend in shares, at shareholder's option

Schneider Electric's business model is resilient

Markets	Activity	Structure
Diversified end-markets	Capture additional value in the market through solutions and services	Flexible cost structure (70% of COGS variable)
Diversified geographic exposure	Increased presence in new economies	Production in low cost countries (41% of COGS)
Multiple accesses to markets	Exposure to government stimulus plans	Simplification (support function costs reduction) & lean supply chain

Appendices

Definitions

- EBITDA: EBIT before net depreciation and amortization
- EBITA: EBIT before amortization and impairment of purchase accounting intangibles
- Capital Employed: Shareholders' equity + net debt + provisions
- Cash conversion: Free cash flow / net income
- Free cash flow: Operating cash flow – change in working capital – net capital expenditures
- ROCE: After tax EBITA / Capital Employed

Contacts & agenda

Carina Ho - Head of IR - carina.ho@schneider-electric.com
Grégoire Rougnon - IR manager - gregoire.rougnon@schneider-electric.com

23 April	Q1 2009 Sales	Conference call 9:00am
23 April	Shareholders' Meeting	
31 July	2009 Half-Year Results	Conference call 9:00am
22 October	Q3 2009 Sales	Conference call 9:00am

Help people make the most of their energy

Press Release

Schneider Electric and Philips launch building control interoperability vision within HOMES programme

ZigBee-based multi-vendor solutions will enable better energy management in homes and buildings

Dublin (Ireland), February 13, 2009 – Schneider Electric and Philips will today launch a new vision for interoperability in home automation and building control at the ZigBee Alliance's European Smart Energy Forum in Dublin, Ireland. This is the first demonstration from the HOMES programme, a European industry collaboration, and will showcase the programme's future technology development platform. As part of the launch, Schneider Electric and Philips will demonstrate innovative multi-vendor system components operating seamlessly in ZigBee wireless networks.

The demonstrations are targeted at energy suppliers and infrastructure installers. Highlights include:

- **Intelligent energy-efficiency platform**
  A new platform that allows end-users and third-parties to manage systems both locally and remotely. It enables new task automation and management solutions to reduce power consumption and increase user convenience. It will allow users to see how energy could be used in a smarter way to promote even greater savings.
- **Combined power-line / ZigBee wireless network**
  By combining power line technology with ZigBee wireless solutions, power lines can be easily and efficiently re-used for new services.
- **World's first self-powered ZigBee-based wireless switches**
  No wires and no batteries, self-powered ZigBee-based switches will enable more flexible and more efficient solutions that need less maintenance.

The innovations demonstrated use ZigBee wireless technology as it is the only open standard that enables true system interoperability and multi-sourcing for sensor and control applications in home / building network.

"*Schneider Electric as the worldwide leader of energy management, need combination of innovations and open standards such as ZigBee to create new products and infrastructures to build solutions meeting the expectations for energy efficient smart homes and buildings,*" says Eric Pilaud, Executive VP Strategy, Customers & Technology, Schneider Electric. "*Energy saving and cleaner generation are the best answers to the challenges our planet is facing, and Schneider Electric is committed to helping individuals and organizations to make the most of their energy*".

"*Philips wants to be on the forefront shaping the landscape, by developing one single solution that provides a clear standard for all parties involved. We see that markets cannot develop in an optimal way, due to various proprietary technologies instead of one single solution. Having a standard as ZigBee accelerates market development and gives numerous players the opportunity to demonstrate innovative and more advanced applications,*" adds Jan Denneman, Philips VP Sustainability & Industry Standards.

Press Contact :
Schneider Electric
Véronique Roquet-Montégon
Corporte Press & Public Relations

Phone : +33 (0)1 41 29 70 76
veronique.roquet-montegon@schneider-electric.com

Press Contact :
Philips
Femmy de Rijk
Philips Intellectual Property & Standards / Communications Department

Phone : +31 40 27 40161
femmy.de.rijk@philips.com

Schneider Electric

Press Release (p. 2)

The HOMES programme

The Homes programme aims to equip each building with solutions to achieve the best energy performance. Officially green-lighted by the European Commission, it started in September 2008 and brings together 13 industrial and research partners. It is part-funded by OSEO.

About Schneider Electric

As a global specialist in energy management with operations in more than 100 countries, Schneider Electric offers integrated solutions across multiple market segments, including leadership positions in energy and infrastructure, industrial processes, building automation, and data centres/networks, as well as a broad presence in residential applications. Focused on making energy safe, reliable, and efficient, the company's 120,000 employees achieved sales of more than 17.3 billion euros in 2007, through an active commitment to help individuals and organisations "Make the most of their energy™".
www.schneider-electric.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people's lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of "sense and simplicity". Headquartered in the Netherlands, Philips employs approximately 121,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About the ZigBee Alliance

ZigBee is the global wireless language connecting dramatically different devices to work together and enhance everyday life. The ZigBee Alliance is a non-profit association of more than 300 member companies driving development of ZigBee wireless technology. The Alliance promotes world-wide adoption of ZigBee as the leading wirelessly networked, sensing and control standard for use in energy, home, commercial and industrial areas. For more information, visit: www.ZigBee.org.

Press Contact :
Schneider Electric
Véronique Roquet-Montégon
Corporte Press & Public Relations

Phone : +33 (0)1 41 29 70 76
veronique.roquet-montegon@schneider-electric.com

Press Contact :
Philips
Femmy de Rijk
Philips Intellectual Property & Standards / Communications Department

Phone : +31 40 27 40161
femmy.de.rijk@philips.com

Schneider Electric

Financial Information

Solid results for full year 2008

- EBITA[1] margin reached the high end of new[2] target at 15%
- ROCE[2] up 1 point to reach 12%
- Proposed dividend of €3.45 up 5%

High cash generation further strengthens balance sheet

- Record high free cash flow at €1,735m, up 13%
- Cash conversion[3] at 103%
- FFO/Net Debt[4] ratio at 42% supporting A-/A3 long-term credit ratings
- High level of liquidity secured

Rueil-Malmaison (France), February 19, 2009 – Schneider Electric announces today its sales and results for the fiscal year ending December 31, 2008, pursuant to the review of the financial statements by the Supervisory Board on February 18, 2009.

€ million	Full year 2008	Full year 2007	% Change
Sales	**18,311**	**17,309**	**+5.8%**
Organic growth			***+6.6%***
EBITA	**2,754**	**2,562**	**+7.5%**
EBITA margin	***15.0%***	***14.8%***	***+0.2pts***
Net income	**1,682**	**1,583**	**+6.3%**
Earnings per share (€)	**7.02**	**6.78**	***+3.5%***
Free cash flow	**1,735**	**1,530**	**+13.4%**

Jean-Pascal Tricoire, President and CEO, comments: *"We delivered a full year 2008 organic growth of 6.6%, a solid EBITA margin of 15%, a robust cash generation and met all the financial targets set under the new² program for the period 2005-2008. Looking ahead, Schneider Electric will continue its strategic transformation outlined in its new company program ONE covering 2009-2011. While visibility on global outlook remains low in the near term, we are putting clear priority on driving efficiency and making the necessary adaptation of the group's cost structure in response to the changing environment. With its solid balance sheet and resilient business model, we're confident that Schneider Electric will emerge from this down phase in an even better competitive position"*

1 *EBITA: EBIT before amortization and impairment of purchase accounting intangibles*
2 *ROCE: EBITA after tax / Shareholders' equity + Net debt + Provisions*
3 *Cash conversion: Free cash flow / Net income*
4 *Funds from operations / net debt, both indicators according to S&P definition*

Investor Relations :
Schneider Electric
Carina Ho
Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon
Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Financial Information (p. 2)

I. CONTRASTED YEAR WITH STRONG FIRST HALF FOLLOWED BY ACTIVITY SLOWDOWN IN Q4 AS A RESULT OF GLOBAL ECONOMIC DOWNTURN

Full year **2008 sales** reached **€18,311 million**, up **6.6%** on a constant structure and exchange rate basis. Average organic growth rate reached 10% per year under the new² program for the period 2005 – 2008.

Acquisitions contributed €538 million, or 3.1% of sales growth, including APC for €191 million (1.5 months), Pelco for €293 million (9.5 months) and Xantrex for €36 million (3 months). The divestment of MGE Small systems business reduced sales by €155 million (10 months).

The currency effect was significantly negative at €623 million or -3.9%, primarily due to the US dollar's and the British pound's depreciation against the euro.

On a current structure and exchange rate basis, sales rose **+5.8%**.

€ million	Sales Full year 2008	% change Full year constant	Sales Q4 2008	% change Q4 constant
Europe	8,101	+6.0%	1,992	-2.3%
North America	5,053	+1.5%	1,358	-5.0%
Asia-Pacific	3,395	+9.6%	880	+1.7%
Rest of the World	1,762	+19.2%	483	+20.7%
Total	**18,311**	**+6.6%**	**4,713**	**-0.4%**

In the **fourth quarter of 2008**, on a constant structure and exchange rate basis, sales were stable at **-0.4%**, reflecting the fast deteriorating business environment in the later part of the year, weakening end-market trends across geographies, deferral of new investment decision by end-users, and destocking at some of the distributors. Thanks to its ability to leverage its attractive portfolio of activities, growth was supported by solutions and services across all geographies towards year-end.

On a current structure and exchange rate basis, sales increased by 2.8%.

Growth by region for the fourth quarter

In Europe, sales were down **2.3%** compared to the same period last year reflecting the worsening market environment. In Western Europe, while growth in France, Italy and Germany remained positive, Spain and UK slowed further as a result of the downturn in the residential market that started to extend to other markets and of destocking at distributors. Growth in Scandinavia turned sharply negative in the fourth quarter attributable mainly to their exposure to the residential and non-residential building markets. In Western Europe, the product business as a whole slowed but was partially offset by the demand for solutions and services.

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric

Financial Information (p. 3)

Eastern European markets registered a drop in growth in the magnitude of 10%, attributable primarily to the impact of the financial crisis on a number of the countries, triggering sharp downturn in the residential and industrial end markets.

In North America, organic growth was down 2.9% excluding customized sensors (**-5.0%** on a reported basis). In terms of end market trends, the residential market hit new lows. The commercial building and industrial markets turned negative in the fourth quarter. As in other regions, product business slowed but project and services, in particular in healthcare and infrastructure, continued to register double-digit growth thanks to Schneider Electric's dedicated offerings and complete solutions approach. Customized sensors business unit continued to register negative growth in the fourth quarter (-32%) attributable primarily to the sharp drop in demand from automotive customers.

In Asia-Pacific, sales grew by **+1.7%**. The region is affected by the weaker trends in the industrial and building markets. The energy and infrastructure end market and the solutions business continued to show resilience. China registered high single-digit growth in the fourth quarter supported by low voltage, medium voltage and project backlog consumption. The Pacific zone delivered similar level of growth benefiting from the utilities and water and waste-water segments demand. Japan growth turned negative as a result of the sharp contraction in industrial activities, while South-East Asia was stable.

Growth in the **Rest of the World** remained strong at **+20.7%**. The region as a whole continued to perform well. Middle-East and Africa posted strong growth in the fourth quarter, but the first signs of slowdown in some residential markets were visible. Growth in South America remained at double-digit but is slowing as a result of the impact of the financial crisis on export-oriented industries.

Growth by business for the fourth quarter

Electrical Distribution (57% of 2008 sales) achieved **3.9%** organic growth in the fourth quarter, driven more particularly by the offerings in power solutions and in medium voltage. **Automation & Control** (29% of 2008 sales) posted negative growth of **-6.7%**, impacted primarily by the downturn in the industrial end-market segment. Excluding customized sensors business unit, sales of Automation were down by **-4.5%**. After three quarters of strong growth, **Critical Power & Cooling** businesses (14% of 2008 sales) registered a negative growth of **-4.0%** in the fourth quarter attributable primarily to channel inventory reduction in its small systems product ranges, while some project delays reduced the growth of its large systems for enterprises and the related services.

€ million	Sales Full year 2008	% change Full year constant	Sales Q4 2008	% change Q4 constant
Electrical Distribution	10,343	+7.9%	2,752	+3.9%
Automation & Control	5,313	+3.3%	1,277	-6.7%
Critical Power & Cooling	2,655	+7.8%	684	-4.0%
Total	**18,311**	**+6.6%**	**4,713**	**-0.4%**

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric

Financial Information (p. 4)

II. EBITA PROFITABILITY AT 15.0% REACHES HIGH END OF NEW[2] TARGET RANGE

EBITA had its fifth consecutive year of increase, with **+8%** in 2008 to **€2,754 million**. The following factors contributed to the increase:

- Organic growth led to a volume effect of **€244 million.** Mix was less favorable with a **-€145 million** impact, reflecting stronger growth in less profitable product lines.
- Pricing was strong across all regions, at **€375 million** or **2.2%** of sales. This performance allowed to offset not only the **-€149 million** inflation in raw material costs but also the **-€106 million** coming from other production costs, mainly labour. In some countries, higher prices also came to offset the depreciation of the domestic currency to protect margins.
- Industrial productivity continued at a high pace with gains of **€331 million**, representing **3.6%** of the products' cost of sales. Savings from purchasing increased, notably thanks to purchase globalization, while they remained at a high level for rebalancing and lean manufacturing.

The currency fluctuations also impacted EBITA, by a negative **€159 million**, including a transaction impact of €-70 million, as a result of the strong volatility of many currencies in the second half of the year, including the British pound, the Australian dollar and currencies of some new economies, partly offset by higher prices in some of those countries.

Lastly, EBITA includes **€34 million** from Pelco acquisition, the global leader in video security. Other acquisitions, net from divestments, contributed an additional **€11 million**.

EBITA margin increased by **0.2 point** in 2008 to a record level of **15.0%**, at the higher end of the new[2] target range. This profitability improvement was led by the Asia-Pacific region, the margin of which gained 2.3 points, but also by Europe and the Rest of the World. North America margin edged down by 0.2 point. All businesses (Electrical Distribution, Automation & Control, Critical Power) improved their margins.

III. UPDATE ON THE PERFORMANCE OF APC and PELCO

The **APC-MGE business unit** reported an EBITA of **$547 million**, an increase of 36% thanks to continued growth and higher efficiency, notably in the fields of purchasing, logistics, commercial organization and G&A that delivered savings above target. The EBITA margin reached **14.6%** (up **3.2 points**) and is now on par with the Group level.

In its first full year within Schneider Electric, **Pelco** continued to improve its profitability. The entity delivered an EBITDA increase of 43% (before restructuring costs) to **$106 million** at **17.5%** of sales up 5.4 points. While sales synergies are longer to implement than initially expected, this is offset by higher cost savings and synergies.

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Financial Information (p. 5)

IV. EARNINGS PER SHARE AT 7.0 EUROS

Net income rose to **€1,682 million** up **6%**.

The net income includes impairments of intangible assets relating to acquisitions for €81 million (€6 million in 2007), of which €70 million related to the customized sensors business unit.

Financial expenses increased to €314 million. The reduction in the effective tax rate by 2.6 points to 24.5% led to a lower income tax at €555 million (€600 million in 2007).

The debt-to-equity ratio stood at 41% as of December 31, 2008 down 7 points compared to the previous year.

Net earnings per share rose **4%** to **€7.02**. The increase is slightly smaller than for net income, partly due to the effect of the April 2007 share issue to finance part of the APC acquisition.

At the Annual Meeting on April 23, 2009, shareholders will be asked to approve a **dividend** of **€3.45** per share, payable as from May 29, 2009 in cash or in shares at shareholder's option.

V. FREE CASH FLOW AT € 1,735 MILLION (9.5% OF SALES)

Operating cash flow in 2008 totaled **€2,500 million,** up 13%. Working capital requirements increased by a limited €72 million despite the challenging environment at year-end, while net investment was €693 million. **Free cash flow** increased by 13% to **€1,735 million**, reflecting a healthy cash conversion of 103% of net income.

VI. BALANCE SHEET FURTHER STRENGTHENED THROUGHOUT 2008

After the payment of the 2007 dividend and of acquisitions (including IMS, ECP, Marisio, Wessen, RAM and Xantrex), net debt decreased to €4,553 million (€4,936 at end 2007).

Schneider Electric's strong cash generation contributed to further improve its **credit ratios** with 41% of net debt to equity (down from 48% at the end of 2007) and a **FFO / net debt** ratio of **42%**, supporting its A- / A3 long-term credit ratings.

Liquidity was strengthened throughout the year, despite the difficult credit market conditions. Schneider Electric secured cash & cash equivalents of €1.7 billion as of December 31, 2008 and, as of January 31, 2009 following its bond issue, had only 10% of its gross debt maturing within one year.

Lastly, **Return On Capital Employed** (ROCE) was up **1.0 point** to **12.0%**.

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Financial Information (p. 6)

VII. OUTLOOK

As announced at the presentation of its One Company program on January 28, 2009 management is putting clear priority on driving efficiency to meet challenging market conditions, by generating structural savings of support functions costs of € 600 million per annum by 2011 and cumulative savings on gross industrial productivity of € 600 – 800 million over 3 years.

Low near term visibility resulting from the global economic downturn reduces considerably the group's ability to provide reliable forecast on growth. Schneider Electric will manage this uncertain environment by maximizing flexibility in its cost structure and, if need be, by implementing additional support function cost reduction up to € 400 million per annum by 2011. It aims to demonstrate its resilience and deliver a minimum EBITA margin of 12% before restructuring costs under the worst case of the range of scenarios of -5% to -15% organic growth in 2009.

Schneider Electric reaffirms its commitments to solid balance sheet and to shareholder return by maintaining:

- a FFO/net debt ratio above 35%, corresponding to long-term ratings of A-/A3
- a dividend payout ratio of ~50%, payable in cash or in shares, at shareholder's option

****

First-quarter 2009 sales will be released on April 23, 2009.

About Schneider Electric

As a global specialist in energy management with operations in more than 100 countries, Schneider Electric offers integrated solutions across multiple market segments, including leadership positions in energy and infrastructure, industrial processes, building automation, and data centres/networks, as well as a broad presence in residential applications. Focused on making energy safe, reliable, and efficient, the company's 114,000 employees achieved sales of more than 18.3 billion euros in 2008, through an active commitment to help individuals and organizations "Make the most of their energy."
www.schneider-electric.com

****

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric

Financial Information (p. 7)

Appendix

Fourth-quarter 2008 sales by geographical region were as follows:

€ million	Sales Q4 2008	% change Q4 constant	Changes in scope of consolidation	Currency effect	% change Q4 current
Europe	1,992	-2.3%	-1.2%	-2.1%	-5.6%
North America	1,358	-5.0%	+10.1%	+7.7%	+12.8%
Asia-Pacific	880	+1.7%	-3.8%	+2.7%	+0.6%
Rest of the World	483	+20.7%	+4.5%	-3.6%	+21.6%
Total	**4,713**	**-0.4%**	**+1.8%**	**+1.4%**	**+2.8%**

Full year 2008 sales by geographical region were as follows:

€ million	Sales Full year 2008	% change Full year (constant)	Changes in scope of consolidation	Currency effect	% change Full year (current)
Europe	8,101	+6.0%	-0.5%	-2.2%	+3.3%
North America	5,053	+1.5%	+10.9%	-6.5%	+5.9%
Asia-Pacific	3,395	+9.6%	-1.3%	-3.3%	+5.0%
Rest of the World	1,762	+19.2%	+6.9%	-5.4%	+20.7%
Total	**18,311**	**+6.6%**	**+3.1%**	**-3.9%**	**+5.8%**

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric

Financial Information (p. 8)

Fourth-quarter 2008 sales by business were as follows:

€ million	Sales Q4 2008	% change Q4 constant	Changes in scope of consolidation	Currency effect	% change Q4 current
Electrical Distribution	2,752	+3.9%	+2.4%	-0.6%	+5.7%
Automation & Control	1,277	-6.7%	+2.8%	+0.8%	-3.1%
Critical Power & Cooling	684	-4.0%	-2.9%	+9.6%	+2.7%
Total	**4,713**	**-0.4%**	**+1.8%**	**+1.4%**	**+2.8%**

Full year 2008 sales by business were as follows:

€ million	Sales Full year 2008	% change Full year (constant)	Changes in scope of consolidation	Currency effect	% change Full year (current)
Electrical Distribution	10,343	+7.9%	+1.2%	-4.3%	+4.8%
Automation & Control	5,313	+3.3%	+7.6%	-3.3%	+7.6%
Critical Power & Cooling	2,655	+7.8%	+1.7%	-3.4%	+6.1%
Total	**18,311**	**+6.6%**	**+3.1%**	**-3.9%**	**+5.8%**

Investor Relations :
Schneider Electric
Carina Ho

Phone : +33 (0) 1 41 29 83 29
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

END